SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2009
British Telecommunications plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X              Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No  X
Enclosure: Annual Report and Form 20-F 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary
Date: May 27, 2009

Annual Report & Form 20-F 2009 As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

BT is a communications services company which operates in more than 170 countries worldwide. We are proud to serve customers that range from some of the largest multinational corporations and public sector organisations in the world, through the small business sector to millions of families and residential customers in the UK.

CONTENTS

2 Report of the Directors
2 Business review
13 Financial review
25 Statutory information
27 Statement of directors’ responsibility
28 Report of the independent auditors
30 Consolidated financial statements
81 Glossary of terms and US equivalents
82 Report of the independent auditors – parent company
83 Financial statements of British Telecommunications plc
98 Subsidiary undertakings and associate
99 Additional information for shareholders
103 Cross reference to Form 20-F

This is the Annual Report for the year ended 31 March 2009. It complies with UK regulations and is the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     In this Annual Report, references to “BT”, “BT plc”, “the group”, “the company”, “we” or “our” are to British Telecommunications plc and its subsidiaries and lines of business, or any of them as the context may require.
     References to a year are to the financial year ended 31 March of that year, eg ‘2009’ refers to the year ended 31 March 2009. Unless otherwise stated, all non-financial statistics are at 31 March 2009. Please see cautionary statement regarding forward-looking statements on page 99.
     A number of measures quoted in this Annual Report are ‘non-GAAP measures’. The Directors believe these measures provide a more meaningful analysis of the trading results of the group and are consistent with the way financial performance is measured by management. These include EBITDA, adjusted EBITDA, adjusted operating profit, adjusted profit before taxation and free cash flow. The rationale for using non-GAAP measures and reconciliations to the most directly comparable IFRS indicator are provided on pages 14, 15, 23 and 24.
British Telecommunications plc Annual Report and Form 20-F 2009     1

REPORT OF THE DIRECTORS
BUSINESS REVIEW
Introduction
BT is a communications services company which operates in more than 170 countries worldwide. We are proud to serve customers that range from some of the largest multinational corporations and public sector organisations in the world, through the small business sector to millions of families and residential customers in the UK.
     We are at the heart of a communications revolution which is continuing to improve the quality of people’s lives and the effectiveness of their businesses. It is our job to bring together the best technology to create services that our customers need while offering them the very best value.
Our 2009 performance
In 2009, in spite of the economic downturn, three of our lines of business – BT Retail, BT Wholesale and Openreach – have each performed well. Both BT Retail and Openreach delivered EBITDA growth while in BT Wholesale the rate of decline in revenue has slowed. This good performance was primarily due to the effective delivery of cost savings. However, these achievements were overshadowed by the unacceptable performance in BT Global Services.
The issues in BT Global Services
During the 2009 financial year, the level of profitability in BT Global Services fell significantly. This was caused by a combination of higher costs, the slow delivery of cost reduction initiatives and worsening economic conditions. This led to the conclusion that previous estimates of profitability for some of our major contracts were no longer likely to be achieved.
     On page 3 we explain the action taken as a result of these issues and how BT Global Services is being restructured to streamline and refocus the business.
Our focus
We aim to make BT a better business and drive shareholder value by delivering on our current strategic priorities better, faster and cheaper.
These are:

•	providing excellent customer service

•	building future networks

•	becoming more agile.
Providing excellent customer service
Our goal is to provide excellent service in every market in which we operate by putting our customers at the heart of everything we do.
     Every part of BT is taking action to make substantial improvements to the delivery of our services. That means getting things right first time every time, keeping our promises to our customers and meeting or exceeding their expectations.
     We continually track improvements that reflect the real experience of our customers from start to finish. We have made significant progress in the last 12 months across the whole range of our customers and we are determined to make further improvements. In the highly competitive markets in which we operate we believe that being recognised for outstanding customer service is a key differentiator for BT.
     As an example of the progress we are making in the consumer market, the time taken to get through to an advisor fell by 65% in the past year. Our customers experienced a reduction of more than 20% in the number of line faults, which means that a line will go wrong on average just once every 13 years. In the small business market, there was a 20% improvement in the average time to clear telephony network faults, while the average time to provide international multi-protocol label switching (MPLS) services to large business customers reduced by over 40%.
Building future networks
The digital revolution is opening up a world of new possibilities for all our customers. It means people can work together and collaborate more effectively than ever before. They can be entertained and informed in ways that would have been hard to imagine just a few years ago. We think this revolution has only just begun, and we are investing in our networks, systems and services to ensure that they are fit for the future.
     In July 2008, we announced plans to make Britain’s biggest ever investment in a fibre-based super-fast broadband network. We will spend £1.5bn making fibre based services available to around 40% of the UK’s homes and businesses by 2012. This will deliver a range of services with top speeds of up to 100Mb, allowing customers simultaneously to run multiple bandwidth-hungry applications, such as high-definition movies, gaming, complex graphics and videos; all with greatly improved upload as well as download speeds.
     These plans are conditional on our ability to make a proper return on our investment, and we have seen encouraging progress in establishing the right regulatory basis for this investment.
     Super-fast broadband will run on BT’s 21CN infrastructure. 21CN is our next generation global platform and has been at the heart of BT’s transformation for some years.
     We have now completed the new 21CN core network which is a unified software driven platform. It will help us meet our customers’ needs faster and more efficiently whether they are delivered over copper or fibre. It will reduce the time it takes to get new services to market, eliminating duplication and reducing costs.
     Our flagship MPLS network service provides coverage and support around the world from 875 BT managed points of presence and around 2,600 in partnership.
Becoming more agile
Our goal is to combine the strengths of being a large company with the speed and flexibility of a small company. Our people are becoming more agile in the way they work together to serve customers. We are making our company more agile as well, cutting out any bureaucracy that can slow us down. As a result we will be more responsive to customer needs.
     We are continuing to simplify our business to give people more authority and to allow them to do their jobs more effectively.
     As we become a more agile organisation, we reduce our costs as well as the number of people we need to employ. In the past year we have reduced the number of full-time employees by around 5,000. In addition to this, the number of indirect employees working through agencies or third party contractors was reduced by around 10,000, giving a reduction in our total labour resource of some 15,000. We expect further reductions of a similar level in 2010. We have sought to retain our permanent workforce through redeployment and retraining, and will continue to do so. We continue our drive to reduce costs across the business, and made further progress in 2009 towards transforming our cost base.
     Three out of four of our lines of business have made a strong contribution towards the delivery of cost savings, although BT Global Services still has to control costs more tightly and deliver greater savings.
Maintaining a sustainable business
BT is committed to contributing positively to the communities in which it works and to operating in a socially responsible way. We are using communications technology to help create a better, more sustainable world. Our goal is to help meet the challenge of climate

2 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Business review

change, to promote a more inclusive society and to enable sustainable economic growth.
     We believe that being a recognised leader in the field of corporate responsibility contributes to shareholder value. It builds our brand and is central to the way we do business. It encourages the best people to want to work for BT. It is a powerful reason for customers to do business with us and stay loyal to us.
     We commit a minimum of 1% of our pre-tax profits to activities that support society. We invested £25m, comprising time, cash and in-kind contributions, in the community in 2009. Of this amount, £2.3m was in the form of charitable donations.
Measuring our performance
For 2009, the key performance indicators (KPIs) against which we measured the delivery of our strategy were:
•   customer service
•   free cash flow.
     Our customer service results were encouraging and we delivered significant improvements during the year. However, the unacceptable performance in BT Global Services impacted free cash flow, which was well below target.
Customer service
We set ourselves a group-wide stretching target in 2009 of improving right first time by 24%. We achieved an increase of 17%, compared with 9% in 2008 and we are targeting further improvements in 2010. We are now delivering excellent customer service levels in many areas.
Free cash flow
Free cash flowa in 2009 was £1,666m, compared with £2,462m in 2008 (see Financial review page 18).
Outlook
We expect revenue to decline by 4% to 5% in the 2010 financial year, reflecting a continuation of the trends seen towards the end of the 2009 financial year, and the impact of lower mobile termination rates, together with the impact of refocusing BT Global Services.
     We expect to deliver a net reduction in group capital expenditure and operating costs of well over £1bn in 2010. Included within this is a reduction in group capital expenditure to around £2.7bn.
How we are structured
We have four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. These are supported by two internal functional units: BT Design and BT Operate.
     BT Retail, BT Wholesale and Openreach operate mainly in the UK, where we are the largest communications services provider to the residential and business markets. BT Global Services operates in the UK and globally.
     BT is one of Europe’s largest and most successful communications wholesalers to other communications providers (CPs). In the UK we support CPs through BT Wholesale and Openreach, and internationally through Global Telecoms Markets, an operating unit of BT Global Services.
     We have integrated our networks, IT and testing facilities – which are managed by BT Design and BT Operate. Specifically, BT Design deploys platforms, IT systems and processes that support our products and services, while BT Operate is responsible for making sure they run smoothly. Neither generates external revenue.
Line of business financial performance
The financial performance of each of the lines of business for 2009 and 2008 is discussed in this Business review. We measure the financial performance of BT Retail, BT Wholesale and Openreach based on EBITDA and operating profit before specific items. For 2009, we measure the results of BT Global Services on an ‘adjusted’ basis, being before the impact of contract and financial review charges and specific items. For further discussion of these items, see pages 23 and 24. A reconciliation of adjusted EBITDA to group operating profit (loss) by line of business, and for the group, is provided in the table at the foot of pages 14 and 15.
BT Global Services
Business overview
BT Global Services is a provider of networked IT products, services and solutions. We aim to be the partner of choice for large enterprise and government customers in the UK and globally.
     We have created a powerful combination of networked IT and professional services capabilities together with strong customer partnerships, investing and innovating together to build long-term value.
     The Gartner Group’s research organisation recognises BT as a global leader in Gartner’s Magic Quadrant for Network Service Providers, and industry analysts Telemark Services has given BT its platinum award, reflecting customer satisfaction with our delivery of global data virtual private network services, regarded as best in class. Customer service improvements in 2009 included a reduction of more than 40% in the average time to provide international MPLS services and a 6% improvement in the delivery of international repairs within the target time.
     We have more than 3,400 points of presence in more than 170 countries. We are the largest supplier of networked IT services to UK national and local government.
     Despite these strengths, during 2009 the level of profitability in BT Global Services fell significantly.
     As explained in the Principal risks and uncertainties section in this year’s and previous years’ annual reports, our pricing, cost and profitability estimates for major contracts generally include long-term cost savings that we expect to make over the life of the contract. In 2009, a failure to achieve these anticipated savings made a number of these contracts less profitable or even loss making, adversely impacting our profits.
Actions taken
The BT Group plc Board changed the senior management team within BT Global Services, with a new Chief Executive for the division appointed in October 2008. The new team’s brief was to address the cost base, to bring greater focus to the profitability of new contract wins and to reduce shortfalls in delivery performance on existing contracts. The new management team undertook an extensive review of BT Global Services’ financial position, contracts and operations. The financial review covered the financial performance of BT Global Services and its balance sheet position. The contract reviews covered the largest and most complex contracts and were conducted jointly with external advisors. Having completed the contract and financial reviews, a charge of £1.6bn was recognised, which includes £1.2bn relating to the two major contracts that are the subject of ongoing commercial negotiations. These charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in underlying assumptions and estimates, particularly in the light of the current economic outlook. £1.3bn of the total charge relates to a Free cash flow is a ‘non-GAAP measure’ provided in addition to disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 14, 23 and 24, and a reconciliation of free cash flow to the most directly comparable IFRS indicator is provided on page 18.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2009 3

contract costs which had been previously capitalised on the balance sheet.
     BT Global Services’ management team is implementing a number of process improvements. Some of these were in place by the end of 2009, the rest are being implemented in 2010. These include undertaking more regular contract reviews to assess commercial risks and opportunities as part of a strengthened contract governance process that combines operational, financial and risk reporting. Additional scrutiny of contracts and cost transformation plans have been put in place and will continue to be conducted on a rigorous and regular basis involving strong independent oversight of assumptions and estimates for new and existing contracts. We are also placing greater focus on profitable sectors, setting stringent win criteria and enhancing due diligence around our ability and readiness to meet our delivery requirements on all major contracts.
     Immediate action has also been taken to address the cost base, with particular focus on external procurement and total labour resource. We reviewed rates across our contractor base and successfully reduced these rates by up to 35%. We have addressed spend of £450m with suppliers across seven categories of expenditure, including our contractor base, and have successfully renegotiated contracts resulting in price reductions of 12% on average, and up to 35% in some categories. In addition, we have focused on a number of areas of significant discretionary expenditure including travel, consultancy and conferencing and have achieved reductions in these areas. These actions are expected to deliver sustainable cost reductions in the 2010 financial year.
How BT Global Services is changing
The operational review was completed towards the end of 2009, resulting in a revised operating model and restructuring plan which will reshape and refocus the business, further enhancing BT Global Services’ ability to serve customers and establish a significantly lower cost base.
     Under the new operating model, BT Global Services will focus on three customer segments:
•	being the number one provider of networked IT services to corporate and public sector customers in the UK, building on BT

Global Services’ strong market position and the group’s 21CN products and services

•	providing networked IT services to key multinational customers, differentiating BT Global Services through seamless global connectivity and delivery of BT’s core portfolio of products and services

•	creating a BT Global Services Enterprises unit consisting of a discrete portfolio of businesses addressing specific customer needs in key countries.
     Significant structural changes are being implemented. The majority will be completed in 2010 in order to deliver the benefits of the new operating model which include:
•	integrated sales, marketing, professional services, account management and delivery capability, competing effectively in each target market

•	enhanced bid management and start-up processes to improve win rates on selected deals and ensure standardisation and quality of delivery

•	a single global service model, consolidating a large number of individual centres into a small number of larger operational hubs, which will provide a single point of customer contact and enable improved right first time customer service
•	continued rationalisation of systems and networks, reducing the number of systems by a third and halving the number of global networks, thereby removing duplication and enabling significant cost savings

•	restructuring corporate support functions, to serve the three customer segments more efficiently and effectively

•	strategic partnering for sales, service and infrastructure.
     As a result of this operational review, the group has recorded specific item restructuring charges of £280m in 2009, with further charges of approximately £420m in total expected to be recorded over the next two financial years, the majority in 2010. These charges predominantly arise from legacy networks and products rationalisation and restructuring costs associated with people and property. Further analysis of these charges, including their cashflow impact, is provided in the Specific items section of the Financial review on pages 16 and 17.
Financial performance

	2009	2008
	£m	£m

Revenue	8,751	7,889
Adjusted gross profit[a]	2,553	2,839
Adjusted SG&A costs[a]	2,248	1,978
Adjusted EBITDA[a]	305	861
Contract and financial review charges	1,639	–
EBITDA	(1,334)	861
Operating (loss) profit[b]	(2,110)	117

[a] Adjusted items are before contract and financial review charges and specific items.

[b] Before specific items.
In 2009, BT Global Services revenue increased by 11% to £8,751m (2008: £7,889m). Revenue in 2009 includes the impact of foreign exchange rate movements of £588m and acquisitions of £291m. Excluding these, underlying revenue was £7,872m, compared with reported revenue of £7,889m in 2008. Revenue from outside the UK has increased to 47% of BT Global Services total revenue (2008: 40%), reflecting the impact of organic growth as well as the impact of foreign exchange rate movements and overseas acquisitions.
     Revenue from managed network solutions increased by 15% to £5,251m. The increase was driven by growth in revenue from both networked IT services and MPLS and reflects the impact of foreign exchange rate movements and acquisitions, together with substitution of UK calls and lines. Revenue from calls and lines decreased by 8% to £1,095m. The decrease was due to the gradual decline in this revenue stream as customers switch to more email, IP network and conferencing products as shown by the growth in managed network solutions. Other revenue increased by 12% to £2,049m. The increase was mainly driven by growth in revenue from the global carrier business and reflects the impact of foreign exchange rate movements and acquisitions. During the year, we won new networked IT services contracts worth £5.5bn (2008: £5.0bn). Networked IT services contracts represent 68% of our total order value of £8.0bn (2008: £8.0bn).
     Adjusted gross profit decreased by 10% to £2,553m in 2009 (2008: £2,839m), primarily due to high costs and the continued decline in higher margin UK business. Including the impact of contract and financial review charges of £1.6bn, gross profit in 2009 decreased by 67% to £942m.
     Gross profit is revenue less costs directly attributable to the provision of products and services reflected in revenue in the period. Selling, general and administrative (SG&A) costs are those costs that are ancilliary to the business processes of providing products and services and are the general business operating costs.
     Adjusted SG&A costs increased by 14% to £2,248m in 2009

4 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Business review

(2008: £1,978m). SG&A costs include the impact of foreign exchange rate movements of £221m and acquisitions of £151m. Excluding these, underlying adjusted SG&A costs decreased by 5% to £1,876m reflecting the renewed focus from the new management team on total labour resource, supplier negotiation and discretionary and general overhead expenditure in the second half of 2009. Including the impact of the contract and financial review charges of £28m included within SG&A costs, SG&A costs increased by 15% to £2,276m.
     The decrease in gross profit together with the impact of higher SG&A costs resulted in adjusted EBITDA of £305m, a reduction of £556m compared with 2008. Depreciation and amortisation increased by 4% to £776m (2008: £744m). The increase reflects the increased investment in our global infrastructure, customer related capital expenditure and the impact of acquisitions, as well as the impact of foreign exchange movements.
     The above factors resulted in an operating loss of £2,110m, compared with an operating profit of £117m in 2008.
BT Retail
Business overview
BT Retail aims to help its customers enhance the way they live their lives and run their businesses. At home we enable our customers to keep in touch with friends and families and to enjoy fast, reliable, secure and safe connection to the internet. We are bringing broadband to the TV and TV to broadband so that people can watch what they want when they want. At work we serve small and medium-sized enterprises (SMEs) (typically with up to 1,000 employees, although some are significantly larger) and enable them to cut their costs and improve their service by using communications and IT services that were once available only to the largest businesses. We do this by taking the drudgery out of implementing new technologies so our customers can focus on doing what they do best.
     There are four divisions in BT Retail: BT Consumer, BT Business, BT Ireland and BT Enterprises.
     We are the UK’s largest communications provider, with 20.7m fixed lines and 4.8m broadband lines.
Financial performance

	2009	2008
	£m	£m

Revenue	8,471	8,477
Gross profit	3,186	3,114
SG&A costs	1,552	1,619
EBITDA	1,634	1,495
Operating profit	1,209	1,050

In 2009, BT Retail revenue was flat year on year at £8,471m (2008: £8,477m), reflecting growth in revenue from broadband and convergence, managed solutions and conferencing, offset by a decline in revenue from calls and lines. Revenue includes £65m in respect of foreign exchange rate movements, and £146m in respect of acquisitions. Excluding these, underlying revenue of £8,260m declined by 3% compared with reported revenue in 2008.

	2009	2008
	£m	£m

BT Retail external revenue
Managed solutions	519	456
Broadband and convergence	1,298	1,189
Calls and lines	4,825	5,167
Other	1,470	1,382

Total external revenue	8,112	8,194
Internal revenue	359	283

Total	8,471	8,477

Managed solutions revenue increased by 14% to £519m in 2009 (2008: £456m) due to growth in BT Business and reflecting the acquisitions of Basilica and Lynx in the second quarter of 2008. Towards the end of 2009 the group saw a slowdown in new contracts, reflecting the impact of the current economic environment on the SME sector.
     Broadband and convergence revenue increased by 9% to £1,298m in 2009 (2008: £1,189m), reflecting the successful retention of customers in the maturing broadband market, together with revenue from services such as BT Vision and mobility. The broadband installed base increased by 355,000, to 4.8m customers at 31 March 2009. These net additions represented a 31% share of the total broadband Digital subscriber line (DSL) and Local loop unbundling (LLU) net additions in 2009. At 31 March 2009, our share of the installed base was 34% (2008: 35%).
     Calls and lines revenue decreased by 7% in 2009 to £4,825m, reflecting the increasingly competitive environment and further market declines.
     Other revenue increased by 6% to £1,470m in 2009 (2008: £1,382m), driven by growth in BT Conferencing and the acquisition of Wire One in May 2008.
     Gross profit increased by 2% in 2009 to £3,186m (2008: £3,114m). Gross profit margin increased by 0.9% to 38% in 2009 (2008: 37%).
     SG&A costs were £1,552m in 2009, compared with £1,619m in 2008. The 4% reduction in SG&A costs was driven by a focus on cost transformation, labour efficiency and supplier savings, being partially offset by the integration of acquisitions and foreign exchange. Excluding the impact of acquisitions of £34m and foreign exchange movements of £12m, underlying SG&A costs of £1,506m reduced by 7% in 2009.
     The above factors resulted in EBITDA increasing by 9% to £1,634m in 2009 (2008: £1,495m), and a 15% improvement in operating profit to £1,209m in 2009 (2008: £1,050m).
BT Wholesale
Business overview
BT Wholesale’s strategy is to transform itself from a traditional, high-volume product wholesaler, to a next generation communications products wholesaler and managed solutions provider. We are establishing BT as a leading provider of innovative managed network solutions that will enable our customers to serve their customers, manage their costs and transform their businesses. This means helping our customers operate in a ‘network lite’ way. If they have their own infrastructure and platforms, we can manage them. If they do not, we can provide them.
     Our customers gain access to BT’s platforms, skills, investment and technology, and can benefit from the economies of scale we bring.
     BT Wholesale has around 700 customers in the UK, comprising fixed and mobile operators, internet service providers and other CPs. BT Wholesale leads the wholesale sector worldwide, working closely with the Global Telecoms Markets unit of BT Global Services to meet our wholesale customers’ global requirements.
     We manage around 60% of the ADSL broadband lines traffic in the UK and support the voice requirements of more than a third of all homes and businesses. We also play a central role in helping mobile operators manage the connections between their base stations and the core UK network.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2009 5

Financial performance

	2009	2008
	£m	£m

Revenue	4,658	4,959
Internal revenue	1,228	1,252
External revenue	3,430	3,707
Gross profit	1,427	1,593
SG&A costs	161	198
EBITDA	1,266	1,395
Operating profit	580	502

In 2009, BT Wholesale revenue declined by 6% to £4,658m (2008: £4,959m). Broadband revenue decreased by 23% to £482m (2008: £624m) primarily due to the continued trend of CPs switching to LLU provided by Openreach. Revenue from the transit business declined by 16% to £1,134m (2008: £1,349m). The decline in the transit business has arisen as mobile operators build their own networks and are able to bypass BT. These declines, however, have been partially offset by growth in the managed network solutions business, where revenue increased by 76% to £518m (2008: £295m), principally due to new contracts signed in the year.
     Gross profit decreased by 10% to £1,427m in 2009 (2008: £1,593m). BT Wholesale reduced the gross margin impact of the revenue declines through focused margin management initiatives. The impact of some of the downward trends on our revenue and gross margin has been offset by our continued focus on reducing costs. In 2009, SG&A costs decreased 19% to £161m (2008: £198m). BT Wholesale has benefited from continued cost efficiency programmes including the ‘right first time’ initiative, which aims to reduce or eliminate the cost of failure from existing processes.
     EBITDA decreased by 9% to £1,266m in 2009 (2008: £1,395m). EBITDA margin in 2009 was 27%, compared with 28% in 2008. Depreciation and amortisation decreased by 23% to £686m as a result of lower depreciation on legacy assets (2008: £893m). Largely due to lower depreciation and amortisation, operating profit increased by 16% to £580m in 2009 (2008: £502m).
Openreach
Business overview
Openreach is responsible for the crucial ‘first mile’ of the telecommunications network in the UK. It offers all CPs (currently, more than 420) – including other BT lines of business – fair, equal and open access to our access and backhaul networks.
     One of the UK’s vital infrastructure assets, this first mile connects millions of homes and businesses to local telephone exchanges, via fixed-line local and backhaul connections.
     Openreach’s 21,000 field engineers work on behalf of all CPs, enabling them to provide their customers with a range of services from analogue telephone lines to complex networked IT services. It is committed to delivering a better network and an environment in which its customers can thrive.
     Our strategy in 2009 was to continue to deliver and comply with the Undertakings made to Ofcom, while driving efficiencies, providing the right levels of resourcing and enhancing service levels.
Financial performance

	2009	2008
	£m	£m

Revenue	5,231	5,266
Internal revenue	4,253	4,380
External revenue	978	886
Operating costs	3,235	3,355
EBITDA	1,996	1,911
Operating profit	1,218	1,222

In 2009, Openreach revenue decreased by 1% to £5,231m (2008: £5,266m). This decrease has been driven by reduced connections as the wholesale line rental (WLR) and local loop unbundling (LLU) markets react to the economic slowdown. Ethernet and LLU now forms just over 23% of our revenue, with WLR at 59%.
     External revenue increased by 10% to £978m in 2009 (2008: £886m), reflecting the continued growth of the broadband and Ethernet markets and active competition among CPs. In 2009, CPs have focused more on obtaining returns from this investment, partly as a response to the changing economic environment. External revenues now form 19% of our revenue compared with 17% in 2008.
     Revenue from other BT lines of business decreased by 3% to £4,253m in 2009 (2008: £4,380m). These reductions reflect the shift of WLR and LLU volumes from other BT lines of businesses to external CPs. These reductions have been partially mitigated by the significant growth in the Ethernet portfolio, assisted by the launch of new products towards the end of 2009.
     Operating costs decreased by 4% in 2009 (2008: 2% increase). The decrease in the year reflects the success in our cost saving initiatives primarily around improving our service and structuring our business so it is better equipped with a more flexible and agile workforce for the future.
     Over the past few years, we have made significant investments in improving our service. We have seen savings in our service level guarantee payments, which have reduced by 49% in 2009, despite starting to pay them out to external CPs proactively as opposed to on a claims basis.
     EBITDA increased by 4% to £1,996m in 2009 (2008: £1,911m). EBITDA margin was up in 2009 at 38% against 2008, at 36%. Depreciation and amortisation was £778m in 2009, 13% higher than 2008. The increase in 2009 is mainly driven by high value software being brought into use and the flow through of high capital investment in 2008.
     Operating profit was £1,218m in the 2009 financial year, broadly flat when compared with 2008.
BT Design
BT Design is responsible for designing and building the platforms, IT systems and processes that support the products and services we provide to our customers around the world. It is also responsible for network planning and the implementation of BT’s global 21CN platform.
     The development activities undertaken by BT Design are aligned with customer needs and the requirements of BT’s customer-facing businesses. BT Design has simplified and automated BT’s processes so that customers can choose to do it all themselves, ask for managed services or a combination of the two. New products and services are created using ‘agile’ development methods and resource management principles to increase the productivity of both in-house and third-party development resources. BT’s platforms have been built in an ‘open’ way to facilitate collaboration with third-party developers.
     In 2009, BT Design was able to deliver significant cost savings for the group, largely as a result of a reduction in its workforce, at the same time as increasing output.
BT Operate
BT Operate is responsible for making sure that BT’s products and services run smoothly. It manages BT’s IT and network infrastructure platforms as a single converged operation providing a seamless information and communications technology (ICT) infrastructure. BT Operate also runs parts of other CPs’ networks on behalf of the customer-facing lines of business. The scope of its operations enables

6 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Business review

it to achieve efficiency and avoid duplication and enhance our customers’ experience. BT Operate also sets and manages security policy and processes throughout BT enabling us to meet the security requirements of our customers, both in the UK and globally.
     BT Operate manages the group’s energy policy, which aims to reduce consumption, establish security of supply and reduce carbon emissions. The renewal of our green energy contract (in 2007) until 2010 means that we now meet approximately 40% of our electricity needs in the UK from renewable sources and almost 60% from combined heat and power generation. We are investigating how to use more renewable electricity or new technologies throughout our international operations.
     We were one of the first companies in the UK to achieve the new, independently assessed Carbon Trust Standard certification, in recognition of our preparation for the UK Government’s new Carbon Reduction Commitment. Starting in 2010, this new legislation will rank organisations in the UK on energy performance – bonuses and penalties will be administered through the Environment Agency. Organisations will be required to purchase carbon allowances (effectively permits to use energy) at the start of each year.
     In 2009, BT Operate achieved a significant reduction in its workforce, more efficient business operations and improved supply chain management.
Our resources
Our trusted reputation
We are proud to have a strong brand that is widely recognised in the UK and around the world. It helps to shape our relationships with customers and suppliers and between the people who work for the company. BT was named the UK’s strongest telecommunications brand and 21st overall in the 2009 Business Superbrands survey. This ranks brands according to the views of an expert panel and more than 1,500 business professionals.
     The strength of BT’s brand is more valuable than ever, as customers turn to suppliers they know they can rely on. So, in turn, we have focused intensely on customer service in the past year and will continue to do so in the year ahead.
     Our partnership with the London 2012 Olympic Games and Paralympic Games is a powerful signal of the inspiring and innovative brand we aim to be. We have already started delivering the communications services network for the 2012 Games at locations around the UK. We look forward to using our experience, people and technology to realise the potential of this exciting event over the next three years.
Our people
At 31 March 2009, BT employed around 85,000 full-time equivalent people in the UK and around 20,000 outside the UK. We also employ 42,000 people indirectly, through agencies and contractors, giving BT a total labour resource (TLR) of around 147,000.
     Our aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves.
Leadership
The quality of our leadership is vital to the transformation of BT. We ensure that leaders at all levels understand what is expected of them, including their sustainability obligations, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.
Learning and development
We offer employees a wide range of learning and re-skilling opportunities. Online and instructor-led courses are available through Route2Learn, our group-wide web-based learning portal.
     Key to delivering excellent customer service is developing a customer-centric culture in BT, giving our people the skills and the tools necessary to ensure that every customer experience is an excellent one. A number of development initiatives designed to improve our right first time performance were launched in 2009.
     BT employees are encouraged to volunteer in their communities – more than 3,000 people are actively involved. The community benefits from their involvement, while they benefit from the opportunity to enhance existing skills and acquire new ones.
     We also participate in the Federated Apprentice Scheme, which offers young adults employed by SMEs in the South of England the opportunity to gain a qualification in ICT.
     We have recently introduced alternatives to voluntary redundancy and the emphasis has shifted to redeployment, retraining and skills management. We have, for example, developed an innovative scheme in which BT employees are placed with other organisations to work outside BT to help develop their skills. We are working with an external recruitment agency to use their network to maximise these opportunities. As our skills requirements change, so those people can be brought back in house.
Reward and recognition
We conduct a review of salaries every year. The 2009 review took into account the current difficult economic climate, market conditions and the need to maintain a sustainable and competitive cost base. Following discussions with our trades unions, BT has advised all employees – including senior executives – that there will be no increases to salary in the UK arising from the 2009 review. This principle will be followed as closely as possible in all other countries in which we operate.
     Around 40,000 managers are eligible for variable, performance-related bonuses. The long-term incentives for our most senior managers are linked to BT’s total shareholder return performance measured over a period of three years. For Openreach senior managers, the key measure is Openreach’s performance over a three-year period. For 2009, our bonus scheme was restructured to improve alignment to overall business results and affordability.
     Employees outside the UK receive an annual award of free BT shares or a cash equivalent depending on local legal and/or regulatory requirements. In the UK, employees receive free broadband. Employees in more than 25 countries also have the opportunity to save to buy BT shares at a discount to the price at the start of the savings period. Under the BT Employee Share Investment Plan, UK employees can buy BT shares from their pre-tax and pre-National Insurance salaries. More than 50% of eligible employees participate in one or more of these plans.
Pensions
Most of our UK employees are members of a pension scheme, either the BT Pension Scheme (BTPS), a defined benefit scheme, or until recently, the BT Retirement Plan (BTRP), a money purchase scheme. The BTPS was closed to new members on 31 March 2001 and the BTRP on 31 March 2009.
     During 2009 we conducted a review of our UK pension arrangements, including extensive consultation with the trade unions and employees. The aim was to ensure the schemes remain flexible, fair and sustainable for the long term.
     Changes to future benefit accruals under the BTPS were effective from 1 April 2009. Benefits built up before 1 April 2009 remain linked to final pensionable salary. The changes include increasing the

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2009 7

normal retirement age to 65, moving to a career average revalued earnings basis, changes to member contributions and ceasing to contract out of the State Second Pension.
     The BTPS has around 64,000 active members, 181,000 pensioners and 96,000 deferred members.
     The BT Retirement Saving Scheme was set up on 1 April 2009 as a successor to the BTRP and the Syntegra Limited Flexible Pensions Plan (SLFPP). It is a contract-based, defined contribution arrangement, which means that what the pension members receive is linked to contributions paid, the performance of the fund and the annuity rates at retirement, rather than their final BT salary. Former BTRP and SLFPP members are being invited to transfer their accumulated assets to this scheme. All these pension schemes are controlled by independent trustees.
     We have reached agreement with the Trustee of the BTPS that deficit contributions of £525m per annum will be made in cash, or in specie, over the next three years. This agreement has been approved by the Pensions Regulator. See Pensions in the Financial review on page 19 for further details.
Flexibility and diversity
We continue to create an inclusive working environment in which employees can develop their careers regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities. This inclusiveness is supported by our flexible working arrangements.
     Examples of diversity include the fact that 22% of our workforce is female and women hold 21% of our top 400 leadership roles. In addition, more than 10% of our most highly rewarded people in the UK are from an ethnic minority background. Our policy is for people to be paid fairly regardless of gender, ethnic origin or disability.
     We work with specialist recruitment agencies to attract people with disabilities to work for BT, and in partnership with Remploy, we run a retention service to ensure that talented people can stay with us even if their capabilities change.
     Outside the UK, we are working to ensure that our policies and practices are tailored to address legislation country by country, as well as respecting cultural differences.
Our UK network
We have the most comprehensive fixed-line communications network in the UK, with around 5,600 exchanges, 680 local and 120 trunk processor units, more than 128m kilometres of copper wire and over 11m kilometres of optical fibre, and an extensive IP backbone network.
Our global research and development capability
We have created a global research and development (R&D) capability to support BT’s drive to meet customers’ needs around the world. We have a world-class team of researchers, scientists and developers, including people at Adastral Park near Ipswich (England), a research team based in Malaysia and a new research centre in China. We have recently established a collaborative research and innovation centre in the United Arab Emirates with the Emirates Telecommunications Corporation (Etisalat) and Khalifa University. We also play a leading role in the India-UK Advanced Technology Centre, a research consortium of industry and academic partners from India and the UK.
     We have established two global development centres in the UK and India, and are currently establishing three more in Europe, the US and China. These bring all our global development teams together, and use online collaboration and videoconferencing systems for virtual joint working.
Open innovation
We embrace open innovation, reaching out beyond the company to find the best people and the best ideas, wherever they are in the world. We are involved in partnerships at every stage of the innovation process, from scientific research to the development of new products and services.
     We have dedicated innovation scanning teams in the US, Asia, Europe and the Middle East who identify more than 600 new technologies, business propositions and market trends a year.
     In 2009, we invested £1,119m (2008: £1,252m) in R&D to support our drive for innovation. This investment comprised capitalised software development costs of £529m (2008: £720m) and R&D operating costs of £590m (2008: £532m).
     We work with more than 30 universities around the world and have key partner relationships with the University of Cambridge, University of Oxford, University College London and MIT (Massachusetts Institute of Technology).
     Building on our long tradition of innovation, we filed patent applications for 120 inventions in 2009. We routinely seek patent protection in different countries including the US, Japan, France, Germany and China, and we currently maintain a total worldwide portfolio of around 7,600 patents and applications.
Corporate responsibility
We measure our progress towards our corporate responsibility (CR) goals using our non-financial KPIs. We also report the direct costs to BT and the indirect impacts on society associated with the way we manage environmental and social issues. This is in accordance with the principles of the Connected Reporting Framework sponsored by HRH, the Prince of Wales. BT’s sustainability report www.bt.com/betterworld provides full details of BT’s CR progress.
Supporting communities
All our lines of business support our community involvement activities.
UK
In 2009, we helped to launch Communicating for Success, a co-funded partnership between BT and the Football Foundation, to tackle digital exclusion and improve communications skills in the UK.
     We partner with a number of charities, including Childline, Children in Need and the Disasters Emergency Committee (DEC) in 2009, for which BT and BT employees raised over £4m. BT people volunteer to take donations in our call centres as part of major charity telephone and online appeals. We also manage the telephone networks and provide the online donation technology.
     For the past three years, Openreach has supported iCAN, a charity working for children with speech and language difficulties.
Rest of the world
The Inspiring Young Minds programme, our global development partnership with UNICEF, which brings IT skills to children, launches in China in 2010, following Brazil in 2008 and South Africa in 2007. In India, we support the work of the Katha IT and E-commerce school in one of Delhi’s poorest areas.
     We launched our first global disaster relief secondee programme with the Red Cross. BT volunteers with critical skills can be deployed into disaster zones alongside the aid charity’s own workers.
Protecting the environment
We aim to be a leader in the new low carbon economy. On the one hand, we recognise that the IT and communications industries constitute nearly 2% of global carbon emissions, and we are working hard to reduce these. On the other hand, communications technology reduces the need for people to travel and offers scope for

8 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Business review

improved logistics, energy distribution and energy management – which in turn reduces carbon emissions.
     We have been rated number one in the telecommunications sector in the Dow Jones Global Sustainability Index for the past eight years. We also hold the Queen’s Award for Enterprise for Sustainable Development and Business in the Community’s Community Mark.
     We meet the guidelines of the Association of British Insurers in reporting on social performance and have also applied the Prince of Wales’ Accounting for Sustainability reporting framework.
Corporate responsibility risks
During 2009, we continued to develop our knowledge and understanding of our corporate responsibility risks. Our most significant CR risks continue to be:
•	breach of our code of business ethics

•	climate change

•	diversity

•	health and safety

•	privacy

•	supply chain working conditions.
     Each of these risks has an owner and a mitigation strategy in place. These risks are not regarded as material in relation to the group and consequently are not included in Principal risks and uncertainties.
Regulation
BT operates in a dynamic and competitive environment both in the UK and around the world. Innovation is accelerating, driven by customer demand. Products and services are evolving and converging, supported by increasingly sophisticated networks. Service bundles offering fixed and mobile telephony, broadband and television are available from an increasing number of suppliers.
     We believe that, in such a climate, regulation must deliver a level playing field in the UK which allows companies across the fast-moving and converging markets to compete on equal terms, and makes sure that new monopolies are not allowed to emerge. We also need regulation to move at the same speed as the market is evolving such that regulation is only applied where necessary. Otherwise, there is a real risk that innovation and investment could be stifled.
Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various European Union (EU) directives, regulations and recommendations. The framework is currently under review and new directives are expected to take effect by 2011.
Ofcom
Ofcom (the Office of Communications) was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire communications market. Its principal duties are to further the interests of citizens in relation to communications matters and to further the interests of consumers in relevant markets, where appropriate by promoting competition.
     Ofcom regulation takes the form of sets of conditions laid down under the Communications Act 2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or having significant market power (SMP) in a particular market.
Conditions applying to all providers
Although these general conditions are concerned mainly with consumer protection, they also include requirements relating to general access and interconnection, standards, emergency planning, the payment of administrative charges, the provision of information to Ofcom and numbering. A separate condition regulates the provision of premium rate services.
     The Electronic Communications Code applies to all CPs authorised to carry out streetworks and similar activities for network provision. It requires electronic CPs with apparatus on or in the public highway to make financial provision to cover any damage caused by work they carry out, and for the removal of their networks in the event of liquidation or bankruptcy. This has been provided for the period to 31 March 2010.
Conditions applying to BT
Universal service obligations (USO) are defined in an order issued by the Secretary of State. BT is the designated supplier of universal service for the UK, excluding the Hull area where Kingston Communications is the designated provider. Our primary obligation is to ensure that basic fixed-line services are available at an affordable price to all citizens and consumers in the UK. Other conditions relate to payphones and social needs schemes.
     Ofcom is scheduled to conduct a review of the narrowband USO in 2009, including whether it is still appropriate for BT to bear the entire cost of meeting the USO or whether there should be some contribution from the broader industry.
     It should also be noted that in its ‘Digital Britain’ interim report (January 2009), the UK Government set out its objective to develop plans for commitments around universal service covering broadband services to be effective by 2012. We are working closely with the UK Government, Ofcom and the wider communications industry on these plans, which we expect will be published more fully in the summer of 2009.
Significant market power designations
Ofcom is also required by EU directives to review relevant markets regularly and determine whether any CP has SMP in those markets.
     Where Ofcom finds that a provider has SMP, it must impose appropriate remedies, that may include price controls. At 31 March 2009, as a result of previous market reviews, BT was deemed to have SMP in a number of markets.
     However, Ofcom is in the process of consulting on SMP designations in both the retail and wholesale narrowband services markets. Its review of fixed narrowband retail services relates in particular to the supply of consumer and business telephone lines and voice calls. In the course of this review, Ofcom has proposed that BT no longer has SMP in these markets and that if Ofcom finalises its proposals, this would result in BT having greater freedom to package and price those services as we choose.
     Ofcom is also currently reviewing wholesale narrowband services markets. It has proposed that while BT will retain SMP in certain defined markets – for example, the provision of wholesale exchange lines, call origination and interconnect links – in other markets, such as local-to-tandem conveyance and single tandem transit, SMP would be removed and BT’s activities deregulated.
     Ofcom’s consultation on both the retail and wholesale narrowband services market review will close on 28 May 2009 and Ofcom will issue a statement later in the year setting out its conclusions.
     In May 2008, Ofcom removed BT’s SMP designation in relation to the provision of wholesale broadband access services in defined geographic areas of the UK (defined as ‘Market 3’). This followed Ofcom’s finding that effective competition in the provision of

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2009 9

broadband in these areas had resulted from cable companies and CPs purchasing unbundled local loops from Openreach. All previous regulation of BT’s wholesale activities in relation to broadband services in these areas was therefore removed.
Significant market power charge controls
As a result of SMP designations, the charges we can make for a number of wholesale services are subject to the following regulatory controls:
•	network charge controls (NCC) on wholesale interconnect services – we operate under interconnection agreements with most other CPs. Our charges for interconnect services are controlled by Ofcom, under the NCC regime. These controls are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. Ofcom is currently reviewing the charge control to take effect for four years from 1 October 2009 and is consulting on a range of options where charges would be allowed to increase by more than inflation

•	partial private circuits (PPC) charge controls applying to certain wholesale leased lines that BT provides to other network operators. Ofcom has consulted on proposals for new controls to apply from 1 October 2009 and is expected to issue its final decision in the first quarter of the 2010 financial year

•	Ofcom is proposing to introduce charge controls on BT’s provision of wholesale Ethernet access and backhaul services at bandwidths of 1Gb or below from 1 October 2009. Again, Ofcom’s final decision on these controls is expected in the first quarter of the 2010 financial year

•	Ofcom has also been consulting on regulatory controls governing the charges Openreach applies to the provision of local loop unbundling (LLU) services and wholesale line rental (WLR). Ofcom is expected to publish a statement shortly setting out its conclusions on LLU charges and issue a further consultation on WLR charges.
BT’s Undertakings
In response to Ofcom’s 2005 strategic review of telecommunications, we proposed a number of legally binding Undertakings under the Enterprise Act 2002 (Enterprise Act). These Undertakings, which included the creation of Openreach, were accepted by Ofcom and came into force in September 2005. The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry about the way BT will provide ‘upstream’ regulated products to support effective and fair competition in related ‘downstream’ markets. This, in itself, should lead to a reduction in the need for regulation in those competitive downstream markets over time.
     BT is in discussion with Ofcom and the wider communications industry about the remaining Undertakings in the context of changing industry priorities and systems capacity. Any proposed changes will be subject to consultation during the 2009 calendar year.
Next generation access regulation
In March 2009, following consultation, Ofcom published a policy statement setting out a regulatory framework for next generation access (NGA). This gave sufficient regulatory certainty for BT to proceed with the initial phase of our super-fast broadband roll out and we will continue to work with Ofcom as our plans develop.
Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.
European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which the existing directives have been implemented vary from country to country.
     National regulators are working together in the European Regulators Group to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
     BT does not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting such obligations.
     The European Commission formally investigated the way the UK Government set BT’s property rates and those paid by Kingston Communications, and whether or not the UK Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed, but we continue to believe that any allegation of state aid is groundless, and that the appeal will not succeed.
The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation, and in most of these we have to meet certain conditions and have had to obtain licences or other authorisations. The degree to which these markets are liberalised varies widely, which means that our ability to compete fully in some countries is constrained. We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related wholesale access to their networks where appropriate and for advance notice of any changes to their network design or technology which would have an impact on our ability to serve our customers.
Competition
UK market trends
Broadband take up in the UK is slowing as the market matures and reaches high levels of penetration. However, usage is growing, driven for example by the increased popularity of peer-to-peer applications and of services such as the BBC iPlayer and BT Vision. Mobile broadband has also been a focus for many of the mobile operators as the voice and text markets approach saturation. Broadband providers are now expected to deliver an excellent level of service in addition to a range of applications and products tailored to the individual needs of customers.
Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 (Competition Act) in the UK and to EU competition law. Where we operate outside the UK, we are also subject to the competition laws in the relevant countries.
     In 2004, Ofcom launched an investigation into allegations that BT had abused a dominant position in relation to its pricing of consumer broadband products. Ofcom sent BT three statements of objection to which we responded and argued that our pricing does not amount to an abuse of dominance. Ofcom is expected to issue a decision in due course.
Branches outside the UK
BT operates branches outside the UK in Europe, the Middle East, Africa, the Americas and the Asia Pacific region.
Our relationship with HM Government
The UK Government, collectively, is our largest customer, but the provision of services to any one of its departments or agencies does

10 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Business review

not comprise a material proportion of our revenue. Except as described below, the commercial relationship between BT as a supplier and the UK Government as a customer has been on a normal customer and supplier basis.
     We can, however, be required by law to do certain things and provide certain services for the UK Government. General conditions made under the Communications Act require all providers of public telephone networks and/or publicly available telephone services, including BT, at the request of and in consultation with the authorities, to make, and if necessary implement, plans for the provision or restoration of services in connection with disasters. The Civil Contingencies Act 2004 contains provisions enabling the UK Government to impose obligations on providers of public electronic communications networks, including BT, at times of emergency and in connection with civil contingency planning. In addition, the Secretary of State has statutory powers to require us to take certain actions in the interest of national security and international relations.
Legal proceedings
We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or operations of the group. There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian universal mobile telecommunication system UMTS (universal mobile telecommunications system) auction in 2000. Blu, in which we held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
Our property portfolio
At 31 March 2009, we occupied approximately 7,000 properties in the UK and approximately 400 properties in the rest of the world. The majority of the UK properties are owned by – and leased from – the Telereal Group, which is part of the William Pears Group.
     Approximately 85% of the UK portfolio consists of operational telephone exchanges, which contain exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres.
     Our Group Property team manages waste and recycling on behalf of the rest of the business.
Principal risks and uncertainties
In common with all businesses, BT is affected by a number of risks and uncertainties, not all of which are wholly within our control. Although many of the risks and uncertainties influencing our performance are macroeconomic and likely to affect the performance of businesses generally, others are particular to our operations.
     This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. Some may be unknown to us and others, currently regarded as immaterial, could turn out to be material. All of them have the potential to impact our business, revenue, profits, assets, liquidity and capital resources adversely.
     We have a defined enterprise wide risk management process for identifying, evaluating and managing the significant risks faced by the group. The group risk register captures the most significant risks facing the business. Each risk is assigned a senior management owner responsible for monitoring and evaluating the risk and the mitigation strategies.
     In the 2008 Annual Report & Form 20-F, we highlighted ‘Transformation Strategy’ and ‘Technological Advances’ as principal risks. These are not included for 2009 because the group’s transformation programme was completed during the first half of the year. In addition, as the new 21CN core network has now been completed, any ongoing risks associated with general technological advances are managed as part of the group’s normal risk management process. Ongoing risks associated with the general competitive environment are set out below.
     The principal risks and uncertainties should be considered in conjunction with the risk management process, the forward-looking statements in this document and the Cautionary statement regarding forward-looking statements on page 99.
Competitive activity
We operate in highly competitive markets where customers can switch suppliers based on price and service levels as well as competitor activity. The profitability of these markets is declining as the competitive intensity and volatility of these markets increases.
     Factors contributing to levels of competitive activity include’resource rich’ competitors from adjacent markets entering our markets; competitors emerging with radically different costs bases, capabilities, propositions and/or business models; the emergence of new technologies and products offering increased performance at lower cost; decline in market growth rates and profitability due to the current economic environment; increased levels of customer churn and reduced levels of market differentiation.
Global economic and credit market conditions
A general reduction in business activity resulting from the current economic downturn in the global economy could lead to a loss of revenue and profits for us. Our business performance could also be adversely affected by increased exposure to the default of customers and suppliers as economic conditions worsen. In addition the impact of the current credit market conditions potentially impacts our ability to access liquidity in the capital markets and increases the risk of a counterparty exposure should any counterparty default on its contractual obligations. Volatility in the currency markets also affects our revenues and costs and while appropriate actions are taken to mitigate this risk there remains ongoing exposure to foreign exchange movements.
     If economic and credit conditions do not improve, we may not be able to generate sufficient cash flow, or access capital markets, to enable us to service or repay our indebtedness or to fund our other liquidity requirements. We may be required to refinance all or a portion of our indebtedness on or before maturity, reduce or delay capital expenditure or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, may adversely affect our business, financial condition, results of operations and prospects.
     We expect the current economic conditions to continue for some time and will seek to mitigate the risks that arise while identifying and exploring opportunities.
Regulatory controls
Some of our activities are subject to significant price and other regulatory controls which may affect our market share, competitive position and future profitability.
     Most of our wholesale fixed-network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to other

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2009 11

CPs. In recent years, the effect of some of these controls has been to require us to reduce our prices. We cannot provide assurance to our shareholders that the regulatory authorities will not increase the severity of the price controls, extend the services to which controls apply (including any new services that we may offer in the future), or extend the services which we have to provide to other CPs. These controls may adversely affect our market share and our future profitability.
     In response to Ofcom’s strategic review of telecommunications, we proposed a number of legally binding Undertakings that were accepted by Ofcom and came into force in September 2005. A number of challenging milestones in the Undertakings also remain to be delivered.
     In the case of a breach of the Undertakings, Ofcom has the right to seek an injunction through the courts or issue a direction. Third parties who suffer losses as a result of a breach may also take action against BT in the courts for damages. The timescales for achievement of a number of the milestones in the Undertakings are very challenging and we are in consultation with Ofcom and the wider communications industry about the remaining Undertakings in the context of changing industry priorities and systems capacity.
     Ofcom is conducting a number of reviews which are expected to be completed during the 2010 financial year. These include review of the wholesale narrowband market, the Openreach financial framework, the wholesale line rental charge control, and the wholesale local access market. Whilst these reviews are, in our view, an opportunity to create regulatory stability, there is a risk that they may adversely affect our competitive position and future returns on our regulated copper asset base.
     Further details on the regulatory framework in which we operate can be found in Regulation on pages 9 to 11.
Major contracts
Our business may be adversely affected if we fail to perform on major customer contracts.
     We have entered into a number of complex and high value networked IT services contracts with customers, increasingly won in areas which are competitive. Our pricing, cost and profitability estimates for major contracts generally include anticipated long-term cost savings that we expect to achieve over the life of the contract.
     These estimates are based on our best judgement of the efficiencies we expect to achieve. Any increased or unexpected costs, failures to achieve the anticipated cost savings, or unanticipated delays, including delays caused by factors outside our control, could make these contracts less profitable or even loss making, so adversely impacting our profit margins. The degree of risk increases generally in proportion to the scope and life of the contract and is typically higher in the early stages. Some customer contracts require significant investment in the early stages which is recoverable over the life of the contract.
     In 2009, a failure to achieve the anticipated cost savings made a number of our major contracts less profitable or even loss making, adversely impacting our profits. Contract and financial reviews were undertaken in BT Global Services, and resulted in a more cautious view of the recognition of future cost efficiencies and other changes in underlying assumptions and estimates particularly in light of the current economic outlook, resulting in significant contract and financial review charges being recognised. For more detail see page 3.
     In addition, major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases. There can be delays in these phases and certain milestones may be missed which could adversely impact our profit margins and the recoverability of any capitalised contract costs. In some cases, our products and services incorporate software or system requirements from other suppliers or service providers, and failure to meet these obligations may in turn impact our ability to meet our commitments in a timely manner. Failure to manage and meet our commitments under these contracts may lead to a reduction in our future revenue, profitability and cash generation.
     We may lose significant customers due to merger or acquisition, business failure or contract expiry. Failure to replace the revenue and earnings from lost customers could reduce revenue and profitability.
Security and resilience
We are critically dependant on the secure operation and resilience of our information systems, networks and data.
     Any significant failure or interruption of data transfer as a result of factors outside our control could have a material adverse effect on the business and our results from operations. We have a corporate resilience strategy and business continuity plans in place, designed to deal with such catastrophic events including, for example, major terrorist action, industrial action, extreme computer virus attack, hurricane or flooding. A failure to deliver that strategy may lead to a reduction in our profitability and there can be no assurance that material adverse events will not occur.
     The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and sensitive information. We also store and transmit data for our customers all of which needs to be safeguarded from potential exposure and therefore requires a high level of management and security.
Pensions
We have a significant funding obligation to a defined benefit pension scheme.
     Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. Whilst the triennial actuarial funding valuation as at 31 December 2008 has not yet been completed, as detailed on pages 19 and 20. BT and the Trustee of the BTPS have agreed that deficit contributions of £525m per annum will be made over the next three years. This agreement has been approved by the Pensions Regulator.
     The results of future scheme valuations and associated funding requirements will be impacted by the future performance of investment markets, interest and inflation rates and the general trend towards longer life expectancy, as well as regulatory changes, all of which are outside our control.

12 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Business review

REPORT OF THE DIRECTORS
FINANCIAL REVIEW
The following table shows the summarised group income statement.

Summarised group income statement	2009	2008
Year ended 31 March	£m	£m

Revenue	21,313	20,704
Other operating income[a]	337	349
Operating costs[a]	(21,241)	(18,689)

Operating profit:

Before specific items[b]	817	2,903

Specific items	(408)	(539)
	409	2,364
Net finance income:

Net finance income before specific items[b]	342	720

Specific items	–	–
	342	720
Share of post tax profits (losses) of associates and joint ventures:

Before specific items[b]	39	(11)

Specific items	36	–
	75	(11)
Profit on disposal of associates and joint ventures:

Before specific items[b]	–	–

Specific items	–	9
	–	9

Profit before taxation:

Before specific items[b]	1,198	3,612

Specific items	(372)	(530)
	826	3,082
Taxation:

Before specific items[b]	(262)	(921)

Specific items	43	343
	(219)	(578)

Profit for the year:

Before specific items[b]	936	2,691

Specific items	(329)	(187)
	607	2,504

a Includes specific items.
b Operating profit before specific items, net finance income before specific items, share of post tax profits (losses) of associates and joint ventures before specific items, profit on disposal of associates and joint ventures before specific items, profit before taxation and specific items, taxation before specific items and profit for the year before specific items are ‘non-GAAP measures’ provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 14, 15, 23 and 24.
The following table reconciles profit before taxation to adjusted profit before taxationc, an additional non-GAAP measure used in 2009.

	2009	2008
	£m	£m

Profit before taxation	826	3,082
Contract and financial review charges	1,639	–
Specific items	372	530

Adjusted profit before taxation[c]	2,837	3,612

c Adjusted results refer to the results before the contract and financial review charges recorded within BT Global Services and specific items and are ‘non-GAAP measures’ provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 14, 15, 23 and 24.

Report of the Directors – Financial Review	British Telecommunications plc Annual Report and Form 20-F 2009 13

Introduction to the Financial review
In the Financial review we discuss the results of the group for 2009 and 2008. We explain the performance of the business using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. In particular, in this Financial review, we principally discuss the group’s results on an adjusted basis. Results on an adjusted basis are presented before the contract and financial review charges recorded within BT Global Services and specific items. Further discussion of the BT Global Services contract and financial review charges is given on page 3. In our income statement we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of our results. The directors believe that presentation of the group’s trading results in this way is relevant to an understanding of the group’s performance as specific items are significant one-off or unusual in nature and have little predictive value. Specific items are therefore analysed and discussed separately in this Financial review. The other non-GAAP measures we use in this Financial review are underlying revenue, underlying operating costs and free cash flow.
     Each of these measures is discussed in more detail at the end of this section, on pages 23 and 24.
     In the Financial review, references we make to ‘2009’, ‘2008’, and ‘2010’ are to the financial years ended 31 March 2009, 2008, and 2010, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2009.
Line of business results
The financial performance of the lines of business for 2009 and 2008 are discussed in the Business review. We measure the financial performance of BT Retail, BT Wholesale and Openreach based on EBITDA and operating profit before specific items. For 2009 we measure the results of BT Global Services on an ‘adjusted’ basis, being before the impact of contract and financial review charges and specific items. For further discussion of these items, see pages 23 to 24. A reconciliation of adjusted EBITDA to group operating profit (loss) by line of business, and for the group, is provided in the table at the foot of this page and page 15.

	Internal cost recorded by
	BT Global	BT	BT
	Services	Retail	Wholesale	Openreach	Other	Total
	£m	£m	£m	£m	£m	£m

Internal revenue recorded by:
BT Global Services	–	–	–	–	–	–
BT Retail	219	–	51	4	85	359
BT Wholesale	–	–	–	1,228	–	1,228
Openreach	–	2,250	85	–	1,918	4,253

Total	219	2,250	136	1,232	2,003	5,840

The table above analyses the trading relationships between each of the lines of business for 2009. The majority of the internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing lines of business, both directly, and also indirectly through BT Operate which is included with Other in the table above. Internal revenue arising in BT Retail relates primarily to BT Ireland and Enterprises. Internal revenue arising in BT Wholesale relates to the sale of line cards and access electronic services to Openreach.
Group results
Group revenue
Revenue increased by 3% to £21,313m. Foreign exchange movements and the impact of acquisitions contributed £653m and £444m, respectively, to revenue growth in the year. Excluding these, underlying revenue decreased by 2% in 2009 compared to group revenue in 2008.
Underlying revenue

2009
£m

Group revenue	21,313
Foreign exchange movements	(653)
Acquisitions	(444)

Underlying revenue[a]	20,216

a Underlying revenue is a new ‘non-GAAP measure’ used by the group for the first time in 2009. This measure is discussed in more detail at the end of this section on page 24.
Product revenue

	2009	2008
	£m	£m

Revenue by product
Managed solutions	6,288	5,320
Broadband and convergence	2,637	2,567
Calls and lines	6,305	6,818
Transit, conveyance, interconnect services, WLR, global carrier and other wholesale products	3,301	3,398
Other	2,782	2,601

Group total	21,313	20,704

Managed solutions revenue, including MPLS and networked IT services, increased by 18% to £6,288m, mainly due to the impact of foreign exchange movements on networked IT services revenue and an increase in BT Wholesale managed network solutions revenue arising from new contracts in 2009. Broadband and convergence revenue increased by 3% to £2,637m due to an increase in business mobility volumes and revenue from BT Vision. These increases were partially offset by an 8% decrease in revenue from calls and lines to £6,305m. This reflects the increasingly competitive environment and further market declines. Revenue from transit, conveyance, interconnect circuits, WLR, global carrier
Line of business results

						Contract and financial review
	Revenue		Operating profit (loss)		[a]	charges and specific items
	2009	2008	2009	2008		2009		2008
	£m	£m	£m	£m		£m		£m

BT Global Services	8,751	7,889	(2,110)	117		1,639		–
BT Retail	8,471	8,477	1,209	1,050
BT Wholesale	4,658	4,959	580	502
Openreach	5,231	5,266	1,218	1,222
Other	42	28	(488)	(527)		408	[c]	539	[c]
Intra-group	(5,840)	(5,915)

Group totals	21,313	20,704	409	2,364		2,047		539

a A reconciliation from total operating profit to profit after tax is given on page 13.
b Items presented as ‘adjusted’ are stated before contract and financial review charges recorded within BT Global Services and specific items.
c Specific items for all years presented.

14 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Financial review

and other wholesale products decreased by 3% to £3,301m as a result of the continued decline in low margin transit revenue and conveyance volumes.
Customer segment revenue

Customer segment	Source of revenue

Major corporate	BT Global Services’ major corporate customers
Business	BT Retail’s SME customers
Consumer	BT Retail’s consumer customers
Wholesale / carrier	Openreach’s external customers, BT Wholesale’s external customers and BT Global Services’ global carrier customers

The group also analyses revenue by customer segment. The table above indicates the source of revenue for each of the customer segments and how this relates to the different lines of business.

	2009	2008
	£m	£m

Revenue by customer segment
Major corporate	8,386	7,573
Business	2,631	2,590
Consumer	4,850	5,071
Wholesale/carrier	5,404	5,442
Other	42	28

Group total	21,313	20,704

Major corporate
Major corporate revenue increased by 11% to £8,386m (2008: £7,573m). The increase in 2009 primarily reflects the favourable impact of foreign exchange movements and recent acquisitions. BT Global Services, which serves major corporate customers, achieved total contract wins of £8.0bn in 2009 (2008: £8.0bn).
Business
Business revenue increased by 2% to £2,631m in 2009 (2008: £2,590m). The increase is due to growth in mobility and convergence revenue and networked IT services revenue.
Consumer
Consumer revenue decreased by 4% to £4,850m in 2009 (2008: £5,071m) due to a decline in revenue from calls and lines which was partially offset by growth in mobility and convergence revenue. Residential broadband connections increased by 9% to 3.6m at 31 March 2009. At 31 March 2009, we had 14m call package customers (2008: 15m). The proportion of our consumer revenue under contract was 71% in 2009, compared with 70% in 2008. The 12 month rolling average annual revenue per consumer household (ARPU), net of mobile termination charges, was £287 in 2009 (2008: £274), an increase of 5%. The increase to consumer ARPU reflects the higher number of customers buying multiple services from BT, together with the successful retention of higher value customers.
Wholesale and carrier
Wholesale and carrier revenue decreased by 0.7% to £5,404m in 2009 (2008: £5,442m), as a result of a decline in low margin transit revenue, conveyance volumes and revenue from DSL broadband. The declines were partially offset by higher revenue from LLU, managed network solutions and the global carrier business.
     In the UK, we had 13.8m wholesale broadband DSL and LLU connections, including 5.7m LLU lines, at 31 March 2009, an increase of 1.1m connections in the year.
Other operating income
Other operating income before specific items was £350m in 2009 (2008: £359m). The decrease in 2009 was largely due to lower income from the sale of intellectual property rights, licences, vehicles and other assets, partially offset by higher income from the sale of scrap and cable recovery.
Operating costs

	2009	2008
	£m	£m

Operating costs:
Staff costs before leaver costs	5,249	5,223
Leaver costs	202	127

Staff costs	5,451	5,350
Own work capitalised	(673)	(724)

Net staff costs	4,778	4,626
Depreciation	2,249	2,410
Amortisation	641	479
Payments to telecommunications operators	4,266	4,237
Other operating costs	8,912	6,408

Operating costs before specific items	20,846	18,160
Specific items	395	529

Operating costs	21,241	18,689

Adjusted operating profit (loss)		[b]	Depreciation and amortisation		Adjusted EBITDA		[b]
2009	2008		2009	2008	2009	2008
£m	£m		£m	£m	£m	£m

(471)	117		776	744	305	861		BT Global Services
1,209	1,050		425	445	1,634	1,495		BT Retail
580	502		686	893	1,266	1,395		BT Wholesale
1,218	1,222		778	689	1,996	1,911		Openreach
(80)	12		225	118	145	130		Other
								Intra-group

2,456	2,903		2,890	2,889	5,346	5,792		Group totals

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2009 15

Group operating costs before specific items increased by 15% to £20,846m. Group operating costs in 2009 include the impact of foreign exchange movements of £720m and the impact of acquisitions of £411m. Excluding these, the impact of the contract and financial review charges within BT Global Services of £1.6bn (see page 3) and specific items, underlying operating costs of £18,117m were broadly unchanged compared with the prior year. Outside of BT Global Services the rest of the group has reduced operating costs. Group operating costs before depreciation and amortisation and leaver costs, excluding BT Global Services costs of £8,562m, decreased by 6% to £7,667m, or 9% on an underlying basis excluding foreign exchange rate movements of £86m and acquisitions of £143m. The reduction reflects the success of the group’s cost savings initiatives. The group has reduced total labour resource by around 15,000 in 2009. Most of the reductions were in the area of indirect labour, including agency and contractors.

	2009	2008
	£m	£m

Staff costs:
Wages and salaries	4,455	4,234
Social security costs	422	417
Pensions costs	543	626
Share based payments	31	73

Total	5,451	5,350

Staff costs increased by 2% to £5,451m, with the impact of recent acquisitions and pay inflation being partly offset by cost savings. Leaver costs were £202m (2008: £127m). The pension charge for 2009 was £543m, compared with £626m in 2008. This included £451m in respect of the BTPS, the group’s main defined benefit pension scheme (2008: £561m). The decrease in pension costs in the year reflects the impact of the higher discount rate at the start of 2009 (6.85%) compared with 2008 (5.35%) on the defined benefit service cost, which was partially offset by an increase in costs associated with the group’s defined contribution schemes as the membership of these schemes grows. Share based payment costs decreased by 58% to £31m (2008: £73m), reflecting the lower fair value of new grants in 2009 and the significant number of UK Sharesave forfeitures in the year.
     Depreciation and amortisation was broadly flat in 2009. This reflects higher depreciation and amortisation on 21CN assets as they are brought into use, offset by lower depreciation on legacy assets.
     Payments to other telecommunication operators increased by 1% to £4,266m, reflecting the impact of foreign exchange rate movements, partially offset by the impact of lower volumes. Other operating costs before specific items of £8,912m increased by 39%, largely reflecting the impact of contract and financial review charges within BT Global Services of £1.6bn, the adverse impact of foreign exchange movements, the impact of acquisitions and the slow delivery of cost efficiency savings within BT Global Services. Other operating costs include the maintenance and support of the networks, accommodation, sales and marketing costs, research and development and general overheads.
EBITDA
In 2009, adjusted EBITDA was £5,346m, compared with £5,792m in 2008. The decline in 2009 reflects the unacceptable performance in BT Global Services and continued EBITDA decline in BT Wholesale, partially offset by a good performance in BT Retail and Openreach. Including the impact of contract and financial review charges and specific items, EBITDA was £3,299m in 2009, compared with £5,253m in 2008.
Operating profit
In 2009, adjusted operating profit was £2,456m (2008: £2,903m), 15% lower than 2008. The reduction in the current year reflects the unacceptable performance in BT Global Services, partially offset by good performance in the other lines of business. Reported operating profit was £409m in 2009, compared with £2,364m in 2008.
Other group items
Specific items
Specific items for 2009 and 2008 are shown in the table below, and are defined on page 14.

	2009	2008
	£m	£m

Other operating income
Net loss on sale of group undertakings	13	10

	13	10

Operating costs
BT Global Services restructuring charges
– Networks and products rationalisation	183	–
– People and property	51	–
– Intangible asset impairments	46	–
Group restructuring charges	65	402
21CN asset impairment and related charges	50	–
Creation of Openreach and delivery of the Undertakings	–	53
Write off of circuit inventory and other working capital balances	–	74

	395	529

Associates and joint ventures
Reassessment of carrying value of associate	(36)	–
Profit on sale of associate	–	(9)

Net specific items charge before tax	372	530

Tax credit in respect of settlement of open tax years	–	(40)
Tax credit on re-measurement of deferred taxes	–	(154)
Tax credit on specific items above	(43)	(149)

Net specific items charge after tax	329	187

The specific items recognised in 2009 are set out below.
•	A loss on disposal of £13m (2008: £10m) arose from the disposal of a business. The £10m loss in 2008 principally relates to the disposal of the group’s satellite broadcast business.

•	As a result of the BT Global Services operational review (described on page 4), the group has recorded restructuring charges of £280m, with further costs of around £420m expected to be recorded over the next two years, the majority of which will be in 2010. These charges are expected to result in a net cash outflow of approximately £260m in 2010 and £50m in 2011. The main components of the specific item are set out below.

– Networks and products rationalisation – as a result of the rationalisation of the legacy networks, including the associated systems and processes, a charge of £183m has been recognised, representing the difference between the recoverable amount and the carrying value of the assets impacted by the rationalisation. In addition, further dual running and transition costs of approximately £70m are expected to be incurred over the next two financial years as the rationalisation programme is completed.

16 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Financial review

– People and property – a charge of £51m has been recognised, relating to the costs associated with the people and property aspects of the restructuring and rationalisation. The main components of the charge are leaver costs and property exit costs. Further people leaver related costs of approximately £350m are expected to be incurred over the next two financial years.

– Intangible asset impairment – a charge of £46m has been recognised, reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served. The charge includes the write down of brands and other acquired intangible assets that no longer have an economic value to the business.

•	A charge of £65m (2008: £402m) was recognised in respect of restructuring costs relating to the group’s transformation and reorganisation activities. The costs mainly comprise manager leaver costs, property exit and transformation programme costs.

•	A charge of £50m was recognised comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer-led roll out strategy and focus on next generation voice service developments of fibre based products.

•	A credit of £36m was recognised in respect of a reassessment of the value of our share of the net assets of an associated undertaking.

•	A tax credit of £43m (2008: £149m) arose on specific items.
The specific items set out below did not impact 2009, but were recognised in the comparative year.
•	A charge of £53m in 2008, was recognised in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems.

•	A charge of £74m in 2008, was recognised as a result of the completion of a review of circuit inventory and other working capital balances.

•	Profit on the sale of associates of £9m in 2008 arose from the receipt of contingent consideration from the disposal of the group’s interest in e-peopleserve.

•	In 2008, the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40m, and this closed all open items in relation to the settlement reached in 2007. In 2007, the group agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs (HMRC). A tax credit of £154m was also recognised in 2008 for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28%, effective in 2009.
Net finance income

	2009	2008
	£m	£m

Interest on borrowings	975	883
Loss arising on derivatives not in a designated hedge relationship	29	41
Net loss on disposal of available-for-sale financial assets	3	25
Interest on pension scheme liabilities	2,308	2,028

Total finance expense	3,315	2,977

Other interest and similar income	(31)	(65)
Interest income on loans to parent company	(1,005)	(1,184)
Expected return on pension scheme assets	(2,621)	(2,448)

Total finance income	(3,657)	(3,697)

Analysed as:
Net finance income before specific items and pensions	(29)	(300)
Interest associated with pensions	(313)	(420)

Net finance income	(342)	(720)

In 2009, the net finance income before specific items was £342m (2008: £720m). The net finance income associated with the group’s defined benefit pension obligation of £313m was £107m lower than in 2008. The interest on pension scheme liabilities and expected return on pension scheme assets reflects the IAS 19 assumptions and valuation as at the start of the financial year. This is expected to be a net interest cost of about £275m in 2010 as a result of the significant reduction in asset values during 2009.
     Interest on borrowings was £975m in 2009 (2008: £883m). The increase in 2009 of £92m reflects higher net borrowings (loans and other borrowings less current asset investments and cash and cash equivalents). Losses arising on derivatives not in a designated hedge relationship was £29m in 2009 (2008: £41m). In 2008, losses on derivatives not in a designated hedge relationship of £41m included a charge of £26m on a low cost borrowing transaction which was marginally earnings positive after tax in the year. The net loss on disposal of available-for-sale financial assets of £3m (2008: £25m) relates to the impairment of BT Group plc shares used to satisfy share plans.
     Other interest and similar income was £31m in 2009, compared with £65m in 2008, reflecting lower levels of investments held by the group and lower average interest rates on deposits. Interest income on loans to the parent company of £1,005m in 2009 was £179m lower than 2008, primarily reflecting the impact of lower interest rates.
Associates and joint ventures
The results of associates and joint ventures before specific items are shown below:

	2009	2008
	£m	£m

Share of post tax profit (loss) of associates and joint ventures	39	(11)

Our share of the post tax profit (loss) from associates and joint ventures was a profit of £39m in 2009 (2008: £11m loss). Our most significant associate is Tech Mahindra Limited, which contributed £33m of post tax profit in 2009 (2008: £11m loss). The profits in 2009 reflect a focus on efficiency and costs. The loss in 2008 reflects Tech Mahindra’s investment in the expansion of its global capabilities during the year.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2009 17

Profit before taxation
Adjusted profit before taxation for 2009 was £2,837m, compared with £3,612m in 2008. The reduction in 2009 is primarily due to the unacceptable performance in BT Global Services, partially offset by good performance in the other lines of business.
     Reported profit before taxation in 2009 was £826m, compared with profit before taxation of £3,082m in 2008.
Taxation
The net tax charge for 2009 was £219m and comprised a charge of £262m on the profit before taxation and specific items, offset by a tax credit of £43m on specific items. The effective rate of the tax charge on the profit before taxation and specific items was 21.9%, reflecting the tax credit arising on the contract and financial review charges of £1.6bn recorded in the year (see page 3). This compares with 25.5% in 2008. The net tax charge in 2008 was £578m and comprised a charge of £921m on profit before taxation and specific items, offset by a tax credit of £343m on certain specific items.
Dividends
Dividends paid in 2009 to the parent company, BT Group Investments Limited, were £925m (2008: £4,545m) and have been presented as a deduction in shareholders’ equity.
Financing
In 2009, cash generated from operations was £4,938m (2008: £5,195m), a reduction of 5% compared with 2008. In 2008, cash generated from operations included pension deficiency payments of £320m.
     In 2009, the group paid net tax of £228m, compared with a net tax refund of £299m received in 2008. The net refund received in 2008 included a receipt of £521m in relation to the settlement of open tax years up to and including 2004/05, together with tax paid of £222m. In 2009, net cash inflow from operating activities was £4,710m (2008: £5,494m).
Cash flow
Summarised cash flow statement

	2009	2008
	£m	£m

Cash generated from operations	4,938	5,195
Net income taxes (paid) repaid	(228)	299

Net cash inflow from operating activities	4,710	5,494
Net purchases of property, plant and equipment and computer software	(3,038)	(3,253)
Net acquisition of subsidiaries, associates and joint ventures	(285)	(340)
Net sale of current and non current financial assets	625	232
Dividends received from associates and joint ventures	6	2
Interest received	605	670

Net cash used in investing activities	(2,087)	(2,689)

Net repayment of borrowings and intragroup funding	(850)	2,974
Equity dividends paid	(925)	(4,545)
Dividends paid to minority interests	(1)	–
Interest paid	(956)	(842)

Net cash used in financing activities	(2,732)	(2,413)

Effect of exchange rates on cash and cash equivalents	54	25
Net (decrease) increase in cash and cash equivalents	(55)	417

Net cash outflow from investing activities was £2,087m in 2009 (2008: £2,689m). In 2009, net cash outflow for the purchase of property, plant and equipment was £3,038m (2008: £3,253m). The decrease in 2009 reflects the lower capital expenditure across the group. Net cash expenditure on acquiring new businesses was £285m in 2009, (2008: £340m). Significant acquisitions made in the current year include Wire One Holdings Inc (£74m), Ribbit Corporation (£46m) and Ufindus Ltd (£21m). In 2008, significant acquisitions included Comsat International, Frontline Technologies Corporation Limited and i2i Enterprise Private Limited.
     In 2009, the net cash inflow from the net sale of investments was £625m, compared with £232m in 2008. The cash flows in 2009 and 2008 years mainly related to the changes in amounts held in liquidity funds.
     Interest received was £605m in 2009, compared to £670m in 2008. Interest receipts in 2008 include £65m from HMRC discussed in the specific items section of this Financial review. Excluding these receipts, interest received remained at the same level as 2008.
     Net cash outflow from financing activities of £2,732m in 2009 compares with £2,413m in 2008. In 2009, the group raised debt of £795m mainly through our European Medium Term Note Programme and received £606m from the net issue of commercial paper. This was partially offset by cash outflows on the repayment of maturing borrowings and lease liabilities amounting to £879m. In 2008, the group raised debt of £3,939m mainly through our European Medium Term Note and US Shelf programmes and intragroup funding from the parent company which were partially offset by cash outflows on the repayment of maturing borrowings, lease liabilities and the net repayment of commercial paper amounting to £1,878m.
     Equity dividends paid in 2009 were £925m, compared with £4,545m in 2008. Interest paid in 2009 was £956m compared to £842m in 2008. Interest payments in 2008 included a one-off payment of £26m on the close-out of derivatives associated with a low cost borrowing transaction.
Free cash flow

	2009	2008
	£m	£m

Reconciliation of free cash flow
Net cash inflow from operating activities	4,710	5,494
Net purchase of property, plant and equipment and computer software	(3,038)	(3,253)
Net disposal of non current financial assets investments	339	391
Dividends from associates	6	2
Interest received	605	670
Interest paid	(956)	(842)

Free cash flow	1,666	2,462

The components of free cash flow, which is a non-GAAP measure and a key performance indicator, are presented in the table above and reconciled to net cash inflow from operating activities, the most directly comparable IFRS measure. For further discussion of the definition of free cash flow, see pages 23 and 24.
     The decrease in free cash flow in 2009 of £796m is largely due to lower EBITDA, higher net income tax paid in the year and higher net interest payments, partially offset by lower cash payments in respect of capital expenditure.

18 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Financial review

Balance sheet
Summarised balance sheet

	2009	2008
	£m	£m

Non current assets
Intangible assets	3,796	3,318
Property, plant and equipment	15,405	15,307
Investments	18,288	18,010
Retirement benefit asset	–	2,887
Trade and other receivables	322	854
Other non current assets	3,691	395

	41,502	40,771

Current assets
Trade and other receivables	4,195	4,677
Cash and cash equivalents	1,287	1,418
Investments	567	1,086
Other current assets	365	199

	6,414	7,380

Current liabilities
Loans and other borrowings	1,564	2,824
Trade and other payables	7,270	7,722
Other current liabilities	844	937

	9,678	11,483

Total assets less current liabilities	38,238	36,668

Non current liabilities
Loans and other borrowings	12,704	9,818
Deferred tax liabilities	1,705	2,513
Retirement benefit obligations	3,973	108
Other non current liabilities	1,687	1,777

	20,069	14,216

Equity
Ordinary shares and share premium	10,172	10,172
Reserves	7,970	12,258

	18,142	22,430
Minority interest	27	22

Total equity	18,169	22,452

	38,238	36,668

Net assets at 31 March 2009 were £18,169m compared with £22,452m at 31 March 2008, with the reduction of £4,283m mainly due to the reduction in profit for the year of £1,897m, actuarial losses of £7,037m, dividend payments of £925m, partly offset by the tax credit relating to items recorded in directly in equity of £1,870m, gains on cash flow hedges of £570m and foreign exchange movements on the translation of overseas operations of £609m.
     BT’s non current assets totalled £41,502m at 31 March 2009, of which £18,288m were investments including £18,226m due from the parent company (see note 24) and £15,405m were property, plant and equipment, principally forming the UK fixed network. At 31 March 2008, non current assets were £40,771m, of which £18,010m were investments and property, plant and equipment were £15,307m.
     We believe it is appropriate to show the sub-total ‘Total assets less current liabilities’ of £38,238m at 31 March 2009 (2008: £36,668m) in the group balance sheet because it provides useful financial information being an indication of the level of capital employed at the balance sheet date, namely total equity and non current liabilities.
     British Telecommunications plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had retained losses of £128m at 31 March 2009, compared with £5,489m at 31 March 2008.
Capital expenditure
Capital expenditure is a measure of our expenditure on property, plant and equipment and software. It excludes the movement on capital accruals and any assets acquired through new acquisitions in a year. Capital expenditure totalled £3,088m in 2009 compared with £3,339m in 2008. The reduction in expenditure in 2009 reflects a reduction in expenditure on exchange equipment and reduced provisioning volumes in Openreach due to a lower level of house moves and lower LLU volumes from other communication providers. This has been partly offset by increased expenditure on 21CN. 21CN expenditure is mainly reflected in other network equipment, including transmission and exchange equipment. Capital expenditure is expected to reduce to around of £2.7bn in 2010.
     Of the capital expenditure, £316m arose, outside of the UK, in 2009, unchanged from the £316m in 2008. Contracts placed for ongoing capital expenditure totalled £451m at 31 March 2009.
Acquisitions
The total consideration for acquisitions in 2009, was £250m. Goodwill arising on acquisitions made in 2009 was £162m.
     BT Global Services made two acquisitions in the year, Stemmer GmbH and SND GmbH, and Net 2S SA, for total consideration of £77m. Net of cash acquired, the net cash outflow was £70m. The provisional fair value of assets acquired was £36m, giving rise to goodwill of £41m. No other acquisitions were made by BT Global Services in the year. Net 2S SA was acquired from the ultimate parent company which first acquired a controlling interest in Net 2S SA in March 2008.
     BT Retail made two acquisitions in the year, Wire One Holdings Inc and Ufindus Ltd, for total consideration of £98m. Net of cash acquired the net cash outflow in respect of these acquisitions was £95m. The fair value of net assets acquired was £24m, giving rise to goodwill of £74m.
     BT Design made two acquisitions in the year, Ribbit Corporation and Moorhouse Consulting Ltd, for total consideration of £75m. Net of deferred consideration and cash acquired, the net cash outflow in respect of these acquisitions was £60m. The provisional fair value of the combined net assets at the date of acquisition was £28m, giving rise to goodwill of £47m.
     The total consideration for acquisitions in 2008 was £426m. The acquisition of Comsat completed in June 2007 for a total consideration of £130m. Net of deferred consideration and cash acquired, the net cash outflow was £122m. The fair value of Comsat’s net assets at the date of acquisition was £57m, giving rise to goodwill of £73m. Other acquisitions made by BT Global Services in 2008, for a total consideration of £225m, included Frontline Technologies Corporation Limited and i2i Enterprise Private Limited. Net of deferred consideration and cash acquired, the net cash outflow in respect of these acquisitions was £166m. The fair value of the companies’ net assets at the various dates of acquisition was £55m, resulting in goodwill of £170m.
     Acquisitions made by BT Retail in 2008, for a total consideration of £71m, include Lynx Technology, Basilica and Brightview. Net of deferred consideration and cash acquired, the net cash outflow was £60m. The provisional fair value of the companies’ net assets at the various dates of acquisition was £24m, giving rise to goodwill of £47m.
Pensions
Detailed pensions disclosures are provided in note 27 to the consolidated financial statements. At 31 March 2009, the IAS 19 accounting deficit was £2.9bn, net of tax, compared with a surplus of £2.0bn at 31 March 2008. The deterioration in asset values from £37.4bn at 31 March 2008 to £29.3bn at 31 March 2009

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2009 19

principally reflects the decline in global financial markets during the year. During the year the investment management de-risking activities have continued and this has further reduced the proportion of funds invested in equities from 45% to 31%.
     During the year we conducted a review of our UK pension arrangements, including extensive consultation with the trade unions and employees. The aim of the review was to ensure the schemes remain flexible, fair and sustainable for the long-term. Changes to the future benefit accruals under the BTPS were effective from 1 April 2009 and benefits built up before this date are protected and remain linked to final pensionable salary. The changes include increasing the normal retirement age to 65, changing to a career average revalued earnings basis, changes to member contributions and ceasing to contract out of the State Second Pension. We expect these changes will reduce regular cash contributions, net of increased National Insurance Contributions, by about £100m per annum.
     The number of retired members and other current beneficiaries in the BTPS pension fund has been increasing in recent years. Consequently, our future pension costs and contributions will depend on the investment returns of the pension fund and life expectancy of members and could fluctuate in the medium-term.
     The BTPS was closed to new entrants on 31 March 2001 and people joining BT after that date can participate in a defined contribution pension arrangement which provides benefits based on the employees’ and the employing company’s contributions.
     BT and the Trustee of the BTPS have agreed that deficit contributions of £525m per annum will be made in cash or in specie over the next three years. This agreement has been approved by the Pensions Regulator.
     BT and the Trustee have also reached an advanced stage in the completion of the triennial funding valuation, being prepared by the scheme’s independent actuary, as at 31 December 2008. As the parties are at an advanced stage compared to other scheme valuations and given the uncertain market conditions, the Pensions Regulator has indicated it wishes to discuss with the Trustee and BT the underlying assumptions and basis of the valuation. The Pensions Regulator has requested that the valuation and assumptions are not finalised or disclosed in advance of the completion of those discussions. BT, the Trustee and the Pensions Regulator are keen to complete this as soon as practicable.
     The previous valuation was carried out as at 31 December 2005 which showed the fund was in deficit by £3.4bn. The deficit payments of £280m per annum agreed in respect of the previous valuation have now been replaced by the agreement to pay £525m per annum over the next three years.
     The group is paying a regular contribution rate of 19.5% of pensionable pay, of which 6% to 7% is payable by employees.
Capital management
The capital structure is managed at the BT Group plc level, the ultimate parent of the group. The primary objective of BT Group plc group’s capital management policy is to target a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet, further enhance the return to shareholders. In order to meet this objective, BT Group plc may issue new shares, repurchase shares, adjust the amount of dividends paid to shareholders, or the group may issue or repay debt. The BT Group plc group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The BT Group plc Board regularly reviews the capital structure. No changes were made to these objectives, policies and processes during 2009 and 2008.
     The BT Group plc group’s capital structure consists of net debt, committed facilities and similar arrangements and shareholders’ equity (excluding the cash flow reserve). The following analysis summarises the components which are managed as capital by the BT Group plc group:

	2009	2008
	£m	£m

Total ultimate parent shareholders’ (deficit) equity (excluding cash flow reserve)	(421)	5,252
BT Group plc consolidated net debt	10,361	9,460
BT Group plc consolidated undrawn committed facilities	2,300	2,335

	12,240	17,047

The BT Group plc Board reviews the group’s funding requirements at least annually. The BT Group plc Board believes that the operational improvements in the business will generate sufficient cash flow to allow investment in the business at the same time as reducing borrowings and supporting the pension scheme.
     During 2008, the BT Group plc group commenced a new £2.5bn share buy back programme, which was expected to be completed by 31 March 2009. However, in July 2008, the BT Group plc Board suspended this programme as a result of the group’s strategic investment in fibre deployment. During 2009, 143m shares for cash consideration of £334m were repurchased. During 2008, 540m shares were repurchased for cash consideration of £1,498m.
     The general policy is to raise and invest funds centrally to meet anticipated requirements, using a combination of capital market bond issuance, commercial paper borrowing backed up by committed borrowing facilities and investments. These financial instruments vary in their maturity in order to meet short, medium and long-term requirements. In June 2008, £795m of long-term funds were raised and in March 2009 the BT Group plc group renewed £800m of its 364 day facility with a one-year term out. A further £100m was agreed after the balance sheet date.
     At 31 March 2009 the BT Group plc group had financial assets of £7.3bn consisting of current and non current investments, derivative financial assets, trade and other receivables, cash and cash equivalents. Credit exposures are continually reviewed and proactive steps have been taken to ensure that the impact of the current adverse market conditions on these financial assets is minimised. In particular, line of business management have been actively reviewing exposures arising from trading balances and, in managing investments and derivative financial instruments, the centralised treasury operation has continued to monitor the credit quality across treasury counterparties and is actively managing exposures which arise.
     At 31 March 2009, the BT Group plc group’s credit rating was BBB with stable outlook with Standard and Poor’s and Baa2 with negative outlook with Moody’s (2008: BBB+/Baa1, both with stable outlook). After the balance sheet date, Fitch changed the BT Group plc group’s credit rating to BBB with a stable outlook (2008: BBB+ with a stable outlook).
Capital resources
The Business review section on pages 2 to 12 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition, principal risks and uncertainties and the group’s outlook. This Financial review section on pages 13 to 24 includes information on the group’s financial position, cash flows, liquidity position, borrowing position and its objectives, policies and processes for capital management. Notes 8, 11, 14, 15 and 32 of the Consolidated Financial Statements include information on the group’s investments,

20 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Financial review

derivatives and cash equivalents, borrowings, financial risk management objectives and hedging policies and exposures to credit, liquidity and market risks.
     The following table sets out the group’s contractual obligations and commitments as they fall due for payment, as at 31 March 2009.

	Payments due by period
		Less	Between	Between	More
		than 1	1 and 3	3 and 5	than 5
Contractual obligations	Total	year	years	years	years
and commitments	£m	£m	£m	£m	£m

Loans and other borrowings[a]	13,934	1,550	3,066	1,819	7,499
Finance lease obligations	332	14	42	24	252
Operating lease obligations	8,004	484	885	780	5,855
Pension deficiency obligations	2,695	525	1,050	560	560
Capital commitments	451	380	62	6	3

Total	25,416	2,953	5,105	3,183	14,169

[a] Excludes fair value adjustments for hedged risks.
At 31 March 2009, the group had cash, cash equivalents and current asset investments of £1,854m. The group also had unused committed borrowing facilities, amounting to £2,300m. At 31 March 2009, £1,190m of debt principal (at hedged rates) fell due for repayment in the 2010 financial year. These resources will allow the group to settle its obligations as they fall due. The group has no significant debt maturities until December 2010.
     The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the financial statements. There has been no significant change in the financial or trading position of the group since 31 March 2009.
Off-balance sheet arrangements
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:
     Operating leases (note 25)
     Capital commitments and guarantees (note 25)
Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of over £3bn in a typical year. In 2009 we collected and paid £1,239m of VAT, £1,178m of PAYE and National Insurance, £210m of UK corporation tax and £236m of UK business and UK network rates.
Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers. The BT Board regularly reviews the group’s tax strategy.
     The Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the Board considers it is entirely proper that the group conducts an appropriate level of responsible tax planning in managing its tax affairs, being consistent with its obligations to protect the assets of the company for the benefit of our shareholders. This planning is carried out within Board defined parameters.
     We operate in over 170 countries and with this comes additional complexity in the taxation arena. However the majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to and including 2005 are fully agreed. For 2006 and 2007, there are a number of open issues which we are actively discussing with HMRC with a view to resolving. The UK corporation tax returns for 2008 were all filed prior to the statutory deadline of 31 March 2009.
     We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.
     Our positive working relationship with HMRC was demonstrated in 2007 when we worked intensively with HMRC to accelerate the agreement of all open tax matters up to and including 2005. This project allowed us to build and develop our working relationship with HMRC.
     We have a policy to lobby the government directly on tax matters that are likely to impact us and in particular respond to consultation documents where the impact could be substantial. We also lobby the government indirectly through the CBI, various working groups and committees and leading professional advisors.
Tax accounting
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves a high degree of judgement.
     In 2008 the cash tax paid is lower than the income statement charges. This is partly due to the phasing of UK corporation tax instalments, the level of provisioning for risks, taxation of specific items, the impact of deferred tax and the impact of overseas losses or profits which are relieved or taxed at different tax rates from the UK. In 2009, we have paid cash tax in excess of our income statement charge. We expect to obtain a refund of the cash tax paid in relation to the 2009 liability in the near future.
     It is expected that the cash tax paid will increase in the medium term, despite the introduction of enhanced capital allowances in the current financial year.
     The effective corporation tax rate on profits before specific items is expected to increase from 21.9%, the rate applicable to 2009. The 2009 rate reflects tax credit arising on the BT Global Services contract and financial review charges of £1.6bn recorded in the year (see page 3). However, we believe that the future years’ tax effective rate will remain below the statutory rate of 28%.
Financial risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising from financial instruments. The centralised treasury operation also manages the group’s market risk exposures, including risks arising from volatility in currency and interest rates. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2009 21

The BT Group plc Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The BT Group plc Board has delegated its authority to operate these policies to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the BT Group plc Chairman, the BT Group Plc Chief Executive or the BT Group Plc Group Finance Director.
     The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
Foreign exchange risk management
A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £10.1bn at 31 March 2009, are used to finance its operations and have been predominantly swapped into Sterling using cross currency swaps. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result, the group’s exposure to foreign currency arises mainly on its non UK subsidiary investments and on residual currency trading flows.
     After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening in Sterling against other currencies would result in a credit of approximately £40m in 2009.
Interest rate risk management
The group has interest bearing financial assets and financial liabilities which may expose the group to either cash flow or fair value volatility. The BT Group plc group’s policy, as prescribed by the BT Group plc Board, is to ensure that at least 70% of BT Group plc’s net debt is at fixed rates.
     The majority of the group’s long-term borrowings have been, and are, subject to Sterling fixed interest rates after applying the impact of hedging instruments. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. The majority of the group’s investments relate to amounts owed by the parent and ultimate parent company, which are predominantly denominated in Sterling and earn a floating rate interest by reference to LIBOR interest rates.
     The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group plc group credit rating were downgraded below A3 in the case of Moody’s or below A minus in the case of Standard & Poor’s (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In March 2009, both Moody’s and S&P downgraded BT Group plc’s credit rating to Baa2 and BBB, respectively. Prior to this financial year, S&P downgraded BT Group plc’s credit rating to BBB+ in July 2006 and Moody’s downgraded BT Group plc’s credit rating to Baa1 in May 2001. Based on debt of £5.8bn outstanding on these instruments at 31 March 2009, BT’s annual finance expense would increase by approximately £28m if BT Group plc’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa2/BBB. If BT Group plc’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category, BT’s annual finance expense would be reduced by approximately £28m.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from investments (mainly amounts owed by the parent and ultimate parent companies), variable rate borrowings and fair value movements on derivatives not in hedging relationships which are largely influenced by Sterling rates of interest by reference to LIBOR rates. Trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of British Telecommunications plc’s consolidated interest bearing financial assets and financial liabilities at 31 March 2009, a 100 basis point increase in Sterling interest rates would decrease the group’s annual net finance expense by approximately £180m.
Credit risk management
The group’s exposure to credit risk arises mainly from financial assets transacted by the centralised treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the BT Group plc Board defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A- for long-term and P1/A1 for short-term investments with counterparties. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Management review significant utilisations on a regular basis to determine the adjustments required, if any, and actively manage any exposures which may arise. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into a netting arrangements to reduce the group’s exposure to credit risk. Currently, the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible, the group will seek a combination of a legal right of set off and net settlement. The group also seeks collateral or other security where it is considered necessary. During the 2009 financial year, the centralised treasury operation tightened the credit limits applied when investing with counterparties in response to market conditions, continued to monitor their credit quality and actively managed any exposures which arose.
     Note 15 discloses the credit concentration and credit quality of derivative financial assets. After applying a legal right of set off under the group’s ISDA documentation, the group had a net exposure to derivative counterparties of £2,282m. Of this, 85% was with six counterparties. The majority of these derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2009, a 100 basis point increase in yield curves across each of the ratings categories within which these derivative financial assets

22 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Financial review

are classified would reduce their carrying values and impact equity, pre-tax as follows:

Impact of 100 basis
point increase
£m

Moody’s/ S&P credit rating
Aa2/AA	(18)
Aa3/AA-	(21)
A1/A+	(92)
A2/A	(146)
A3/A-	–

(277)

The group also has credit exposure arising on amounts owed by its parent and ultimate parent companies, with the majority of this balance being owed by the parent company. The related party disclosures detailed in note 24 provide details of how this loan arose.
     The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate, taking into consideration the customers’ exposure to the group, by applying processes which include netting and offsetting, and requesting securities such as deposits, guarantees and letters of credit. The group has taken proactive steps to minimise the impact of adverse market conditions on trading related financial assets. The concentration of credit risk for trading balances of the group is provided in note 13 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.
Liquidity risk management
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters set by the BT Group plc Board. The primary objective of the BT Group Plc group’s capital management policy is to target a solid investment grade credit rating whilst continuing to invest for the future and, with an efficient balance sheet, further enhance the return to shareholders.
     The BT Group Plc group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. The BT Group plc Board reviews BT Group Plc group forecasts (which incorporates the British Telecommunications Plc consolidated group), including cash flow forecasts, on a quarterly basis. The centralised treasury operation reviews cash flows more frequently to assess the short and medium-term requirements. These assessments ensure the group responds to possible future cash constraints in a timely manner. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Operating finance requirements of group companies are met whenever possible from central resources.
     The group has a European Medium Term Note programme and a US Shelf registration in place of which €3.9bn and $6.9bn respectively, have been utilised. During the 2009 and 2008 financial years the group issued of its commercial paper and held cash, cash equivalents and current asset investments in order to manage short-term liquidity requirements. At 31 March 2009, the group had an undrawn committed borrowing facility of up to £1,500m. The facility is available for the period to January 2013. The group had an additional undrawn committed borrowing facility of £900m, of which £800m was agreed in the 2009 financial year (2008: £835m), with a further £100m agreed after the balance sheet date. This facility is for a term of 364 days from 31 March 2009 with a one-year term out.
     Refinancing risk is managed by limiting the amount of borrowing that matures within any specific period and having appropriate strategies in place to manage refinancing needs as they arise. The group has no significant debt maturities until December 2010.
Price risk management
The group has limited exposure to price risk.
     Further information on financial instruments is discussed in notes 5, 8, 11, 13, 14, 15 and 32 to the Consolidated financial statements.
Critical accounting policies
Our principal accounting policies are set out on pages 30 to 37 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2009 financial statements.
     We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators; providing for doubtful debts; establishing asset lives of property, plant and equipment for depreciation purposes; assessing the stage of completion and likely outcome under long-term contracts; making appropriate long-term assumptions in calculating pension liabilities and costs; making appropriate medium-term assumptions on asset impairment reviews; calculating current deferred tax liabilities; and determining the fair values of certain financial instruments. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 35 and 36.
Alternative performance measures
We assess the performance of the group using a variety of measures, some of which are not explicitly defined under IFRS, and are therefore termed ‘non-GAAP measures’. These measures are in addition to, and supplement, those prepared in accordance with IFRS. The alternative performance measures we use include earnings before interest, tax, depreciation and amortisation (EBITDA); adjusted EBITDA; adjusted operating profit; underlying revenue; underlying operating costs; adjusted profit before taxation and free cash flow. Free cash flow is also a key financial performance indicator for the group.
     Why we use each of these alternative performance measures is explained below. Reconciliations to the nearest measure prepared in accordance with IFRS are included within the body of the Financial review and in the financial statements. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2009 23

EBITDA
In addition to measuring financial performance of the lines of business based on operating profit, we also measure performance based on EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, finance expense and taxation. Since this is a non-GAAP measure, it may not be directly comparable to the EBITDA of other companies, as they may define it differently. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.
     We consider EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortisation. EBITDA is not a direct measure of our liquidity, which is shown by our cash flow statement, and it needs to be considered in the context of our financial commitments.
Results before specific items
In our income statement and segmental analysis we separately identify specific items and present our results both before and after these items. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Items that we consider to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring costs, asset impairment charges and property rationalisation programmes. An analysis of specific items recorded in all years presented is included on pages 16 and 17.
Underlying revenue and operating costs
Underlying revenue and operating costs refers to the amounts excluding 1) the contribution in the current year from acquisitions that are not reflected in the comparable period in the prior year due to the date the acquisition was completed, and 2) the impact of rebasing the current year to be on a constant currency basis compared with the prior year. No adjustment is made to the prior year reported revenue or operating costs in determining the year on year movement in underlying revenue and operating costs. The directors believe that presentation of the group’s revenue and operating costs in this way is relevant to an understanding of the group’s financial performance. Both acquisitions and foreign exchange rate movements can have significant impacts on the group’s reported revenue and operating costs and therefore can impact year on year comparisons. Presentation of the group’s revenue and operating costs excluding the year on year impact of acquisitions and on a constant currency basis allows the group’s revenue and operating costs to be presented on a consistent basis for the purpose of year on year comparisons. A reconciliation of underlying revenue to reported revenue is included on page 14. A reconciliation of underlying operating costs to reported operating costs is given on page 16.
Adjusted performance measures
Performance measures presented as ‘adjusted’ are stated before contract and financial review charges recorded within BT Global Services and specific items. As explained on page 3, during 2009, the new management team undertook an extensive review of BT Global Services’ financial position and contracts. Having completed the contract and financial reviews, a charge of £1,639m was recognised in 2009 (2008: £nil). Given the size of these charges, we have presented EBITDA, operating profit and profit before taxation before these charges and specific items as the directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance. A reconciliation from adjusted EBITDA to operating profit, the most directly comparable IFRS measure is included on pages 14 and 15. A reconciliation from adjusted profit before taxation to the reported profit is included on page 13.
Free cash flow
Free cash flow is one of our key performance indicators with which our performance against our strategy is measured. Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments. Free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, share buy backs, acquisitions and disposals and repayment of debt. A reconciliation of free cash flow to net cash inflow from operating activities, the most directly comparable IFRS measure, is included on page 18.
Net debt
This measure is applied in the context of BT Group plc’s financial statements and is referred to in these financial statements.
     Net debt consists of loans and other borrowings (both current and non current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements.
     BT Group plc management consider BT Group plc’s consolidated net debt to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non current), current asset investments and cash and cash equivalents. BT Group plc management believe it is both useful and necessary to disclose net debt as it is a key measure against which performance against BT Group plc group’s strategy is measured. It is a measure of net indebtedness that provides an indicator of overall balance sheet strength. It is also a single measure that can be used to assess both their consolidated cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.

24 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Financial review

REPORT OF THE DIRECTORS
STATUTORY INFORMATION

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2009 financial year.
Introduction
The business review and financial review on pages 2 to 24 form part of this report. The audited financial statements are presented on pages 30 to 80 and 98.
     During the year interim dividends of £925m have been paid to the parent company, BT Group Investments Limited (2008: £4,545m).
Principal activity
The company is the principal trading company of the BT group.
     BT is one of the world’s leading communications services companies. In the UK, we are the largest communications service provider to the residential and business markets. The BT brand is one of the most trusted in the UK. Around the world, we are a major supplier of networked IT services to government departments and multinational companies.
Directors
The directors at 31 March 2009 were Glyn Parry who served throughout the 2009 financial year and Ian Livingston and Tony Chanmugam who were appointed on 1 July 2008 and 16 December 2008 respectively. Ben Verwaayen and Hanif Lalani served as directors until 30 June 2008 and 16 December 2008 respectively.
Financial statements
A statement by the directors’ of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibility.
     So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.
Employees
The company’s aim is to create a team of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves.
     The quality of our leadership is vital to the transformation of BT. We ensure that all leaders at all levels understand what is expected of them, including their sustainability obligations, have access to appropriate development opportunities and are able to benchmark their performance against that of their peers.
     The company offers employees a wide range of learning and re-skilling opportunities. Employees are kept informed about BT’s business through a wide range of communications channels, including our online news service, email bulletins, webchats and webcast briefings and a printed publication.
     Employees in more than 25 countries, have the opportunity to save to buy BT shares at a discount to the price at the start of the savings period and most of our UK employees are members of a pension scheme, either the BT Pension Scheme (a defined benefit scheme) which was closed to new members on 31 March 2001 or, until recently, the BT Retirement Plan (BTRP) (a money purchase scheme). With effect from 1 April 2009, no further contributions are to be paid into the BTRP as BT has made arrangements for all future employee and employer pension contributions for BTRP members and future new entrants to be paid into individual personal pension plans arranged through Standard Life. All these pension schemes are controlled by independent trustees.
     We continue to create an inclusive working environment in which employees can develop their careers regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender identity, gender expression or caring responsibilities.
     22% of our workforce is female and women hold 21% of our top 400 leadership roles. In addition, more than 10% of our most highly rewarded people in the UK are from an ethnic minority background.
     The health and safety of our people is of paramount importance and we continue to seek improvements by focusing on behavioural/lifestyle change.
Policy on the payment of suppliers
In the UK, BT’s normal payment terms are 60 days from the date of receipt of a due and valid invoice, although these terms may be different in some of the local markets in which BT operates. BT will make payment to the supplier on the agreed next payment run following expiry of this term. BT also provides access in the UK to a supplier financing scheme which offers suppliers the opportunity to obtain payments in advance of the agreed terms. In 2009, the average number of days between the invoice date and the date of payment run for the invoice was 49 (2008: 47).
Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and price risk are given on pages 21 to 23, and note 32 on pages 74 to 80.
Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.
Internal control and risk management
The Board of BT Group plc, the company’s ultimate parent, is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
     BT Group plc has enterprise – wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2009 financial year and have continued up to the date on which this document was approved. Risk assessment and evaluation takes place as an integral part of BT Group plc’s annual strategic planning cycle. A detailed risk management process, culminating in a BT Group plc Board review, identifies the key risks faced. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in Business review – Principal risks and uncertainties.
     The key features of the enterprise wide risk management process comprise the following procedures:
•	senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the BT Group plc

Report of the Directors – Statutory information	British Telecommunications plc Annual Report and Form 20-F 2009 25

Operating Committee before being reviewed and approved by the BT Group plc Board;

•	the lines of business carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed;

•	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility;

•	the internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business operations; and

•	the BT Group plc Audit Committee, on behalf of the BT Group plc Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the BT Group plc Board. The BT Group plc Audit Committee has carried out these actions for the 2009 financial year.
     In the light of the issues which arose in BT Global Services during 2009, as discussed on page 3, the management team are implementing a number of process improvements. Some of these were in place by the end of 2009; the rest are being implemented in 2010. These include undertaking more regular contract reviews to assess commercial risks and opportunities as part of a strengthened contract governance process that combines operational, financial and risk reporting. Additional scrutiny of contracts and cost transformation plans have been put in place and will continue to be conducted on a rigorous and regular basis involving strong independent oversight of assumptions and estimates for new and existing contracts. We are also placing greater focus on profitable sectors, setting stringent win criteria and enhancing due diligence around our ability and readiness to meet our delivery requirements on all major contracts.
US Sarbanes-Oxley Act of 2002
The company has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, BT is obliged to comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. The company complies with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.
Disclosure controls and procedures
The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report and Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act.
Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2009, BT’s internal control over financial reporting was effective.
     There were no changes in BT’s internal control over financial reporting that occurred during the year ended 31 March 2009 that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB) in internal control over financial reporting is reported to the Audit Committee of the ultimate parent company.
     PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of BT for the year ended 2009, has also audited the effectiveness of BT’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB. Their report is on page 28.
By order of the Board
Heather Brierley
Secretary
14 May 2009
Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

26 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the Directors – Statutory information

STATEMENT OF DIRECTORS’ RESPONSIBILITY
for preparing the financial statements

The directors are responsible for preparing the group’s financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU), and for preparing the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
     The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the EU and issued by the IASB of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP), of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether the consolidated financial statements comply with IFRSs as adopted by the EU and issued by the IASB and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the consolidated financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.
     The directors confirm that they have complied with the above requirements in preparing the financial statements.
     The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     The directors are responsible for the maintenance and integrity of the corporate and financial information included on the group’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of the Directors – Statement of directors’ responsibility	British Telecommunications plc Annual Report and Form 20-F 2009 27

REPORT OF THE INDEPENDENT AUDITORS – CONSOLIDATED FINANCIAL STATEMENTS

United Kingdom opinion
Independent auditors’ report to the members of British Telecommunications plc (the ‘company’)
We have audited the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2009 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Group statement of recognised income and expense, the Accounting policies and the related notes. These consolidated financial statements are set out on pages 30 to 80 and 98. These consolidated financial statements have been prepared under the accounting policies set out therein.
     We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2009. This separate report is set out on page 82.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the consolidated financial statements.
     In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited consolidated financial statements. The other information comprises all information set out in the contents listing on page 1, except for the consolidated financial statements and parent company financial statements of British Telecommunications plc. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the group’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.
Opinion
In our opinion:
•	the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group’s affairs as at 31 March 2009 and of its profit and cash flows for the year then ended;

•	the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the Report of the Directors is consistent with the consolidated financial statements.
Separate opinion in relation to IFRSs
As explained in the accounting policies, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group’s affairs as at 31 March 2009 and of its profit and cash flows for the year then ended.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
15 May 2009

28 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the independent auditors – Consolidated financial statements

United States opinion
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of British Telecommunications plc (the ‘company’)
In our opinion, the accompanying Group income statements, Group balance sheets, Group cash flow statements and Group statements of recognised income and expense present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2009, and 2008 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2009, based on criteria established in the Turnbull Guidance. The company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first three paragraphs of Internal Control over financial reporting in the Report of the Directors of the Form 20-F. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits, which was an integrated audit in 2009. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London, United Kingdom
15 May 2009

Report of the independent auditors – Consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 29

CONSOLIDATED FINANCIAL STATEMENTS
ACCOUNTING POLICIES

Accounting Policies
(i) Basis of preparation of the financial statements
These consolidated financial statements have been prepared in accordance with applicable law and, as required by Article 4 of the IAS Regulation, in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain financial assets and liabilities at fair value.
     The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting estimates and key judgements’.
     The group’s income statement and segmental analysis separately identify trading results before significant one-off or unusual items (termed ‘specific items’), a non GAAP measure. This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. The directors believe that the presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are significant one-off or unusual in nature and have little predictive value. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured and reported to the Board of directors. Specific items may not be comparable to similarly titled measures used by other companies. Items which have been considered to be significant one-off or unusual in nature include disposals of businesses and investments, business restructuring, asset impairment charges and property rationalisation programmes. The directors intend to follow such a presentation on a consistent basis in the future. Specific items for the current and prior years are disclosed in note 4.
     In the 2009 financial year, amounts due from the ultimate parent company, BT Group plc and the parent company, BT Group Investments Limited, have been reclassified from current asset trade and other receivables to non current asset investments which is considered to be the more appropriate classification since they are not expected to be settled within 12 months of the balance sheet date. In addition, short term balances receivable from the ultimate parent company, BT Group plc and the parent company, BT Group Investments Limited, have been reclassified from current asset trade and other receivables to current asset investments which is also considered a more appropriate classification. Balance sheet comparative amounts at 31 March 2008 have been reclassified to reduce current trade and other receivables by £18,604m and to increase non current investments by £17,958m and current asset investments by £646m to provide a consistent presentation. The impact in the cash flow statement for the year ended 31 March 2008 has been to decrease net cash inflow from operating activities and net cash outflow from investing activities by £392m.
     Accounting policies in respect of the parent company British Telecommunications plc, are set out on pages 83 to 86. These are in accordance with UK GAAP.
(ii) Basis of consolidation
The group financial statements consolidate the financial statements of British Telecommunications plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of joint ventures and associates using the equity method of accounting.
–	A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

–	A joint venture is an entity that is jointly controlled by two or more entities. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

–	An associate is an entity over which another entity has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control over those policies.
The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
     Investments in associates and joint ventures are initially recognised at cost. Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.
     The group’s principal operating subsidiaries and associate are detailed on page 98.
(iii) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and the sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as agent in a transaction, it recognises revenue net of directly attributable costs.
     Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
     Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts, revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as contract milestone customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.

30 British Telecommunications plc Annual Report and Form 20-F 2009	Accounting policies

Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract are deferred and recorded within non current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.
(iv) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and equipment sales. Items reported as other operating income include income from repayment works and scrap and cable recovery, income generated by our fleet operations, profits and losses on the disposal of business operations and property, plant and equipment, and income generated from the exploitation of our intellectual property.
(v) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately, except where a proportion of the profit or loss is deferred or amortised because the sale price was not equal to fair value.
(vi) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are initially recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal.
(vii) Business combinations
The purchase method of accounting is used for the acquisition of subsidiaries, in accordance with IFRS 3, ‘Business Combinations’. On transition to IFRS, the group elected not to apply IFRS 3 retrospectively to acquisitions that occurred before 1 April 2004. Goodwill arising on the acquisition of subsidiaries is therefore treated as follows:
–	Goodwill which arose after 1 April 2004: included in the balance sheet at original cost, less any provisions for impairment. This goodwill is not amortised.

–	Goodwill which arose between 1 January 1998 and 1 April 2004: included in the balance sheet at original cost, less accumulated amortisation to the date of transition to IFRS and less any provisions for impairment. This goodwill is not amortised after the date of transition to IFRS.

–	Goodwill which arose before 1 January 1998: written off directly to retained earnings.
On acquisition of a subsidiary, fair values are attributed to the identifiable net assets acquired. The excess of the cost of the acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the group’s share of the identifiable net assets acquired, the difference is recognised directly in the income statement. On disposal of a subsidiary, the gain or loss on disposal includes the carrying amount of goodwill relating to the subsidiary sold. Goodwill previously written off to retained earnings is not recycled to the income statement on disposal of the related subsidiary.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2009 31

(viii) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.
Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.
Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.
Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties is initially recorded at cost.
Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the customer life or contractual period.
Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
Computer software	2 to 5 years
(ix) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct labour, contractors’ charges, materials and directly attributable overheads.
(x) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any impairment losses.
On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.
Cost
Included within the cost for network infrastructure and equipment are direct labour, contractors’ charges, materials and directly attributable overheads.
Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation.
     The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones, other network equipment	2 to 20 years
Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.
(xi) Borrowing Costs
All borrowing costs are expensed in the income statement in the period in which they are incurred.
(xii) Asset impairment (non-financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
     Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually.
     Impairment losses are recognised in the income statement.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss has been recognised against an asset, it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. This does not apply for

32 British Telecommunications plc Annual Report and Form 20-F 2009	Accounting policies

goodwill, for which an impairment loss may not be reversed in any circumstances.
(xiii) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xiv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.
(xv) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent Trustee, for the majority of its employees.
     The group’s obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and a net finance charge. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of recognised income and expense.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustee at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.
(xvi) Share based payments
The ultimate parent, BT Group plc, has a number of employee share schemes, share option and award plans under which it makes equity settled share based payments to employees of the group. The fair value of options and awards granted is recognised as an expense after taking into account the group’s best estimate of the number of options and awards expected to vest allowing for non market and service conditions. Fair value is measured at the date of grant and is spread over the vesting period of the award. The fair value of options and awards granted is measured using either the Binomial or Monte Carlo model, whichever is most appropriate to the award.
(xvii) Taxation
Current income tax is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base, except to the extent that the deferred tax asset or liability arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit.
     Deferred tax liabilities are, where permitted under IAS12 ‘Income Taxes’, offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
     Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.
(xviii) Advertising and marketing
The costs associated with the group’s advertising and marketing activities are expensed within other operating costs as incurred.
(xix) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in general meeting. Interim dividends are recognised when they are paid.
(xx) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method. Onerous lease provisions have been measured at the lower of the cost to fulfil the contract or the cost of exit.
(xxi) Financial Instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2009 33

rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.
Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the income statement.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
–	those that the group intends to sell immediately or in the short term, which are classified as held for trading;

–	those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement, in the line which most appropriately reflects the nature of the item or transaction.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.
Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.
Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

34 British Telecommunications plc Annual Report and Form 20-F 2009	Accounting policies

Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement. Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance income.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur. Under a cash flow hedge, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge, the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.
Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.
Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period, revenue, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include transaction volumes, or other inputs for which we get paid, future staff and third party costs and anticipated cost productivity, savings and efficiencies.
Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment, and estimates are used in assessing the likely effect of these adjustments.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2009 35

Pension obligations
BT has a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 350,000 people over approximately 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the rate at which the future pension payments are discounted. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.
Useful lives for property, plant and equipment
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s 21CN programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2008 had no significant impact in aggregate on the results for the year ended 31 March 2009.
Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements.
Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.
Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.
Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.
Providing for doubtful debts
BT provides services to around 15m individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.
Property arrangements
As part of a property rationalisation programme, we have identified a number of surplus properties. Although efforts are being made to sub-let this space, it is recognised that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and of any shortfall arising from the sub lease rental income being lower than the lease costs being borne by BT. Any such cost or shortfall has been recognised as a provision.
Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2009
IFRIC 14, ‘Defined benefit assets and minimum funding requirements’, became effective and was adopted during the year. The adoption of this standard has had no impact on the group’s financial position or results of operations.
Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2009 or later periods, but which the group has not adopted early. Those which are relevant to the group’s operations are as follows:
IFRS 2, ‘Share Based Payments – vesting conditions and cancellations’, (effective from 1 April 2009)
The amendment to IFRS 2 clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this is accounted for as a cancellation. Cancellations must be treated as accelerated vestings and all remaining future charges are immediately recognised in the income statement. IFRS 2 requires retrospective adoption, therefore prior periods will be restated. The group expects adoption of this standard to increase the share based payment charge for 2009 by approximately £110m (2008: £nil). The group is currently assessing the impact of this standard on the share based payment charge for the year 31 March 2010.
IFRS 3 (Revised), ‘Business Combinations’ (effective from 1 April 2010)
IFRS 3 (Revised) amends certain aspects of accounting for business combinations set out in IFRS 3. Amendments include the requirement to expense all transaction costs as incurred and the requirement for all payments to acquire a business to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through the income statement. IFRS 3 (Revised) is applicable prospectively to business combinations effected on or after the effective date. Adoption of this standard will impact how the group accounts for business combinations entered into on or after 1 April 2010.
IFRS 8, ‘Operating Segments’ (effective from 1 April 2009)
IFRS 8 requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14, ‘Segmental Reporting’. The group does not expect the adoption of IFRS 8 to significantly impact its segmental analysis disclosure.

36 British Telecommunications plc Annual Report and Form 20-F 2009	Accounting policies

IAS 1 (Revised), ‘Presentation of Financial Statements’ (effective from 1 April 2009)
IAS 1 (Revised) prescribes the basis for presentation of financial statements to ensure comparability both with the entity’s financial statements of previous periods and with the financial statements of other entities. IAS 1 (Revised) introduces a number of changes to the requirements for the presentation of financial statements, which include the following: the separate presentation of owner and non-owner changes in equity; requirement for entities making restatements or reclassifications of comparative information to present a balance sheet as at the beginning of the comparative period; and optional name changes for certain primary statements. Adoption of this revision will result in minor presentational changes to the group’s financial statements from 1 April 2009.
Amendment to IAS 23, ‘Borrowing Costs’ (effective from 1 April 2009)
The amendment to IAS 23 eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group has assessed the impact of this amendment and does not expect it to have a significant impact on the group’s financial statements.
IAS 27 (Revised), ‘Consolidated and Separate Financial Statements’ (effective from 1 April 2010)
IAS 27 (Revised) requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses being recorded. IAS 27 (Revised) also specifies that when control is lost, any remaining interest should be re-measured to fair value and a gain or loss recorded through the income statement. The group has assessed the impact of this interpretation and concluded that it is not likely to have a significant impact on the group’s financial statements.
IFRIC 12, ‘Service Concession Arrangements’ (effective from 1 April 2009; effective under full IFRS from 1 April 2008, but not adopted by the EU until 25 March 2009)
IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The group has assessed the impact of this interpretation and has concluded it does not have significant impact on the group’s financial statements.
IFRIC 13, ‘Customer loyalty programmes’ (effective from 1 April 2009)
IFRIC 13 clarifies that where goods and services are sold together with a customer loyalty incentive, the arrangement is a multiple element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. The group has assessed the impact of this interpretation and has concluded it is not likely to have a significant impact on the group’s financial statements.
Amendment to IFRS 7, ‘Financial Instruments: Disclosures’ (effective 1 April 2009)
The amendments to IFRS 7 introduce a three level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify the existing requirements for the disclosure of liquidity risk. The group will be required to make additional disclosures to comply with these amendments.
IFRIC 16, ‘Hedges of a Net Investment in a Foreign Operation’ (effective 1 April 2009)
IFRIC 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. The standard provides guidance on which risks are eligible for hedge accounting in accordance with IFRS, as follows: 1) presentational currency does not create an exposure to which the entity may apply hedge accounting, 2) the hedging instruments may be held by an entity or entities within the group, and 3) while IAS 39, ‘Financial Instruments: Recognition and Measurement’, must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21, ‘The Effects of Changes in Foreign Exchange Rates’, must be applied in respect of the hedged item. The group does not expect adoption of this guidance to have a significant impact on the group’s financial statements.
IFRIC 17, ‘Distributions of Non-cash Assets to Owners’ (effective 1 April 2010)
IFRIC 17 provides guidance on how an entity should measure distributions other than cash when it pays dividends to its owners. The standard requires the dividend payable to be measured at the fair value of the assets to be distributed, and any difference between the fair value and the book value of the assets is recorded in the income statement. The group does not expect adoption of this guidance to have a significant impact on the group’s financial statements.
IFRIC 18, ‘Transfers of Assets from Customers’ (effective 1 July 2009)
IFRIC 18 applies to all agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must use either to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services. IFRIC 18 requires the entity receiving the item of property, plant and equipment to recognise it in its financial statements if it meets the definition of an asset. The recognition of the transfer of the asset is accounted for in accordance with IAS 16, ‘Property, Plant and Equipment’, and, because an exchange of dissimilar goods or services has occurred, IAS 18, ‘Revenue’. The group is currently assessing the impact of the amendment upon the group’s financial statements.

Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2009 37

GROUP INCOME STATEMENT
For the year ended 31 March 2009

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2009	Notes	£m	£m	£m

Revenue	1	21,313	–	21,313
Other operating income	2	350	(13)	337
Operating costs	3	(20,846)	(395)	(21,241)

Operating profit	1	817	(408)	409

Finance expense	5	(3,315)	–	(3,315)
Finance income	5	3,657	–	3,657

Net finance income		342	–	342
Share of post tax profit of associates and joint ventures	12	39	36	75

Profit before taxation		1,198	(372)	826
Taxation	6	(262)	43	(219)

Profit for the year		936	(329)	607

Attributable to:
Equity shareholders of the parent		934	(329)	605
Minority interests	19	2	–	2

a For a definition of specific items see page 30. An analysis of specific items is provided in note 4.
Dividends paid in the year were £925m (2008: £4,545m, 2007: £2,330m), as shown in note 7.

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2008	Notes	£m	£m	£m

Revenue	1	20,704	–	20,704
Other operating income	2	359	(10)	349
Operating costs	3	(18,160)	(529)	(18,689)

Operating profit	1	2,903	(539)	2,364

Finance expense	5	(2,977)	–	(2,977)
Finance income	5	3,697	–	3,697

Net finance income		720	–	720
Share of post tax loss of associates and joint ventures	12	(11)	–	(11)
Profit on disposal of associate		–	9	9

Profit before taxation		3,612	(530)	3,082
Taxation	6	(921)	343	(578)

Profit for the year		2,691	(187)	2,504

Attributable to:
Equity shareholders of the parent		2,690	(187)	2,503
Minority interests	19	1	–	1

a For a definition of specific items see page 30. An analysis of specific items is provided in note 4.

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2007	Notes	£m	£m	£m

Revenue	1	20,223	–	20,223
Other operating income	2	236	(3)	233
Operating costs	3	(17,739)	(169)	(17,908)

Operating profit	1	2,720	(172)	2,548

Finance expense	5	(2,618)	–	(2,618)
Finance income	5	3,365	139	3,504

Net finance income		747	139	886
Share of post tax profit of associates and joint ventures	12	15	–	15
Profit on disposal of associate		–	22	22

Profit before taxation		3,482	(11)	3,471
Taxation	6	(907)	979	72

Profit for the year		2,575	968	3,543

Attributable to:
Equity shareholders of the parent		2,573	968	3,541
Minority interests	19	2	–	2

a For a definition of specific items see page 30. An analysis of specific items is provided in note 4.

38 British Telecommunications plc Annual Report and Form 20-F 2009	Group income statement

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
Year ended 31 March

		2009	2008	2007
	Notes	£m	£m	£m

Profit for the year		607	2,504	3,543

Actuarial (losses) gains relating to retirement benefit obligations	27	(7,037)	2,621	1,409
Exchange differences:
– on translation of foreign operations		609	197	(158)
Fair value movements on available-for-sale assets:
– fair value (losses) gains		(7)	(8)	9
– reclassified and reported in net profit		3	(6)	(1)
Fair value movements on cash flow hedges:
– fair value gains (losses)		2,719	446	(201)
– reclassified and reported in net profit		(2,144)	(294)	364
– reclassified and reported in non current assets		(5)	11	–
Tax impact of above items	6	1,882	(832)	(486)

Net (losses) gains recognised directly in equity		(3,980)	2,135	936

Total recognised income and expense for the year		(3,373)	4,639	4,479

Attributable to:
Equity shareholders of the parent		(3,375)	4,635	4,479
Minority interests		2	4	–

		(3,373)	4,639	4,479

A reconciliation of the changes in other reserves and retained earnings are given in notes 22 and 23, respectively.

Group statement of recognised income and expense	British Telecommunications plc Annual Report and Form 20-F 2009 39

GROUP CASH FLOW STATEMENT
Year ended 31 March

		2009	2008	2007
	Notes	£m	£m	£m

Cash flow from operating activities
Profit before taxation[a]		826	3,082	3,471
Depreciation and amortisation		2,890	2,889	2,920
Loss (profit) on sale of associates and non current asset investments		13	1	(19)
Net finance income		(342)	(720)	(886)
Other non cash charges		486	60	50
Share of (profits) losses of associates and joint ventures		(75)	11	(15)
Decrease (increase) in inventories		11	23	(6)
Decrease (increase) in trade and other receivables		1,069	(498)	(373)
(Decrease) increase in trade and other payables		(379)	451	282
Increase (decrease) in provisions and other liabilities		439	(104)	(172)

Cash generated from operations[a]		4,938	5,195	5,252
Income taxes paid		(232)	(222)	(411)
Income tax repayment for prior years		4	521	376

Net cash inflow from operating activities		4,710	5,494	5,217

Cash flow from investing activities
Interest received		605	670	498
Dividends received from associates and joint ventures		6	2	6
Proceeds on disposal of group undertakings		–	–	27
Proceeds on disposal of property, plant and equipment		44	62	89
Proceeds on disposal of associates and joint ventures		–	13	27
Proceeds on disposal of non current financial assets		–	1	4
Inflow on non current amounts owed by parent company[c]		339	392	368
Proceeds on disposal of current financial assets[b]		6,316	4,779	8,525
Acquisition of subsidiaries, net of cash acquired		(285)	(353)	(284)
Purchases of property, plant and equipment and computer software		(3,082)	(3,315)	(3,298)
Investment in associates and joint ventures		–	–	(7)
Purchases of non current financial assets		–	(2)	(7)
Purchases of current financial assets[b]		(6,030)	(4,938)	(8,007)

Net cash outflow from investing activities		(2,087)	(2,689)	(2,059)

Cash flows from financing activities
Equity dividends paid		(925)	(4,545)	(2,330)
Dividends paid to minority interests		(1)	–	(3)
Interest paid		(956)	(842)	(797)
Repayments of borrowings		(863)	(913)	(809)
Repayment of finance lease liabilities		(16)	(284)	(276)
New bank loans raised		795	3,939	11
Intragroup funding[d]		(1,372)	913	279
Net proceeds on (purchase of) issue of commercial paper		606	(681)	309
Repurchase of ordinary shares by subsidiary		–	–	(2)

Net cash used in financing activities		(2,732)	(2,413)	(3,618)

Effect of exchange rate changes in cash and cash equivalents		54	25	(35)

Net (decrease) increase in cash and cash equivalents		(55)	417	(495)
Cash and cash equivalents at the start of the year		1,157	740	1,235

Cash and cash equivalents at the end of the year	8	1,102	1,157	740

a The reconciliation from the profit before taxation of £826m for 2009 to the cash generated from operations of £4,938m includes BT Global Services contract and financial review charges of £1,639m (2008 and 2007: £nil), which are non-cash charges. For further detail see note 3.
b Primarily consists of investment in and redemption of amounts held in liquidity funds.
c This was offset by non-cash transactions in relation to the settlement of interest and the funding of amounts the parent company owed to the ultimate parent company. For further detail see note 24.
d This was offset by non-cash transactions in relation to the settlement of amounts the ultimate parent company was owed by the parent company. For further detail see note 24.

40 British Telecommunications plc Annual Report and Form 20-F 2009	Group cash flow statement

GROUP BALANCE SHEET
As at 31 March

		2009	2008
	Notes	£m	£m

Non current assets
Intangible assets	9	3,796	3,318
Property, plant and equipment	10	15,405	15,307
Derivative financial instruments	15	2,456	310
Investments	11	18,288	18,010
Retirement benefit asset	27	–	2,887
Associates and joint ventures	12	132	85
Trade and other receivables	13	322	854
Deferred tax assets	18	1,103	–

		41,502	40,771

Current assets
Inventories		121	122
Trade and other receivables	13	4,195	4,677
Derivative financial instruments	15	244	77
Investments	11	567	1,086
Cash and cash equivalents	8	1,287	1,418

		6,414	7,380

Current liabilities
Loans and other borrowings	14	1,564	2,824
Derivative financial instruments	15	340	267
Trade and other payables	16	7,270	7,722
Current tax liabilities		250	589
Provisions	17	254	81

		9,678	11,483

Total assets less current liabilities		38,238	36,668

Non current liabilities
Loans and other borrowings	14	12,704	9,818
Derivative financial instruments	15	427	805
Retirement benefit obligations	27	3,973	108
Other payables	16	794	707
Deferred tax liabilities	18	1,705	2,513
Provisions	17	466	265

		20,069	14,216

Equity
Ordinary shares	21	2,172	2,172
Share premium	21	8,000	8,000
Other reserves	22	2,074	1,072
Retained earnings	23	5,896	11,186

Total parent shareholders’ equity		18,142	22,430
Minority interests	19	27	22

Total equity	20	18,169	22,452

		38,238	36,668

The consolidated financial statements on pages 30 to 80 and 98 were approved by the Board of Directors on 14 May 2009 and were signed on its behalf by

Tony Chanmugam
Director

Group balance sheet	British Telecommunications plc Annual Report and Form 20-F 2009 41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31 March 2009

1. Segmental analysis
Primary reporting format – business segments
The group’s principal activities include: the provision of networked IT services; local, national and international telecommunications services; broadband and internet products and services; and converged fixed/mobile products and services.
     The group is organised into four customer-facing lines of business, BT Global Services, BT Retail, BT Wholesale and Openreach, which are supported by two internal functional units, BT Design and BT Operate.
     The activities of each of the customer-facing lines of business are as follows:
BT Global Services serves major corporate, carrier and government organisations across the world, providing high-performance managed networked IT services, application management, professional services and outsourcing solutions.
BT Retail serves consumer customers and small and medium-sized enterprises (SMEs) in the UK, providing a range of innovative communications products and services. BT Retail also includes BT Ireland, which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland, and Enterprises, which comprises a number of individual businesses such as BT Conferencing, BT Directories and BT Payphones.
BT Wholesale provides services to UK communications providers through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect to bespoke, fully managed network outsourcing and value-added solutions.
Openreach is responsible for the crucial ‘first mile’ connecting communications providers’ customers to their local telephone exchange, giving them equal, open and economic access to the UK network. Openreach products are sold on an equivalent basis to BT lines of business and other communications providers at the same arm’s length prices, with the BT lines of business being treated no differently than any other customer with regard to terms and conditions or access to systems and data.
BT Design and BT Operate are internal functional units which support the four customer-facing lines of business. BT Design is responsible for the design and build of the platforms, systems and processes which support the provision of the group’s products and services, and BT Operate is responsible for their operation. The group’s reportable segments are the four customer-facing lines of business; neither BT Design nor BT Operate are reportable segments. Neither BT Design nor BT Operate generate any revenue and both operate on a cost recovery basis. The costs incurred by BT Design and BT Operate are allocated to the customer-facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer-facing lines of the business are allocated to the lines of business based on their respective utilisation. The assets managed by BT Operate and their capital expenditure in the year are also allocated to the lines of business in a manner consistent with their depreciation and amortisation. Accordingly, the segmental results do not necessarily reflect the operating results of the lines of business as if they were independent business operations.
     Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business.
     In addition to the four customer-facing lines of business, the remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. In the prior year the results of ‘Other’ included any over or under recovery of costs by BT Design and BT Operate. In the current year, all costs from BT Design and BT Operate have been fully allocated to the customer-facing lines of business in line with the services they provide. This amounts to £32m of operating costs and £129m of depreciation and amortisation in the year to 31 March 2009. In 2008, there was no such allocation as we were transforming the business and developing the trading model.
Revenue by line of business

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m	£m

External revenue	8,751	8,112	3,430	978	42	–	21,313
Internal revenue	–	359	1,228	4,253	–	(5,840)	–

Total revenue	8,751	8,471	4,658	5,231	42	(5,840)	21,313

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m	£m

External revenue	7,889	8,194	3,707	886	28	–	20,704
Internal revenue	–	283	1,252	4,380	–	(5,915)	–

Total revenue	7,889	8,477	4,959	5,266	28	(5,915)	20,704

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Intra-group	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m	£m

External revenue	7,312	8,100	4,109	685	17	–	20,223
Internal revenue	–	246	1,277	4,538	–	(6,061)	–

Total revenue	7,312	8,346	5,386	5,223	17	(6,061)	20,223

42 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

1. Segmental analysis continued
Operating results by line of business

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Operating profit before specific items	(2,110)	1,209	580	1,218	(80)	817
Specific items[a]					(408)	(408)

Segment result[b]	(2,110)	1,209	580	1,218	(488)	409
Share of post tax profit of associates and joint ventures						75
Profit on disposal of joint venture						–
Net finance income						342

Profit before taxation						826
Taxation						(219)

Profit for the year						607

Depreciation	537	340	645	707	20	2,249
Amortisation	239	85	41	71	205	641

a The 2009 specific items include BT Global Services restructuring charges of £280m (2008 and 2007: £nil), of which £4m was paid in cash in 2009, and 21CN asset impairment and related charges of £50m (2008 and 2007: £nil), which are non-cash charges.
b The 2009 BT Global Services segment result of £(2,110)m includes contract and financial review charges of £1,639m (2008 and 2007: £nil), which are non-cash charges. For further detail, see note 3.

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2008	£m	£m	£m	£m	£m	£m

Operating profit before specific items	117	1,050	502	1,222	12	2,903
Specific items					(539)	(539)

Segment result	117	1,050	502	1,222	(527)	2,364
Share of post tax profit of associates and joint ventures						(11)
Profit on disposal of associate						9
Net finance income						720

Profit before taxation						3,082
Taxation						(578)

Profit for the year						2,504

Depreciation	548	377	839	664	(18)	2,410
Amortisation	196	68	54	25	136	479

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2007	£m	£m	£m	£m	£m	£m

Operating profit before specific items	70	912	592	1,220	(74)	2,720
Specific items					(172)	(172)

Segment result	70	912	592	1,220	(246)	2,548
Share of post tax profit of associates and joint ventures						15
Profit on disposal of associate						22
Net finance income						886

Profit before taxation						3,471
Taxation						72

Profit for the year						3,543

Depreciation	484	402	864	663	123	2,536
Amortisation	181	43	44	44	72	384

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 43

1. Segmental analysis continued
Assets and liabilities by line of business

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
31 March 2009	£m	£m	£m	£m	£m	£m

Assets
Segment assets	7,508	2,850	3,038	9,285	1,158	23,839
Associates and joint ventures					132	132
Unallocated assets					23,945	23,945

Consolidated total assets	7,508	2,850	3,038	9,285	25,235	47,916

Liabilities
Segment liabilities	3,927	2,068	1,275	594	666	8,530
Unallocated liabilities					21,217	21,217

Consolidated total liabilities	3,927	2,068	1,275	594	21,883	29,747

Capital expenditure
Property, plant and equipment	478	270	537	823	141	2,249
Intangible assets	339	51	70	143	236	839

	817	321	607	966	377	3,088
Consideration for acquisitions	77	98	–	–	75	250

Total capital additions	894	419	607	966	452	3,338

	BT Global Services	BT Retail	BT Wholesale	Openreach	Other	Total
31 March 2008	£m	£m	£m	£m	£m	£m

Assets
Segment assets	8,131	2,999	3,870	9,150	128	24,278
Associates and joint ventures					85	85
Unallocated assets					23,788	23,788

Consolidated total assets	8,131	2,999	3,870	9,150	24,001	48,151

Liabilities
Segment liabilities	3,773	2,365	1,008	850	698	8,694
Unallocated liabilities					17,005	17,005

Consolidated total liabilities	3,773	2,365	1,008	850	17,703	25,699

Capital expenditure
Property, plant and equipment	474	281	560	972	226	2,513
Intangible assets	310	80	103	101	232	826

	784	361	663	1,073	458	3,339
Consideration for acquisitions	360	71	–	–	–	431

Total capital additions	1,144	432	663	1,073	458	3,770

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories and trade receivables. Unallocated assets include cash and cash equivalents, deferred and current taxation, investments, derivatives, associates and joint ventures, and retirement benefit assets. Segment liabilities comprise trade and other payables, and provisions. Unallocated liabilities include current and deferred taxation, retirement benefit obligations, finance lease liabilities, corporate borrowings and related derivatives.
     In 2009, amounts due from the ultimate parent company, BT Group plc and the parent company, BT Group Investments Limited, have been reclassified from current asset trade and other receivables to non current asset investments. For further information see page 30. As a result of the above reclassification, comparative information at 31 March 2008 has been restated, reducing Segment assets ‘Other’ and increasing Unallocated assets ‘Other’ by £18,604m.
Secondary reporting format – geographical information

	2009	2008	2007
Revenue by geographic area	£m	£m	£m

UK	16,736	17,186	17,241
Europe, Middle East and Africa, excluding the UK	3,170	2,510	2,174
Americas	1,119	847	711
Asia Pacific	288	161	97

Total	21,313	20,704	20,223

44 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

1. Segmental analysis continued
The analysis of revenue by geographical area is on the basis of the country of origin of the customer invoice. In an analysis of revenue by destination, incoming and transit international calls would be treated differently, but would not lead to a materially different geographical analysis.

	Total assets		Capital expenditure		Consideration for acquisitions
Total assets, capital expenditure and consideration for	2009	2008	2009	2008	2009	2008
acquisitions by geographic area	£m	£m	£m	£m	£m	£m

UK	18,014	18,626	2,772	3,023	40	71
Europe, Middle East and Africa, excluding the UK	4,346	4,231	170	189	81	88
Americas	1,364	1,286	113	103	129	130
Asia Pacific	247	220	33	24	–	142
Unallocated assets	23,945	23,788	–	–	–	–

Total assets	47,916	48,151	3,088	3,339	250	431

Total assets and capital expenditure are allocated to geographical areas based on the location of the asset.
2. Other operating income

	2009	2008	2007
	£m	£m	£m

Profits on disposal of property, plant and equipment	52	50	20
Income from repayment works	72	74	68
Other operating income	226	235	148

Other operating income before specific items	350	359	236
Specific items (note 4)	(13)	(10)	(3)

Other operating income	337	349	233

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 45

3. Operating costs

	2009	2008	2007
	£m	£m	£m

Costs by nature
Staff costs:
Wages and salaries	4,455	4,234	4,091
Social security costs	422	417	388
Pension costs	543	626	643
Share based payments	31	73	93

Total staff costs	5,451	5,350	5,215
Own work capitalised	(673)	(724)	(718)

Net staff costs	4,778	4,626	4,497
Depreciation of property, plant and equipment:
Owned assets	2,200	2,324	2,420
Held under finance leases	49	86	116
Amortisation of intangible assets	641	479	384
Payments to telecommunications operators	4,266	4,237	4,162
Other operating costs[a]	8,912	6,408	6,160

Total operating costs before specific items	20,846	18,160	17,739
Specific items (note 4)	395	529	169

Total operating costs	21,241	18,689	17,908

Operating costs before specific items include the following:
Contract and financial review charges	1,598	–	–
Leaver costs[b]	202	127	147
Research and development[c]	1,021	857	692
Rental costs relating to operating leases	426	423	389
Foreign currency losses	30	4	5

a Other operating costs also include a net credit of £8m (2008 and 2007: £nil) relating to fair value movements on derivatives recycled from the cash flow reserve.
b Leaver costs exclude manager leaver costs associated with the group’s transformation and reorganisation activities during 2009 and 2008. Manager leaver costs associated with the transformation activities have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.
c Research and development expenditure includes amortisation of £431m (2008: £325m, 2007: £314m) in respect of internally developed computer software.
In 2009, the group recognised contract and financial review charges of £1,639m, of which £1,598m was recorded within other operating costs and £41m was recorded as a reduction to revenue. As described on page 3, the financial review covered the financial performance of BT Global Services and its balance sheet position. The contract reviews covered the largest and most complex contracts. These charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in the underlying assumptions and estimates, particularly in the light of the current economic outlook and events occurring during the year.
     The total charge of £1,639m was allocated against the following assets and liabilities: intangible assets £241m; non current trade and other receivables £913m; prepayments £52m; accrued income £41m; provisions £256m; £136m was allocated against a number of other balance sheet categories and the individual amounts are insignificant.

46 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

4. Specific items
The group separately identifies and discloses significant one off or unusual items (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and we believe it assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided on page 30.

	2009	2008	2007
	£m	£m	£m

Other operating income
Net loss on sale of group undertakings[a]	13	10	5
Profit on sale of non current asset investments[b]	–	–	(2)

	13	10	3

Operating costs
BT Global services restructuring charges:
– Networks and products rationalisation[c]	183	–	–
– People and property[c]	51	–	–
– Intangible asset impairments[c]	46	–	–

	280	–	–
Group restructuring charges – group transformation and reorganisation activities[d]	65	402	–
Property rationalisation costs[e]	–	–	64
Creation of Openreach and delivery of the Undertakings[f]	–	53	30
Write off of circuit inventory and other working capital balances[g]	–	74	65
21CN asset impairment and related charges[h]	50	–	–
Costs associated with settlement of open tax years[i]	–	–	10

	395	529	169

Finance income
Interest on settlement of open tax years[i]	–	–	(139)

Share of results of associates and joint ventures
Reassessment of carrying value of associate[j]	(36)	–	–
Profit on disposal of associates and joint ventures[k]	–	(9)	(22)

	(36)	(9)	(22)

Net specific items charge before tax	372	530	11
Tax credit in respect of settlement of open tax years[i]	–	(40)	(938)
Tax credit on re-measurement of deferred tax[l]	–	(154)	–
Tax credit on specific items above	(43)	(149)	(41)

Net specific items charge (credit) after tax	329	187	(968)

a In 2009, a £13m (2008: £10m, 2007 £5m) loss on disposal arose from exiting a business. The £10m and £5m losses in 2008 and 2007, respectively, relate principally to the disposal of the group’s satellite broadcast business.
b In 2007, the group disposed of some non-core investments, resulting in a profit of £2m (2009 and 2008: £nil).
c In 2009, as a result of the BT Global Services operational review, the group recorded restructuring charges of £280m (2008 and 2007: £nil). The main components of the specific item are set out below.
•	Networks and products rationalisation – as a result of the decision to rationalise the legacy networks, including the associated systems and processes, a charge of £183m (2008 and 2007: £nil) has been recognised, representing the difference between the recoverable amount and the carrying value of the assets impacted by the rationalisation.

•	People and property – a charge of £51m (2008 and 2007: £nil) has been recognised, relating to the costs associated with the restructuring and rationalisation of people and property. The main components of the restructuring charge are leaver costs and property exit costs.

•	Intangible asset impairments – a charge of £46m (2008 and 2007: £nil) has been recognised, reflecting the costs associated with rationalising the services that are offered to customers and the brands under which customers are served. The charge includes the write down of brands and other acquired intangible assets that no longer have an economic value to the business.
d In 2009 and 2008, respectively, the group incurred costs of £65m and £402m (2007: £nil) in respect of the group’s transformation and reorganisation activities. The costs mainly comprised leaver costs, property exit and transformation programme costs.
e In 2007, the group incurred property rationalisation costs of £64m (2009 and 2008: £nil).
f In 2008 and 2007, respectively, charges of £53m and £30m (2009: £nil) were recognised in relation to further estimated costs required to create Openreach and deliver the Undertakings agreed with Ofcom, particularly with regard to the introduction of equivalence of input systems.
g In 2008 and 2007, respectively, the group recorded charges of £74m and £65m (2009: £nil), recognised as a result of the completion of a review of circuit inventory and other working capital balances.
h In 2009, a £50m (2008 and 2007: £nil) charge was recognised, comprising £31m of asset impairments and £19m of associated costs, following the group’s review of its 21CN programme and associated voice strategy in the light of the move to a customer-led roll out strategy and focus on next generation voice service developments of fibre based products.
i In 2008, the group agreed an outstanding tax matter relating to a business disposed of in 2001, the impact of which was a tax credit of £40m, and this closed all open items in relation to the settlement reached in 2007. In 2007, the group agreed the settlement of substantially all open UK tax matters relating to ten tax years up to and including 2004/05 with HM Revenue and Customs (HMRC). In 2007, the total impact of the settlement was a net credit of £1,067m comprising a tax credit of £938m representing those elements of the tax charges previously recognised which were in excess of the final agreed liability, interest income of £139m and operating costs of £10m representing the costs associated with reaching this agreement.
j In 2009, a £36m credit (2008 and 2007: £nil) was recognised in respect of a reassessment of the value of the group’s share of the net assets of an associated undertaking.
k In 2008 and 2007, respectively, profit on the sale of associates of £9m and £22m (2009: £nil) were recognised. In 2008, the £9m profit arose from the receipt of contingent consideration from the disposal of the group’s interest in e-peopleserve. In 2007, the £22m profit arose from the disposal of 6% of the group’s equity interest in the associate Tech Mahindra Limited.
l In 2008, a tax credit of £154m was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 30% to 28%, effective in 2009.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 47

5. Finance expense and finance income

	2009	2008	2007
	£m	£m	£m

Finance expense
Interest on listed bonds, debentures and notes[a,b]	777	629	623
Interest on finance leases[a]	25	31	44
Interest on immediate and ultimate parent company borrowings[a]	40	63	14
Interest on other borrowings[a]	130	157	58
Unwinding of discount on provisions[a]	3	3	3
Fair value loss on derivatives not in a designated hedge relationship[e]	29	41	4
Net loss on disposal of available-for-sale financial assets[f]	3	25	–
Interest on pension scheme liabilities	2,308	2,028	1,872

Total finance expense[c,d]	3,315	2,977	2,618

a Calculated using the effective interest method unless otherwise stated below.
b Includes a net charge of £25m (2008: £77m, 2007: £67m) relating to fair value movements on derivatives recycled from the cash flow reserve.
c Includes a net charge of £39m (2008: net credit of £6m, 2007: net credit of £70m) relating to fair value movements arising on hedged items and a net credit of £39m (2008: net charge of £6m, 2007: net charge of £70m) relating to fair value movements arising on derivatives designated as fair value hedges.
d Includes a net charge of £2,161m (2008: net charge of £373m, 2007: net credit of £420m) relating to foreign exchange movements on loans and borrowings and a net credit of £2,161m (2008: net credit of £373m, 2007: net charge of £420m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating this foreign exchange are in designated hedge relationships.
e Includes a loss of £nil (2008: £2m, 2007: £nil) recycled from the cash flow reserve arising on de-designation of derivatives from a hedge relationship.
f Includes a charge of £3m (2008: credit £6m, 2007: £nil) recycled from the available-for-sale reserve.

	2009	2008	2007
	£m	£m	£m

Finance income
Income from listed investments
Net gain on held for trading investments	–	–	6
Interest on available-for-sale investments	–	–	1

Other interest and similar income
Interest on held for trading investments	–	–	39
Interest on available-for-sale investments	14	25	16
Interest on loans and receivables	17	40	17
Interest income on loans to parent company	1,005	1,184	994
Other interest and similar income[a]	–	–	139
Expected return on pension scheme assets	2,621	2,448	2,292

Total finance income[b]	3,657	3,697	3,504

Net finance income	342	720	886

a 2007 includes £139m relating to interest on settlement of open tax matters disclosed as a specific item (see note 4).
b Includes a net charge of £nil (2008: £nil, 2007: £123m) relating to foreign exchange movements on investments and a net credit of £nil (2008: £nil, 2007: £123m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating this foreign exchange are in designated hedge relationships.
6. Taxation

	2009	2008	2007
	£m	£m	£m

Analysis of taxation expense (credit) for the year
United Kingdom
Corporation tax at 28% (2008 and 2007: 30%)	272	554	552
Adjustments in respect of prior periods	(50)	18	(1,096)
Non UK taxation
Current	48	42	25
Adjustments in respect of prior periods	(10)	(88)	38

Total current tax expense (credit)	260	526	(481)

Deferred tax
Origination and reversal of temporary differences	(77)	78	367
Adjustments in respect of prior periods	36	(26)	42

Total deferred tax (credit) expense	(41)	52	409

Total taxation expense (credit) in the income statement	219	578	(72)

48 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

6. Taxation continued
Factors affecting taxation expense (credit)
The taxation expense (credit) on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2009		2008		2007
	£m	%	£m	%	£m	%

Profit before taxation	826		3,082		3,471

Notional taxation expense at UK rate of 28% (2008 and 2007: 30%)	231	28.0	925	30.0	1,041	30.0
Effects of:
Non deductible depreciation and amortisation	27	3.2	23	0.7	4	0.1
Non (taxable) deductible non UK (profits) losses	(24)	(2.9)	(7)	(0.2)	9	0.3
(Lower) higher taxes on non UK profits	(9)	(1.1)	7	0.2	11	0.3
Lower taxes on gain on disposal of
non-current investments and group undertakings	4	0.5	–	–	(2)	(0.1)
Other deferred tax assets not recognised	5	0.6	(13)	(0.4)	–	–
Associates and joint ventures	(21)	(2.5)	(2)	(0.1)	(5)	(0.1)
Adjustments in respect of prior periods	(24)	(2.9)	(56)	(1.8)	(78)	(2.3)
Tax credit in respect of settlement of open tax years	–	–	(40)	(1.3)	(938)	(27.0)
Re-measurement of deferred tax balances at 28%	–	–	(154)	(5.0)	–	–
Other	30	3.6	(105)	(3.3)	(114)	(3.3)

Total taxation expense (credit) and effective tax rate	219	26.5	578	18.8	(72)	(2.1)

Specific items	43		343		979

Total taxation expense before specific items and effective tax rate on profit before specific items	262	21.9	921	25.5	907	26.1

	2009	2008	2007
	£m	£m	£m

Tax on items taken directly to equity
Current tax credit on exchange differences	–	(1)	–
Deferred tax credit on exchange differences	(87)	–	–
Deferred tax expense relating to losses on cash flow hedges	164	29	62
Deferred tax (credit) expense on actuarial (loss) gain relating to retirement benefit obligations	(1,959)	804	424

Total taxation on items taken to statement of recognised income and expense	(1,882)	832	486
Current tax credit relating to share based payments	–	(17)	(12)
Deferred tax expense (credit) relating to share based payments	12	62	(70)

Total taxation on items taken directly to equity[a]	(1,870)	877	404

a 2008 includes a £50m expense arising from the re-measurement of deferred tax balances at 28%.
7. Dividends

	2009	2008	2007
	£m	£m	£m

Dividends paid in the year
First interim dividend	200	300	375
Second interim dividend	725	2,000	1,233
Third interim dividend	–	425	722
Fourth interim dividend	–	1,820	–

	925	4,545	2,330

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 49

8. Cash and cash equivalents

	2009	2008
	£m	£m

Cash at bank and in hand	549	715

Cash equivalents
Available-for-sale
Listed	7	8

Loans and receivables
UK deposits	711	671
European deposits	5	24
US deposits	15	–

Total cash equivalents	738	703

Total cash and cash equivalents	1,287	1,418
Bank overdrafts	(185)	(261)

Cash and cash equivalents per the cash flow statement	1,102	1,157

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set off of the relevant cash and overdraft balances on bank accounts included within each scheme. Included within overdrafts as at 31 March 2009 were balances of £160m (2008: £256m) which had a legally enforceable right of set off against cash balances of £83m (2008: £101m). These balances have not been netted above as settlement is not intended to take place simultaneously or on a net basis.
     The credit rating of counterparties with which cash equivalents were held is detailed in the table below.

	2009	2008
	£m	£m

Moody’s/S&P credit rating[a]
Aaa/AAA	90	40
Aa1/AA+	–	30
Aa2/AA	124	447
Aa3/AA–	271	181
A1/A+	251	3
A2/A	2	2

	738	703

a Cash equivalent balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
Cash and cash equivalents are primarily fixed rate financial assets held for periods ranging from one day to three months.

50 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

9. Intangible assets

			Brands, customer
		Telecommunication	relationships	Computer [a]
	Goodwill	licences and other	and technology	software	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2007	819	185	118	2,487	3,609
Additions	–	–	–	826	826
Acquisitions through business combinations	297	6	54	2	359
Disposals and adjustments	(62)	36	62	(181)	(145)
Exchange differences	11	39	–	43	93

At 1 April 2008	1,065	266	234	3,177	4,742
Additions	–	–	–	839	839
Acquisitions through business combinations	162	–	60	1	223
Disposals and adjustments	1	(3)	20	(237)	(219)
Impairments[b]	–	–	(26)	(309)	(335)
Exchange differences	269	44	88	82	483

At 31 March 2009	1,497	307	376	3,553	5,733

Amortisation
At 1 April 2007		59	24	942	1,025
Charge for the year		12	43	424	479
Acquisitions through business combinations		2	–	2	4
Disposals and adjustments		31	–	(164)	(133)
Exchange differences		17	–	32	49

At 1 April 2008		121	67	1,236	1,424
Charge for the year		14	62	565	641
Acquisitions through business combinations		–	–	1	1
Disposals and adjustments		(1)	–	(234)	(235)
Exchange differences		22	24	60	106

At 31 March 2009		156	153	1,628	1,937

Carrying amount
At 31 March 2009	1,497	151	223	1,925	3,796

At 31 March 2008	1,065	145	167	1,941	3,318

a Computer software includes additions in 2009 of £529m (2008: £720m) in respect of internally developed computer software.
b Impairment charges of £335m were recognised in 2009, comprising BT Global Services restructuring charges of £81m, Global Services contract and financial review charges of £241m (see note 3) and £13m in relation to the review of the 21CN programme and associated voice strategy. All impairment losses were recognised in the income statement. The recoverable amount of the impaired assets is equal to their value in use.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 51

9. Intangible assets continued
Impairments test of goodwill
The group performs an annual goodwill impairment test, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and the following business units within BT Retail: Consumer, BT Business, BT Ireland and Enterprises. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global	BT Retail
	Services	Consumer	BT Business	BT Ireland	Enterprises	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2007	691	57	–	16	55	819
Acquisitions through business combinations	250	13	34	–	–	297
Disposals and adjustments	(39)	(23)	–	–	–	(62)
Exchange differences	11	–	–	–	–	11

At 1 April 2008	913	47	34	16	55	1,065
Acquisitions through business combinations	74	10	10	–	68	162
Disposals and adjustments	1	–	–	–	–	1
Exchange differences	252	–	–	–	17	269

At 31 March 2009	1,240	57	44	16	140	1,497

The key assumptions used in performing the impairment test, by CGU, are shown below:

		BT Retail
	BT Global Services	Consumer	BT Business	BT Ireland	Enterprises

Method of determining recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Discount rate	11.1%	11.1%	11.1%	11.1%	11.1%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

Recoverable amount
The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the board covering a three year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA and operating cash flows, based on past experience and future expectations, for performance of the businesses. The forecast operating cash flows for BT Global Services include the benefits expected to arise from the revised operating model and the cash flows associated with the restructuring charges. Cash flows beyond the five year period have been extrapolated using perpetuity growth rates.
Discount rate
The discount rates applied to the cash flow forecasts are derived from the group’s pre-tax weighted average cost of capital, adjusted for the different risk profiles of the individual CGUs. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.
Growth rates
The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of the sector in which the CGU operates. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors. The growth rates used in 2009 are higher than those used in previous years and are more closely aligned to management’s assessment for each CGU’s long-term growth.
Sensitivities
For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.
     For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £850m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value:
•	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of 0.0% or less;
•	an increase in the discount rate from the 11.1% assumption applied to a revised assumption of 12.9% or more;
•	a reduction in the projected operating cash flows across five years by 18% or more. A reduction in forecast operating cashflows could arise from the lower than anticipated realisation of cost savings from the revised operating model, particularly in the next two financial years.

52 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

10. Property, plant and equipment

				Assets in
		Network infrastructure		course of
	Land and buildings [a,b]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2007	1,115	36,849	2,220	1,013	41,197
Additions	18	250	225	2,031	2,524
Acquisition through business combinations	12	237	35	–	284
Transfers	39	1,794	2	(1,835)	–
Disposals and adjustments	(5)	(409)	(371)	9	(776)
Exchange differences	30	396	83	22	531

At 1 April 2008	1,209	39,117	2,194	1,240	43,760

Additions	8	238	187	1,813	2,246
Acquisition through business combinations	1	3	6	–	10
Transfers	16	2,045	19	(2,080)	–
Disposals and adjustments	3	(373)	(169)	(71)	(610)
Impairments[d]	–	(121)	(8)	(18)	(147)
Exchange differences	58	652	149	26	885

At 31 March 2009	1,295	41,561	2,378	910	46,144

Accumulated depreciation
At 1 April 2007	426	24,233	1,577	–	26,236
Charge for the year	55	2,127	228	–	2,410
Acquisition through business combinations	5	167	26	–	198
Disposals and adjustments	(4)	(404)	(327)	–	(735)
Exchange differences	18	281	70	–	369

At 1 April 2008	500	26,404	1,574	–	28,478

Charge for the year	56	1,928	265	–	2,249
Acquisition through business combinations	1	3	4	–	8
Disposals and adjustments	4	(395)	(209)	–	(600)
Exchange differences	30	476	126	–	632

At 31 March 2009	591	28,416	1,760	–	30,767

Carrying amount
At 31 March 2009	704	13,145	618	910	15,377
Engineering stores	–	–	–	28	28

Total at 31 March 2009	704	13,145	618	938	15,405

At 31 March 2008	709	12,713	620	1,240	15,282
Engineering stores	–	–	–	25	25

Total at 31 March 2008	709	12,713	620	1,265	15,307

				2009	2008
				£m	£m

[a] The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold				451	412
Long leases (over 50 years unexpired)				30	21
Short leases				223	276

Total land and buildings				704	709

b The carrying amount of the group’s property, plant and equipment includes an amount of £216m (2008: £275m) in respect of assets held under finance leases, comprising land and buildings of £76m (2008: £80m) and network infrastructure and equipment of £140m (2008: £195m). The depreciation charge on those assets for 2009 was £49m (2008: £86m), comprising land and buildings of £3m (2008: £3m) and network infrastructure and equipment of £46m (2008: £83m).
c Other mainly comprises motor vehicles and computers.
d Impairment charges of £147m were recognised in 2009, comprising BT Global Services restructuring charges of £129m and £18m in relation to the review of the 21CN programme and associated voice strategy. All impairment losses were recognised in the income statement. The recoverable amount of the impaired assets is equal to their value in use.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 53

10. Property, plant and equipment continued

	2009	2008
	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	23	33
Network infrastructure and equipment
Transmission equipment	1,067	1,117
Exchange equipment	44	83
Other network equipment	899	1,060
Other
Computers and office equipment	140	181
Motor vehicles and other	73	50

Total additions to property, plant and equipment	2,246	2,524
Increase (decrease) in engineering stores	3	(11)

Total additions	2,249	2,513

11. Investments

	2009	2008
	£m	£m

Non current assets
Available-for-sale	30	36
Amounts owed by ultimate parent company	–	8
Amounts owed by parent company	18,226	17,950
Loans and receivables	32	16

	18,288	18,010

Current assets
Available-for-sale	153	439
Amounts owed by parent company	404	646
Loans and receivables	10	1

	567	1,086

The credit rating of counterparties with which current asset investments were held (excluding amounts owed by parent company) is detailed in the table below.

	2009	2008
	£m	£m

Moody’s/S&P credit rating[a]
Aaa/AAA	153	440
A1/A+	10	–

Total current asset investments (excluding amounts owed by parent company)	163	440

[a] Current asset investment balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
The majority of current asset investments are held for periods ranging from one day to one year.
Available-for-sale
Available-for-sale current assets consist of floating rate liquidity fund deposits denominated in Sterling of £97m (2008: £335m), in Euros of £43m (2008: £81m) and in US dollars of £13m (2008: £23m), which are immediately accessible to the group to manage liquidity. Non current available-for-sale assets include an investment in the shares of the ultimate parent company, BT Group plc, of £7m (2008: £22m). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
Amounts owed by parent and ultimate parent company
Amounts owed by parent and ultimate parent company mainly consist of Sterling denominated loans which earn a floating rate of interest based upon LIBOR. Further details of these amounts are disclosed in note 24.
Loans and receivables
Loans and receivables mainly consist of fixed term loans denominated in Sterling with a fixed coupon.

54 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

12. Associates and joint ventures

	2009			2008
		Joint			Joint
	Associates	ventures	Total	Associates	ventures	Total
	£m	£m	£m	£m	£m	£m

Non current assets	41	7	48	28	5	33
Current assets	168	4	172	129	4	133
Current liabilities	(86)	(2)	(88)	(78)	(3)	(81)

Share of net assets	123	9	132	79	6	85

Revenue	308	15	323	172	17	189
Expenses	(262)	(15)	(277)	(173)	(23)	(196)
Taxation	(7)	–	(7)	(4)	–	(4)

Share of post tax results before specific items	39	–	39	(5)	(6)	(11)

Specific items-reassessments of carrying value of associate (note 4)	36	–	36	–	–	–

Share of post tax results	75	–	75	(5)	(6)	(11)

				Associates	Joint ventures	Total
				£m	£m	£m

At 1 April 2007				61	6	67
Share of post tax loss				(5)	(6)	(11)
Dividends received				(1)	(1)	(2)
Acquisitions				12	–	12
Disposals				(1)	(1)	(2)
Exchange differences and other				13	8	21

At 1 April 2008				79	6	85
Share of post tax profit				75	–	75
Dividends received				(6)	–	(6)
Exchange differences and other				(25)	3	(22)

At 31 March 2009				123	9	132

At 31 March 2009, the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £153m (2008: £378m). Details of the group’s principal associate at 31 March 2009 are set out on page 98.

13. Trade and other receivables

					2009	2008
Trade and other receivables					£m	£m

Current
Trade receivables					1,966	1,828
Amounts owed by parent company					10	258
Prepayments					825	980
Accrued income					1,135	1,334
Other receivables					259	277

					4,195	4,677

					2009	2008
					£m	£m

Non current
Other assets[a,b]					322	854

a Other assets mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.
b The decrease in Other assets in 2009, reflects the impact of the BT Global Services contract and financial review charges (see note 3).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 55

13. Trade and other receivables continued
Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2009	2008
	£m	£m

At 1 April	209	280
Amounts charged to the income statement	151	114
Utilised in the year	(139)	(211)
Acquisitions	4	7
Exchange differences	21	19

At 31 March	246	209

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.
Trade receivables are due as follows:

			Past due and not specifically impaired:
		Trade
		receivables
		specifically
		impaired net of	Between 0 and	Between 3 and	Between 6 and
	Not past due	provision	3 months	6 months	12 months	Over 12 months	Total
	£m	£m	£m	£m	£m	£m	£m

2009	1,263	1	474	90	65	73	1,966
2008	1,065	3	571	63	73	53	1,828

Gross trade receivables which have been specifically impaired amounted to £30m (2008: £68m).
     Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each segment is provided in note 1.

	2009	2008
Trade receivables not past due	£m	£m

BT Global Services	878	768
BT Retail	308	224
BT Wholesale	64	68
Openreach	3	–
Other	10	5

Total trade receivables not past due	1,263	1,065

	2009	2008
Accrued income	£m	£m

BT Global Services	635	791
BT Retail	274	309
BT Wholesale	195	176
Openreach	26	42
Other	5	16

Total accrued income	1,135	1,334

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £23m (2008: £29m).

56 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

14. Loans and other borrowings

	2009	2008
	£m	£m

Sterling 6.375% bonds June 2037[b]	521	521
US dollar 9.125% (2008: 9.125%) notes December 2030 (minimum 8.625%a)[b]	1,914	1,380
Sterling 5.75% bonds December 2028	608	608
Sterling 3.5% indexed linked notes April 2025	330	315
Sterling 8.625% bonds March 2020	298	298
US dollar 5.95% bonds January 2018[b]	777	563
Sterling 6.625% bonds June 2017[b]	524	524
Sterling 8.0% (2008: 8.0%) notes December 2016 (minimum 7.5%a)	713	712
Euro 6.5% bonds July 2015[b]	973	–
Euro 5.25% bonds June 2014[b]	723	622
Euro 5.25% bonds January 2013[b]	935	812
US dollar 5.15% bonds January 2013[b]	599	434
Euro 7.375% (2008: 7.375%) notes February 2011 (minimum 6.875%a)[b]	1,051	903
US dollar 8.625% (2008: 8.625%) notes December 2010 (minimum 8.125%a)[b]	2,074	1,496
US dollar 8.765% bonds August 2009[c]	149	110

Total listed bonds, debentures and notes	12,189	9,298

Finance leases	332	320

Commercial paper[b,d]	715	107
Sterling 6.35% bank loan due August 2012	312	312
Sterling 10.4% bank loan due September 2009	140	140
Sterling floating rate note 2008-2009 (average effective interest rate 4.2% (2008: 5.2%))	28	36
Sterling floating rate loan 2008-2009 (average effective interest rate in 2008: 6.7%)	–	402
Sterling floating rate loan 2008 (average effective interest rate in 2008: 6.3%)	–	351
Sterling floating rate loan 2008 (average effective interest rate in 2008: 6.4%)	–	100
Other loans 2008-2012	6	15
Bank overdrafts (of which £160m (2008: £256m) had a legally enforceable right of set off – see note 8)	185	261
Amounts due to ultimate parent company[e]	123	996
Amounts due to parent company[f]	238	304

Total other loans and borrowings	1,747	3,024

Total loans and other borrowings	14,268	12,642

a The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table. On 31 March 2009, both Moody’s and S&P downgraded BT’s credit rating by one ratings category to Baa2 and BBB, respectively. At the next coupon date in the 2010 financial year, the rate payable on these bonds will therefore increase by 0.5 percentage points.
b Hedged in a designated cash flow hedge.
c Hedged in a designated cash flow and fair value hedge.
d Commercial paper is denominated in Sterling of £209m (2008: £nil) and Euros of £506m (2008: £107m).
e Amounts due to ultimate parent company are denominated in Sterling and incur a floating rate of interest based on LIBOR.
f Amounts due to parent company include loans denominated in Euros of £202m (2008: £163m) and US dollars of £1m (2008: £124m) and incur floating rates of interest.
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.

	2009	2008	2009	2008
			Repayment of outstanding
	Minimum lease payments		lease obligations
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	32	35	14	19
In the second to fifth years inclusive	135	127	66	63
After five years	456	450	252	238

	623	612	332	320
Less: future finance charges	(291)	(292)	–	–

Total finance lease obligations	332	320	332	320

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 57

15. Derivative financial instruments

	2009		2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	–	446	1	207
Other interest rate swaps	107	316	25	239
Cross currency swaps – cash flow hedge	2,541	1	340	605
Cross currency swaps – fair value hedge	18	–	–	20
Forward foreign exchange contracts – cash flow hedge	27	1	20	1
Other forward foreign exchange contracts	7	2	1	–
Credit default swaps	–	1	–	–

	2,700	767	387	1,072

Analysed as:
Current	244	340	77	267
Non current	2,456	427	310	805

	2,700	767	387	1,072

The credit rating of counterparties with which derivative financial assets were held is detailed in the table below.

	2009	2008
	£m	£m

Moody’s/S&P credit ratings[a]
Aa1/AA+	–	2
Aa2/AA	200	330
Aa3/AA–	650	–
A1/A+	1,030	–
A2/A	719	55
A3/A–	101	–

	2,700	387

[a] Derivative financial instrument balances with counterparties have been classified at the lower of their Moody’s and S&P rating.
In the 2009 financial year, derivative financial assets were held with 19 counterparties (2008: 13 counterparties). After applying the legal right of set off under the group’s International Swaps and Derivative Association (ISDA) documentation, the group had a net exposure to derivative counterparties of £2,282m (2008: £152m). Of this, 85% (2008: 100%) was with six counterparties (2008: five). Details of hedges in which the derivative financial instruments are utilised are disclosed in note 32.
16. Trade and other payables

	2009	2008
	£m	£m

Current
Trade payables	4,364	4,402
Amounts owed to parent company	76	317
Amounts owed to ultimate parent company	4	–
Other taxation and social security	489	542
Other payables	505	670
Accrued expenses	460	577
Deferred income	1,372	1,214

	7,270	7,722

	2009	2008
	£m	£m

Non current
Other payables	718	636
Deferred income	76	71

	794	707

Non current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

58 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

17. Provisions

	Property		Other
	provisions	[a]	provisions	[b]	Total
	£m		£m		£m

At 1 April 2008	210		136		346
Charged to the income statement	8		433		441
Unwind of discount	3		–		3
Utilised in the year	(49)		(41)		(90)
Exchange differences	–		20		20

At 31 March 2009	172		548		720

Provisions have been analysed between current and non current as follows:

			2009		2008
			£m		£m

Analysed as:
Current			254		81
Non current			466		265

			720		346

a Property provisions mainly comprise onerous lease provisions on rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 23 years. Financial liabilities comprise £166m (2008: £127m) of this balance.
b Other provisions includes:
–	Amounts provided in relation to networks and products rationalisation and people and property restructuring and rationalisation, following the 2009 BT Global Services operational review. The cash outflows associated with this provision are expected to occur over the next two years, the majority of which will be in 2010.
–	Amounts provided in relation to the BT Global Services contract and financial review charges (see note 3), which will be utilised as the obligations are settled, the timing of which is currently uncertain.
–	Amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and deliver the undertakings, which will be utilised over two years.
–	Amounts provided for legal or constructive obligations arising from insurance claims and litigation, which will be utilised as the obligations are settled.
18. Deferred taxation

			Share
	Excess capital	Retirement benefit	based
	allowances	obligations	payments	Other	Total
	£m	£m	£m	£m	£m

As at 1 April 2007	2,096	(117)	(128)	(285)	1,566
Charge to the income statement (excluding impact of change in tax rate)	10	121	11	64	206
Charge to equity (excluding impact of change in tax rate)	–	768	57	20	845
Impact of change in tax rate to 28%	(137)	6	9	18	(104)

At 31 March 2008	1,969	778	(51)	(183)	2,513

Deferred tax asset	–	–	–	–	–
Deferred tax liability	1,969	778	(51)	(183)	2,513

At 31 March 2008	1,969	778	(51)	(183)	2,513

(Credit) charge to the income statement	(158)	78	32	7	(41)
(Credit) charge to equity	–	(1,959)	12	77	(1,870)

At 31 March 2009	1,811	(1,103)	(7)	(99)	602

Deferred tax asset	–	(1,103)	–	–	(1,103)
Deferred tax liability	1,811	–	(7)	(99)	1,705

At 31 March 2009	1,811	(1,103)	(7)	(99)	602

At 31 March 2009, all of the deferred tax asset of £1,103m (2008: £nil) is expected to be recovered after more than one year. At 31 March 2009, all of the deferred tax liability of £1,705m (2008: £2,513m) is expected to be settled after more than one year.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 59

18. Deferred taxation continued
At 31 March 2009, the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £24.3bn (2008: £23.3bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

		2009
		£m	Expiry of losses

Restricted losses:
Americas		271	2009-2029
Europe		1,875	2009-2024

Total restricted losses		2,146

Unrestricted losses:
Operating losses		3,410	no expiry
Capital losses		17,780	no expiry
Other		932	no expiry

Total unrestricted losses		22,122

Total		24,268

At the balance sheet date, the undistributed earnings of overseas subsidiaries was £10.1bn (2008: £10.6bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.

19. Minority interests

		2009	2008
		£m	£m

At 1 April		22	34
Share of profits		2	1
Disposals		(9)	(23)
Acquisitions through business combinations		4	7
Minority share of dividends paid		(1)	–
Exchange differences		9	3

At 31 March		27	22

20. Reconciliation of movements in equity

	2009	2008	2007
	£m	£m	£m

Total equity at 1 April	22,452	22,364	20,080

Profit for the year	605	2,503	3,541
Dividends	(925)	(4,545)	(2,330)
Share based payments	33	55	71
Exchange differences on translation	600	194	(156)
Actuarial (loss) gains	(7,037)	2,621	1,409
Net fair value movements on cash flow hedges	570	163	163
Net movements on available-for-sale assets	(4)	(14)	8
Tax on items taken directly to equity	1,870	(877)	(404)
Minority interests	5	(12)	(18)

Net movement in equity	(4,283)	88	2,284

Total equity at 31 March	18,169	22,452	22,364

21. Share capital

		Share capital [a]	Share premium [b]
		£m	£m

Balances at 1 April 2008 and 31 March 2009		2,172	8,000

a The authorised share capital of the company throughout 2009 and 2008 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each. The allotted, called up and fully paid ordinary share capital of the company at 31 March 2009 was £2,172m (2008: £2,172m), representing 8,689,755,905 ordinary shares (2008: 8,689,755,905).
b The share premium account, representing the premium on allotment of shares, is not available for distribution.

60 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

22. Other reserves

				Merger		Total
	Cash flow	Available-for-	Translation	and other		other
	reserve [a]	sale reserve [b]	reserve [c]	reserves	[d]	reserves
	£m	£m	£m	£m		£m

At 1 April 2006	(78)	2	23	858		805
Exchange differences	–	–	(156)	–		(156)
Net fair value loss on cash flow hedges	(201)	–	–	–		(201)
Gain on available-for-sale assets	–	9	–	–		9
Recognised in income and expense in the year	364	(1)	–	–		363
Tax on items taken directly to equity	(62)	–	–	–		(62)

At 1 April 2007	23	10	(133)	858		758
Exchange differences	–	–	194	–		194
Net fair value gain on cash flow hedges	446	–	–	–		446
Loss on available-for-sale assets	–	(8)	–	–		(8)
Recognised in income and expense in the year	(294)	(6)	–	–		(300)
Reclassified and reported in non current assets	11	–	–	–		11
Tax on items taken directly to equity	(29)	–	–	–		(29)

At 1 April 2008	157	(4)	61	858		1,072
Exchange differences	–	–	600	–		600
Net fair value gain on cash flow hedges	2,719	–	–	–		2,719
Recognised in income and expense in the year	(2,144)	3	–	–		(2,141)
Reclassified and reported in non current assets	(5)	–	–	–		(5)
Loss on available-for-sale investments	–	(7)	–	–		(7)
Tax on items taken directly to equity	(164)	–	–	–		(164)

At 31 March 2009	563	(8)	661	858		2,074

a The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.
b The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. The gross loss in the year amounted to £7m (2008: loss £8m).
c The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
d The merger reserve arose on the group reorganisation that occurred in November 2001 and represents the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior ultimate parent company, BT Telecommunications plc.
23. Retained earnings

	2009	2008	2007
	£m	£m	£m

At 1 April	11,186	11,400	9,051
Profit for the year	605	2,503	3,541
Dividends	(925)	(4,545)	(2,330)
Share based payments	33	55	71
Actuarial (loss) gains	(7,037)	2,621	1,409
Tax on items taken directly to equity	2,034	(848)	(342)

At 31 March	5,896	11,186	11,400

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 61

24. Related party transactions
Amounts paid to the group’s retirement benefit plans are set out in note 27. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     British Telecommunications plc principally acts as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buy back of shares and the exercise of share options. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.
     In the 2002 financial year, the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc. At 31 March 2009, the amount of loan outstanding amounted to £18,226m (2008: £17,950m) of non current asset investments and £404m (2008: £646m) of current assets investments (see note 11). The loan facility accrued interest at a rate of LIBOR plus 50 basis points, is subject to an overall maximum of £25bn, and is either repayable on demand or on 2 February 2015. In the 2009 financial year, the loan increased to reflect the settlement of interest, net of amounts settled in cash, and to fund the parent company for amounts it had due to the ultimate parent company. This was offset by amounts due to the parent company in respect of dividends. Interest income of £1,005m was recognised in the 2009 financial year (2008: £1,184m, 2007: £994m) (see note 5). The parent company primarily finances its obligations on the loan as they fall due through dividends paid by the company. In addition, at 31 March 2009, the group had amounts payable to the parent company of £238m (2008: £304m) which accrued interest charges of £15m (2008: £13m) and non interest bearing amounts receivable of £10m (2008: £258m) and payable of £76m (2008: £317m). The group also had amounts due to the ultimate parent company of £123m (2008: £996m) which accrued interest charges of £25m (2008: £50m). At 31 March 2009, the group had a non interest bearing amount due to the ultimate parent company of £4m (2008: £ nil) and at 31 March 2008 also had an interest bearing amount due from the ultimate holding company of £8m.
     During the year the group acquired 98.9% of the issued share capital of Net 2S SA from the ultimate parent company for consideration of £64m, settled in cash.
     The company holds ordinary shares in the ultimate parent company, disclosed in note 11. These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
     Key management personnel are deemed to be the members of the Operating Committee. Of the seven (2008 and 2007: five) members of the Operating Committee, four (2008: four, 2007: five) were members of the Board of the ultimate parent company. It is the Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2009	2008	2007
	£m	£m	£m

Salaries and short-term benefits	6.8	7.0	6.5
Termination benefits	2.4	–	–
Post employment benefits	2.3	1.0	1.4
Share based payments	3.6	5.0	3.2

	15.1	13.0	11.1

During 2009, the group purchased services in the normal course of business and on an arm’s length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £296m (2008: £305m, 2007: £178m) and the amount outstanding and payable for services at 31 March 2009 was £89m (2008: £125m, 2007: £97m). In 2008, a cash payment of £55m was received from Tech Mahindra Limited, representing income of £28m and a prepayment of £27m.
25. Financial commitments and contingent liabilities
Capital expenditure contracted for at the balance sheet date but not yet incurred was as follows:

	2009	2008
	£m	£m

Property, plant and equipment	414	639
Software	37	101

Total	451	740

Future minimum operating lease payments for the group were as follows:

	2009	2008
	£m	£m

Payable in the year ending 31 March:
2009	–	469
2010	484	453
2011	455	432
2012	430	408
2013	403	388
2014	377	365
Thereafter	5,855	6,227

Total future minimum operating lease payments	8,004	8,742

Operating lease commitments were mainly in respect of land and buildings. Leases have an average term of 23 years (2008: 24 years) and rentals are fixed for an average of 23 years (2008: 24 years).
     At 31 March 2009, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

62 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

25. Financial commitments and contingent liabilities continued
The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum exposure is US$110m as at 31 March 2009 (2008: US$72m), approximately £77m (2008: £36m), although this could increase by a further US$399m (2008: US$402m), approximately £278m (2008: £202m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunications system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such claim.
     The European Commission formally investigated the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether or not the Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed but the company continues to believe that any allegation of state aid is groundless, and that the appeal will not succeed.
26. Acquisitions

	BT Global Services	BT Retail	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m

Fair value of consideration	77	98	75	250
Less: fair value of net assets acquired	36	24	28	88

Goodwill arising	41	74	47	162

Consideration:
Cash	77	98	65	240
Deferred consideration	–	–	10	10

Total	77	98	75	250

The outflow of cash and cash equivalents is as follows:
Cash consideration	77	98	65	240
Less: cash acquired	7	3	5	15

	70	95	60	225

	BT Global Services
	Comsat International	Other	BT Retail	Total
Year ended 31 March 2008	£m	£m	£m	£m

Fair value of consideration	130	225	71	426
Less: fair value of net assets acquired	57	55	24	136

Goodwill arising	73	170	47	290

Consideration:
Cash	125	179	63	367
Deferred consideration	5	46	8	59

Total	130	225	71	426

The outflow of cash and cash equivalents is as follows:
Cash consideration	125	179	63	367
Less: cash acquired	3	13	3	19

	122	166	60	348

Year ended 31 March 2009
BT Global Services
During the year, the group acquired 98.9% of the issued share capital of Net 2S SA (Net 2S, acquired 31 March 2009) and Stemmer GmbH and SND GmbH (Stemmer, acquired 31 July 2008), both of which now form part of BT Global Services. The total purchase consideration was £77m. The combined net assets acquired in these transactions and the goodwill arising is as follows:

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 63

26. Acquisitions continued

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	15	15
Property, plant and equipment	1	–	1
Receivables	41	–	41
Cash and cash equivalents	7	–	7
Payables	(28)	–	(28)

Net assets acquired	21	15	36

Goodwill			41

Total consideration			77

The fair value adjustments relating to these acquisitions were provisional at 31 March 2009 and will be finalised during the 2010 financial year. Intangible assets recognised comprise brands and customer relationships. The goodwill comprises principally the assembled workforce and forecast synergies.
     From the date of acquisition, these acquisitions have contributed revenue of £26m and a net profit of £1m to the group’s results. If the acquisitions had occurred on 1 April 2008, the group’s revenue would have been higher by £87m and profit for the year would have been higher by £2m.
BT Retail
During the year, the group acquired 100% of the issued share capital of Wire One Holdings Inc (Wire One, acquired 31 May 2008) and Ufindus Ltd (Ufindus, acquired 9 July 2008) for a total consideration £98m. These acquisitions now form part of the Enterprises cash generating unit. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	2	21	23
Property, plant and equipment	2	–	2
Receivables	20	(1)	19
Cash and cash equivalents	3	–	3
Payables	(22)	(1)	(23)

Net assets acquired	5	19	24

Goodwill			74

Total consideration			98

Intangible assets recognised in respect of these acquisitions comprise customer relationships, brand names and proprietary technology. Goodwill arising on these acquisitions principally relates to anticipated cost and revenue synergies and the assembled workforce.
     From the date of acquisition, these acquisitions have contributed revenue of £86m and a net profit of £10m to the group’s results. If the acquisitions had occurred on 1 April 2008, the group’s revenue would have been higher by £15m and profit for the year would have been higher by £1m.
Other
During the year, the group acquired 100% of the issued share capital of Moorhouse Consulting (Moorhouse, acquired 11 August 2008) and Ribbit Corporation (Ribbit, acquired 29 July 2008), for a total consideration of £75m, including £10m of deferred contingent consideration. These acquisitions now form part of BT Design, which is reported within ‘Other’. For the purposes of the goodwill impairment test the goodwill arising on these acquisitions has been assigned to the cash generating units expected to benefit from the synergies of the acquisition. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	25	25
Receivables	2	–	2
Cash and cash equivalents	5	–	5
Payables	(4)	–	(4)

Net assets acquired	3	25	28

Goodwill			47

Total consideration			75

64 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

26.	Acquisitions continued
Intangible assets recognised in respect of these acquisitions comprise internally developed technology. The fair value adjustments relating to the acquisition of Ribbit were provisional at 31 March 2009 and will be finalised during the 2010 financial year. Goodwill arising on these acquisitions principally relates to cost savings and other synergies expected to be delivered post acquisition.
     From the date of acquisition, these acquisitions have contributed revenue of £7m and net loss of £7m to the group’s results. If the acquisitions had occurred on 1 April 2008, the group’s revenue would have been higher by £3m and profit would have been lower by £1m.
Year ended 31 March 2008
BT Global Services
Comsat International
On 14 June 2007, the group acquired Comsat International Inc (Comsat International) through the purchase of 100% of the issued share capital of its parent company, CI Holding Corporation. The total purchase consideration was £130m, including £5m deferred, contingent consideration. The net assets acquired in the transaction and the goodwill arising are as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	11	11
Property, plant and equipment	70	1	71
Other non current assets	4	–	4
Receivables	31	–	31
Cash and cash equivalents	3	–	3
Payables	(58)	(5)	(63)

Net assets acquired	50	7	57

Goodwill			73

Total consideration			130

Intangible assets recognised in respect of Comsat International comprise customer relationships and a brand. Goodwill represents Comsat’s geographic presence and capabilities, as well as the assembled workforce. During 2009, the determination of fair value has been finalised. No adjustments have been made to the balances previously reported.
Other
During 2008, the group acquired a number of other subsidiary undertakings that now form part of BT Global Services. These acquisitions principally included Frontline Technologies Corporation Limited, i2i Enterprise Private Limited and I.NET SpA (I.NET). The total purchase consideration paid for these subsidiaries was £225m, including £46m deferred, contingent consideration. The group acquired 100% of each company, with the exception of I.NET where the group increased its holding by 25% to 90% of the issued share capital in the year. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	4	36	40
Property, plant and equipment	13	(4)	9
Associates and joint ventures	14	–	14
Receivables	79	(6)	73
Cash and cash equivalents	13	–	13
Payables	(109)	(1)	(110)
Minority interest	16	–	16

Net assets acquired	30	25	55

Goodwill			170

Total consideration			225

Intangible assets recognised in respect of these acquisitions comprise customer relationships, brands and proprietary technology. Goodwill principally represents the geographical presence and capabilities of the acquired companies, as well as the assembled workforce and anticipated synergies. During 2009, the determination of fair value in respect of these acquisitions has been finalised and adjustments have been made to the balances previously reported. Prior year balances have not been restated as the amount of the adjustment is not significant to the group.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 65

26. Acquisitions continued
BT Retail
During 2008, the group acquired a number of smaller subsidiary undertakings that now form part of BT Retail. These acquisitions include principally, Lynx Technology Holdings Limited, Basilica Group Limited and Brightview plc. The total purchase consideration paid for these subsidiaries was £71m, including £8m deferred, contingent consideration. The group acquired 100% of each company. The combined net assets acquired in these transactions and the goodwill arising is as follows:

	Book	Fair value
	value	adjustments	Fair value
	£m	£m	£m

Intangible assets	–	23	23
Property, plant and equipment	4	–	4
Receivables	22	(1)	21
Cash and cash equivalents	3	–	3
Payables	(25)	(2)	(27)

Net assets acquired	4	20	24

Goodwill			47

Total consideration			71

Intangible assets recognised in respect of these acquisitions comprise customer relationships and brand names. Goodwill arising on these acquisitions principally relates to anticipated cost and revenue synergies and the assembled workforce. During 2009, the determination of fair value in respect of these acquisitions has been finalised. No adjustments have been made to the balances previously reported.
27. Retirement benefit plans
Background
The group offers retirement benefit plans to its employees. The group’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme. This scheme has been closed to new entrants since 31 March 2001 when it was replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). On 1 April 2009 BT set up the BT Retirement Saving Scheme, a contract based defined contribution arrangement to which BTRP members are being invited to transfer their accumulated assets. The total pension cost of the group for the year included within staff costs was £543m (2008: £626m, 2007: £643m). The total cost associated with the group’s defined benefit pension schemes was £459m (2008: £576m, 2007: £600m).
Defined contribution schemes
The income statement charge in respect of defined contribution schemes represents the contribution payable by the group based on a fixed percentage of employees’ pay. The total pension cost for the year in respect of the group’s main defined contribution scheme was £47m (2008: £37m, 2007: £28m) and £4m (2008: £3m, 2007: £3m) of contributions were outstanding at 31 March 2009.
Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions including the Chairman of the Trustees. Four trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.
Measurement of scheme assets and liabilities – IAS 19
Scheme assets are measured at the bid market value at the balance sheet date. The liabilities of the BTPS are measured by discounting the best estimate of future cash flows to be paid out by the scheme using the projected unit method. Estimated future cash flows are discounted at the current rate of return on high quality corporate bonds of an equivalent term to the liability. Actuarial gains and losses are recognised in full in the year in which they occur in the statement of recognised income and expense.
The financial assumptions used to measure the net pension obligation of the BTPS at 31 March 2009 are as follows:

	Real rates (per annum)					Nominal rates (per annum)
	2009	2008		2007		2009	2008		2007
	%	%		%		%	%		%

Rate used to discount liabilities	3.84	3.24		2.28		6.85	6.85		5.35
Average future increases in wages and salaries	–	0.75	[a]	0.75	[a]	2.90	4.28	[a]	3.77	[a]
Average increase in pensions in payment and deferred pensions	–	–		–		2.90	3.50		3.00
Inflation – average increase in retail price index	–	–		–		2.90	3.50		3.00

[a] There is a short-term reduction in the real salary growth assumption to 0.5% for the first three years.

66 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

27. Retirement benefit plans continued
The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2009	2008
	Number of years	Number of years

Male in lower pay bracket	24.8	22.8
Male in higher pay bracket	27.1	25.2
Female	27.7	25.7
Future improvement every 10 years	1.0	1.0

Amounts recognised in respect of defined benefit schemes
The net pension (obligation) asset is set out below:

	2009			2008
		Present value	Asset		Present value	Asset
	Assets	of liabilities	(obligation)	Assets	of liabilities	(obligation)
	£m	£m	£m	£m	£m	£m

BTPS	29,227	(33,070)	(3,843)	37,331	(34,444)	2,887
Other schemes	126	(256)	(130)	117	(225)	(108)

	29,353	(33,326)	(3,973)	37,448	(34,669)	2,779
Deferred tax asset (liability)			1,103			(778)

Net pension (obligation) asset			(2,870)			2,001

Amounts recognised in the income statement in respect of the group’s pension schemes are as follows:

	2009	2008	2007
	£m	£m	£m

Current service cost (including defined contribution schemes)	543	626	643

Total operating charge	543	626	643
Expected return on pension scheme assets	(2,621)	(2,448)	(2,292)
Interest on pension scheme liabilities	2,308	2,028	1,872

Net finance income	(313)	(420)	(420)

Total amount charged to the income statement	230	206	223

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2009	2008	2007
	£m	£m	£m

Actuarial (loss) gain recognised in the year	(7,037)	2,621	1,409
Cumulative actuarial (losses) gains	(591)	6,446	3,825
Actual return on plan assets	(6,830)	(124)	3,285

Changes in the present value of the defined benefit pension obligation are as follows:

	2009	2008
	£m	£m

Opening defined benefit pension obligation	(34,669)	(38,779)
Current service cost	(459)	(576)
Interest expense	(2,308)	(2,028)
Contributions by employees	(18)	(19)
Actuarial gain	2,414	5,193
Business combinations	(4)	–
Benefits paid	1,741	1,559
Exchange differences	(23)	(19)

Closing defined benefit pension obligation	(33,326)	(34,669)

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 67

27. Retirement benefit plans continued
Changes in the fair value of plan assets are as follows:

	2009	2008
	£m	£m

Opening fair value of plan assets	37,448	38,390
Expected return	2,621	2,448
Actuarial loss	(9,451)	(2,572)
Regular contributions by employer	441	388
Deficiency contributions by employer	–	320
Contributions by employees	18	19
Benefits paid	(1,741)	(1,559)
Exchange differences	17	14

Closing fair value of plan assets	29,353	37,448

The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2009, the scheme’s assets did not include any ordinary shares of BT Group plc. At 31 March 2008, 10m ordinary shares of BT Group plc were included within the scheme’s assets, with a market value of £22m. The group occupies two properties owned by the BTPS scheme on which an annual rental of £0.1m is payable (2008: £0.1m).
The expected long-term rate of return and fair values of the assets of the BTPS at 31 March were:

	2009				2008
	Expected long-				Expected long-
	term rate of				term rate of
	return				return
	(per annum)	Asset fair value		Target	(per annum)	Asset fair value		Target
	%	£bn	%	%	%	£bn	%	%

UK equities	8.5	3.2	11	11	8.5	6.2	17	23
Non-UK equities	8.5	5.9	20	22	8.5	10.5	28	28
Fixed-interest securities	5.9	6.6	22	20	5.7	7.1	19	15
Index-linked securities	4.0	4.4	15	15	4.6	3.6	10	10
Property	7.0	3.2	11	12	7.0	5.2	14	13
Alternative assets	7.0	5.2	18	20	7.2	2.9	8	11
Cash and other	3.5	0.8	3	–	5.0	1.8	4	–

	6.7	29.3	100	100	7.1	37.3	100	100

The assumption for the expected return on scheme assets is a weighted average based on the assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on fixed interest and index-linked are based on the gross redemption yields at the start of the year. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns. Alternative asset classes include commodities and hedge funds. The long-term expected rate of return on investments does not affect the level of the obligation but does affect the expected return on pension scheme assets within the net finance income.
The history of experience gains and losses are as follows:

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(33,326)	(34,669)	(38,779)	(38,187)	(34,435)
Fair value of plan assets	29,353	37,448	38,390	35,640	29,628

Net pension (obligation) asset	(3,973)	2,779	(389)	(2,547)	(4,807)
Experience adjustment on defined benefit obligation – (loss) gain	(238)	(22)	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.7%	0.1%	0.5%	1.4%	1.3%
Experience adjustment on plan assets – (loss) gain	(9,451)	(2,572)	993	4,855	1,664

Percentage of the plan assets	32.2%	6.9%	2.6%	13.6%	5.6%

The group expects to contribute approximately £775m to the BTPS in 2010, including deficiency contributions of £525m.

68 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

27. Retirement benefit plans continued
Sensitivity analysis of the principal assumptions used to measure the BTPS scheme liabilities
The assumed discount rate, mortality rates and salary increases all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation to changes in these assumptions.

Impact on liability
Decrease/(increase)
£bn

0.25 percentage point increase to:
– discount rate	1.2
– salary increases	(0.3)
Additional 1 year increase to life expectancy	(1.3)

Funding valuation and future funding obligations
A triennial valuation is carried out for the independent Trustee by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The funding valuation is performed at 31 December as this is the financial year end of the BTPS.
     The valuation basis for funding purposes is broadly as follows:
–	scheme assets are valued at market value at the valuation date; and
–	scheme liabilities are measured using a projected unit credit method and discounted to their present value.
The triennial funding valuation as at 31 December 2008 has reached an advanced stage of completion. As the parties are at an advanced stage compared to other scheme valuations and given the uncertain market conditions, the Pensions Regulator has indicated it wishes to discuss with the Trustee and BT the underlying assumptions and basis of the valuation. The Pensions Regulator has requested that the valuation and assumptions are not finalised or disclosed in advance of the completion of those discussions. BT, the Trustee and the Pensions Regulator are keen to complete this as soon as practicable.
     BT and the Trustee agreed in May 2009 that deficit contributions of £525m per annum will be made in cash, or in specie, over the next three years. This agreement has been approved by the Pensions Regulator.
     The last two triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)			Nominal rates (per annum)
	2005	2002		2005	2002
	valuation	valuation		valuation	valuation
	%	%		%	%

Discount rate
Pre retirement liabilities	3.06			5.84
Post retirement liabilities	1.79			4.54
Return on existing assets, relative to market values		4.52			7.13
(after allowing for an annual increase in dividends of)		1.00			3.53
Return on future investments		4.00			6.60
Average increase in retail price index	–	–		2.70	2.50
Average future increases in wages and salaries	0.75	1.5	[a]	3.47	4.04	[a]
Average increase in pensions	–	–		2.70	2.50

[a] There is a short-term reduction in the real salary growth assumption to 1.25% for the first three years.
     At 31 December 2005, the assets of the BTPS had a market value of £34.4bn (2002: £22.8bn) and were sufficient to cover 90.9% (2002: 91.6%) of the benefits accrued by that date. This represented a funding deficit of £3.4bn compared with £2.1bn at 31 December 2002. The funding valuation uses conservative assumptions. The market value of equity investments had increased and the investment income and contributions received by the scheme exceeded the benefits paid in the three years ended 31 December 2005. However, the deficit had not improved by the same amount as the assets because the liabilities included longer life expectancy assumptions and used a lower discount rate.
     Under the 2005 valuation the ordinary contributions rate was 19.5% of pensionable salaries (including employee contributions of 6%) and deficit contributions were £280m per annum. In 2009, the group made regular contributions of £433m (2008: £380m). No deficit contributions were made in 2009 as they had been paid in advance during 2008. We expect the regular contribution rate to reduce as a result of the implementation of the future benefit changes, following the UK pensions review, with effect from 1 April 2009.
     The intention is for there to be sufficient assets in the scheme to pay pensions now and in the future. Without any further contribution from the company, it is estimated that as at 31 December 2005, the assets of the scheme would have been sufficient to provide around 70% of the members’ benefits with an insurance company.
     If the group were to become insolvent, however, there are a number of additional protections available to members. Firstly, there is the Crown Guarantee which was granted when the group was privatised in 1984. This applies, on a winding up of the group, to pension entitlements for anyone who joined the scheme before 6 August 1984, and to payments to beneficiaries of such persons. Secondly, the Pension Protection Fund (PPF) may take over the scheme and pay certain benefits to members. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 69

27. Retirement benefit plans continued
Under the terms of the trust deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years. The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit credit method, the current service cost, as a proportion of the active members’ pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.
28. Directors’ emoluments and pensions
For the year ended 31 March 2009 the aggregate emoluments of the directors was £3,598,000 (2008: £5,052,000). This includes deferred bonuses of £420,000 (2008: £1,877,000) which have been awarded and are payable in 5p ordinary shares of BT Group plc in three years time subject to continuous employment.
     Retirement benefits were accruing to three directors (2008: one) under a defined benefit pension scheme.
     During the year one director exercised options (2008: one) under BT Group share option plans. Five directors who held office for the whole or part of the year (2008: four) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested in directors during the year under BT long-term incentive plans was £3,905,562.
     The emoluments of the highest paid director were £1,277,000 (2008: £3,350,000). He is not entitled to receive any BT Group plc 5p ordinary shares under BT long-term incentive plans.
     Included in the above aggregate emoluments are those of Ian Livingston, Tony Chanmugam and Hanif Lalani, who are also directors of the ultimate parent company, BT Group plc, as well as Ben Verwaayen who resigned as a director of British Telecommunications plc and BT Group plc on 30 June 2008. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.
29. Employees

	2009		2008		2007
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group[a]:
UK	86.5	89.5	91.3	93.0	92.8	92.4
Non UK	20.5	21.1	20.0	15.3	13.4	12.8

Total employees	107.0	110.6	111.3	108.3	106.2	105.2

	2009		2008		2007
	Year end	Average	Year end	Average	Year end	Average
	000	000	000	000	000	000

Number of employees in the group[a]:
BT Global Services	31.4	31.8	32.5	30.1	29.6	28.9
BT Retail	20.4	21.0	21.1	20.7	20.3	20.3
BT Wholesale	2.4	2.5	2.9	3.1	3.4	3.7
Openreach	32.2	33.1	33.6	33.8	33.3	32.1
Other	20.6	22.2	21.2	20.6	19.6	20.2

Total employees	107.0	110.6	111.3	108.3	106.2	105.2

[a] The numbers disclosed include both full and part time employees.
30. Share based payments
The total charge recognised in 2009 in respect of share based payments was £31m (2008: £73m, 2007: £93m).
     The ultimate parent company, BT Group plc, has an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share based payment plans are equity settled and details of these plans and an analysis of the total charge by type of award is set out below.

	2009	2008	2007
	£m	£m	£m

Employee Sharesave Plan	(3)	29	25
Allshare	2	2	26
Employee Stock Purchase Plan	–	1	1
Incentive Share Plan	18	26	18
Deferred Bonus Plan	12	12	13
Retention Share Plan	2	3	3
GSOP and GLOP	–	–	7

	31	73	93

70 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

30.Share based payments continued
Share Options
BT Group Employee Sharesave plans
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five-year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.
Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the US, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price which is 85% of the fair market price of an ADS at the end of each quarterly purchase period. The sixth offer under the ESPP was cancelled in December 2008 as the market price of an ADS had been lower than the Initial Base Option Price for three consecutive quarters. The seventh offer under the ESPP which does not base the purchase price on the Initial Base Option Price, was launched in December 2008.
     From 1 April 2008 to 31 March 2009, nil shares were transferred to participants out of treasury shares under the ESPP (from 15 May 2007 to 31 March 2008 1,596,480 shares (159,648 ADSs) were transferred to participants out of treasury shares under the ESPP).
The following are legacy option plans which are no longer operated by the ultimate parent company.
BT Group Global Share Option Plan (GSOP)
The options granted in previous years were exercisable on the third anniversary of the date of grant, subject to continued employment and meeting corporate performance targets. Options must be exercised within ten years of the grant date.
BT Group Legacy Option Plan (GLOP)
On the demerger of O2 , BT’s share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave plans and the BT Group Global Share Option Plan. The BT Group Legacy Option Plan was launched on 17 December 2001 following the scheme of arrangement and demerger of O2 in November 2001, and is therefore outside the scope of IFRS 2. The options were exercisable subject to continued employment and meeting corporate performance targets. Options must be exercised within ten years of the original grant date.
Share Plans
Incentive Share Plan, Retention Share Plan and Deferred Bonus Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three-year period if the company has met the relevant pre-determined corporate performance measure and if the participants are still employed by the group. The corporate performance measure is BT’s total shareholder return (TSR) measured against a comparator group of companies from the European Telecom Sector at the beginning of the relevant performance period.
     Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
     Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
     In accordance with the terms of the ISP, RSP and DBP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan that has been in operation since December 2001. It allows BT employees to buy shares with contributions of up to £1,500 per tax year out of gross pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (allshare). During 2009, 10.7m directshare shares (2008: 5.4m directshare shares), were purchased by the Trustee of the ESIP on behalf of 20,384 (2008: 19,603) employees at a total cost of £16.4m (2008: £15.8m). A further 3.3m shares (2008: 1.4m shares) were purchased by the Trustee by dividend reinvestment on behalf of 21,782 (2008: 22,136) allshare and directshare employee participants. At 31 March 2009, 75.9m shares (2008: 72.2m shares) were held in trust on behalf of 76,678 participants (2008: 81,560).
     In 2008, allshare was replaced by free BT Total Broadband Option 3 for all BT employees in the UK. Employees outside the UK continue to receive awards of shares where practicable, otherwise they will receive awards equivalent to the value of free shares.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 71

30. Share based payments continued
Share option plans
Activity relating to share options during 2009, 2008 and 2007 is shown below.

	Employee Sharesave			GSOP and GLOP
	2009	2008	2007	2009	2008	2007
Movement in the number of share options:	millions	millions	millions	millions	millions	millions

Outstanding at the beginning of the year	281	272	279	46	103	187
Granted	339	54	49	–	–	–
Forfeited	(390)	(15)	(12)	(3)	(10)	(9)
Exercised	(80)	(28)	(42)	(1)	(14)	(20)
Expired	(14)	(2)	(2)	–	(33)	(55)

Outstanding at the end of the year	136	281	272	42	46	103

Exercisable at the end of the year	1	2	2	42	46	48

Weighted average exercise price:

Outstanding at the beginning of the year	180p	165p	166p	257p	227p	213p
Granted	135p	269p	185p	–	–	–
Forfeited	153p	208p	176p	199p	251p	222p
Exercised	155p	188p	199p	196p	198p	203p
Expired	178p	179p	179p	–	199p	189p

Outstanding at the end of the year	160p	180p	165p	256p	257p	227p

Exercisable at the end of the year	195p	158p	210p	256p	257p	261p

During 2009, the increase in the number of Sharesave option forfeitures reflects the impact of an additional UK Sharesave grant with exercise prices of 111p and 124p, being lower than other unvested Sharesave options. These options were granted in January 2009. A further UK Sharesave was subsequently launched in March 2009, and options were granted in April 2009 at exercise prices of 61p and 68p. This also increased the number of forfeitures towards the end of 2009.
     The weighted average share price for options exercised during the year was 180p (2008: 293p, 2007: 265p). The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2009, together with their exercise prices and dates:

		Number of	Number of
	Exercise	outstanding	exercisable
	price	options	options
Normal dates of vesting and exercise (based on calendar year)	per share	millions	millions

BT Group Employee Sharesave Plans
2008	154p – 192p	1	1
2009	146p – 231p	46	–
2010	171p – 294p	18	–
2011	137p – 208p	16	–
2012	124p – 262p	19	–
2013	185p	11	–
2014	111p	25	–

Total		136	1

BT Group Legacy Option Plan
2001–2011	318p – 648p	9	9

Total		9	9

BT Group Global Share Option Plan
2004–2014	176p – 199.5p	25	25
2005–2015	179p – 263p	8	8

Total		33	33

Total options		178	43

72 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

30.	Share based payments continued
The options outstanding under all share option plans at 31 March 2009, have weighted average remaining contractual lives as follows:

	Employee Sharesave				GSOP and GLOP
	Weighted	Number of	Weighted		Weighted	Number of	Weighted
	average	outstanding	average		average	outstanding	average
	exercise	options	contractual	Range of	exercise	options	contractual
Range of exercise prices	price	millions	remaining life	exercise prices	price	millions	remaining life

100p – 199p	140p	117	32 months	150p-317p	198p	33	65 months
200p – 300p	231p	19	32 months	318p-650p	479p	9	20 months

Total		136				42

Executive share plans
Movements in executive share plans during 2009 are shown below:

	Millions of shares
	ISP	DBP	RSP	Total

At 1 April 2008	66.4	12.4	2.6	81.4
Awards granted	30.9	7.1	0.2	38.2
Awards vested	(5.3)	(4.2)	(1.4)	(10.9)
Awards lapsed	(24.6)	(1.4)	(0.1)	(26.1)
Dividend shares reinvested	7.8	1.6	0.2	9.6

At 31 March 2009	75.2	15.5	1.5	92.2

At 31 March 2009, 1.3m shares (2008: 2.1m) were held in trust by the company and 90.9m shares (2008: 79.3m) were held in treasury by the ultimate parent company for executive share plans.
Fair value
The following table summarises the fair values and assumptions used for grants made under the Employee Sharesave Plans and ISP in 2009, 2008 and 2007.

	2009		2008		2007
	Employee		Employee		Employee
	Sharesave	ISP	Sharesave	ISP	Sharesave	ISP

Weighted average fair value	27p	47p	71p	182p	43p	127p
Weighted average share price	152p	199p	329p	306p	229p	230p
Weighted average exercise price	135p	–	269p	–	185p	–
Expected dividend yield	4.6%-6.4%	4.9%	5.5%	5.5%	5.5%	5.5%
Risk free rates	2.1%-5.5%	5.2%	5.8%	5.8%	5.0%	5.0%
Expected volatility	20.7%-28.4%	23.3%	22.0%	18.0%	17.0%	17.0%

Employee Sharesave grants, under the BT Group Employee Sharesave and the BT Group International Employee Sharesave option plans, are valued using a binomial option pricing model. Awards under the ISP have been valued using Monte Carlo simulations. TSRs were generated for BT and the comparator group at the end of the three year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
     Volatility has been determined by reference to BT’s historical volatility which is expected to reflect the BT share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
     The fair values for the RSP and DBP were determined using the middle market share price three days prior to the date of grant. The weighted average share price for RSP awards granted in 2009 was 151p (2008: 310p, 2007: 267p). The weighted average share price for DBP awards granted in 2009 was 203p (2008: 319p, 2007: 232p).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 73

31. Audit and non-audit services
The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2009.

	2009	2008	2007
	£000	£000	£000

Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated accounts	2,790	2,950	3,061
Non-audit services
Fees payable to the company’s auditor and its associates for other services:
The audit of the company’s subsidiaries pursuant to legislation	4,675	3,848	3,518
Other services pursuant to legislation	1,211	1,590	1,212
Tax services	1,247	727	763
Services relating to corporate finance transactions	32	549	748
All other services	887	527	23

	10,842	10,191	9,325

‘Audit services’ represents fees payable for services in relation to the audit of the parent company and the consolidated financial accounts and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
     ‘The audit of the company’s subsidiaries pursuant to legislation’ represents fees payable for services in relation to the audit of the financial statements of subsidiary companies. The increase in 2009 includes the adverse impact of foreign exchange movements and an increase in relation to newly-acquired subsidiaries.
     ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements.
     ‘Tax services’ represents fees payable for tax compliance and advisory services.
     ‘Services relating to corporate finance transactions’ represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     ‘All other services’ represents fees payable for non-regulatory reporting on internal controls and other advice on accounting or financial matters.
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company.
32. Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
     The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term and short-term borrowings mainly using commercial paper supported by committed borrowing facilities. The group borrows in the major long-term bond markets in major currencies and typically, but not exclusively, these markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts. The group also uses financial instruments to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The financial instruments used comprise forward currency contracts. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
     The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising with financial institutions. The centralised treasury operation also manages the group’s market risk exposures, including risks arising from volatility in currency and interest rates. The centralised treasury operation acts as a central bank to members of the BT group providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The centralised treasury operation is not a profit centre and the objective is to manage risk at optimum cost.
     The BT Group plc Board sets the policy for the group’s centralised treasury operation and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments and group wide exposures under its management. The BT Group plc Board has delegated its authority to operate these polices to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director of the BT Group plc Board. The key policies defined by the BT Group plc Board are highlighted in each of the sections below.
     The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
     There has been no change in the nature of the group’s risk profile between 31 March 2009 and the date of these financial statements.

74 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

32. Financial instruments and risk management continued
Interest rate risk management
The group has interest bearing financial assets and financial liabilities which may expose the group to either cash flow or fair value volatility. The BT Group plc Board policy is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short-term interest rate management is delegated to the centralised treasury operation whilst long-term interest rate management decisions requires further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the BT Group plc Board.
     In order to manage this profile, the group has entered into swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under cross currency swaps, the group agrees with other parties to exchange, at specified intervals, US dollar and Euro fixed rates into either fixed or floating Sterling interest amounts calculated by reference to an agreed notional principal amount. Under Sterling interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate Sterling interest amounts calculated by reference to an agreed notional principal amount. The group primarily uses a combination of these derivatives to fix its interest rates.
     The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2009 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
     The majority of the groups investments relate to amounts owed by the parent and the ultimate parent company, they are predominantly denominated in Sterling and earn a floating rate interest by reference to LIBOR interest rates.
     The group is exposed to income statement and shareholders’ equity volatility arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase (2008: 100 basis point increase) in interest rates and parallel shift in yield curves across Sterling, US dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis. All adjustments to interest rates for the impacted financial instruments are assumed to take effect from the respective balance sheet date.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from investments (mainly amounts owed by the parent and ultimate parent companies), variable rate borrowings and fair value movements on derivatives not in hedging relationships which are largely influenced by Sterling rates of interest by reference to LIBOR rates. Trade payables, trade receivables and other financial instruments do not present a material exposure to interest rate volatility. With all other factors remaining constant and based on the composition of balance sheet financial assets and financial liabilities at 31 March 2009, a 100 basis point increase (2008: 100 basis point increase) in Sterling interest rates would increase the group’s annual net finance income by approximately £180m (2008: £180m).
     The group’s main IFRS 7 defined exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest exposure to Sterling, Euro and US dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase (2008: 100 basis point increase) in interest rates in each of the currencies would impact equity, pre tax, as follows:

	2009	2008
	£m	£m
	Charge (credit)	Charge (credit)

Sterling interest rates	550	470
US dollar interest rates	(538)	(347)
Euro interest rates	(149)	(91)

The long-term debt instruments which the group issued in December 2000 and February 2001 both contained covenants providing that if the BT Group plc group’s credit rating were downgraded below A3 in the case of Moody’s or below A– in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In March 2009, both Moody’s and S&P downgraded BT Group plc’s credit rating to Baa2 and BBB, respectively. Prior to this financial year, S&P downgraded BT Group plc’s credit rating to BBB plus in July 2006 and Moody’s downgraded BT Group plc’s credit rating to Baa1 in May 2001. Based on debt of £5.8bn outstanding on these instruments at 31 March 2009, BT plc’s annual consolidated finance expense would increase by approximately £28m if BT Group plc’s credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa2/BBB. If BT Group plc’s credit rating with each of Moody’s and S&P were to be upgraded by one credit rating category the annual finance expense would be reduced by approximately £28m.
Foreign exchange risk management
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates. The BT Group plc Board policy for foreign exchange risk management defines the types of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the centralised treasury operation whilst long-term foreign exchange management decisions requires further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the BT Group plc Board. The policy delegates authority to the Treasurer to take positions of up to £100m and for the BT Group plc Group Finance Director to take positions of up to £1bn.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 75

32. Financial instruments and risk management continued
A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowings, which totalled £10.1bn at 31 March 2009 (2008: £6.9bn), are used to finance its operations and have been predominantly swapped into Sterling using cross currency swaps. The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally US dollar and Euro denominated. As a result, the group’s exposure to foreign currency arises mainly on its non-UK subsidiary investments and on residual currency trading flows.
     After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening in Sterling against other currencies, would result in a credit of approximately £40m in 2009 and did not have a significant impact in 2008.
     The group’s main exposure to foreign exchange volatility within shareholders equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity would be insignificant in both 2009 and 2008.
     Outstanding cross currency swaps at 31 March 2009 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
Credit risk management
The group’s exposure to credit risk arises mainly from financial assets transacted by the centralised treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the BT Group plc Board defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term investments. The centralised treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Management review significant utilisations on a regular basis to determine the adjustments required, if any, and actively manage any exposures which may arise. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk. Currently the group makes use of standard International Swaps and Derivative Association (ISDA) documentation. In addition, where possible the group will seek a combination of legal right of set off and net settlement. The group also seeks collateral or other security where it is considered necessary. During the 2009 financial year, the centralised treasury operation tightened the credit limits applied when investing with counterparties in response to market conditions and continued to monitor their credit quality and actively managed any exposures which arose.
     The maximum credit risk exposure of the group’s financial assets at 31 March 2009 and 31 March 2008 was as follows:

	2009	2008
	£m	£m

Derivative financial assets	2,700	387
Investments	18,855	19,096
Trade and other receivables[a]	3,111	3,420
Cash and cash equivalents	1,287	1,418

Total	25,953	24,321

a The carrying amount excludes £1,084m (2008: £1,257m) of current and £322m (2008: £854m) of non current trade and other receivables which relate to non-financial assets.
Note 15 discloses the credit concentration and credit quality of derivative financial assets. After applying a legal right of set off under the group’s International Swaps and Derivative Association (ISDA) documentation, the group had a net exposure to derivative counterparties of £2,282m. Of this, 85% was with six counterparties. The majority of these derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2009, a 100 basis point increase in yield curves across each of the ratings categories within which these derivative financial assets are classified would reduce their carrying values and impact equity, pre tax, as follows:

Impact of 100 basis
point increase
£m

Moody’s/S&P credit rating
Aa2/AA	(18)
Aa3/AA-	(21)
A1/A+	(92)
A2/A	(146)
A3/A-	–

(277)

The group also has credit exposure arising on amounts owed by its parent and ultimate parent companies, with the majority of this balance being owed by the parent company. The related party disclosures detailed in note 24 provide details of how this loan has arisen. The loan owed by the parent company is primarily supported by the parent company’s investment in British Telecommunications plc. The credit quality of other treasury related financial assets is provided in notes 8 and 11.

76 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

32. Financial instruments and risk management continued
The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection when appropriate, taking into consideration the customer’s exposure to the group, by applying processes which include netting and off-setting and requesting securities such as deposits, guarantees and letters of credit. The group has taken proactive steps to minimise the impact of adverse market conditions on trading related financial assets. The concentration of credit risk for trading balances of the group is provided in note 13 which analyses outstanding balances by line of business and reflects the nature of customers in each segment.
Liquidity risk management
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the centralised treasury operation within the parameters of the policies set by the BT Group plc Board.
     The group’s liquidity and funding management process includes projecting cash flows and considering the level of liquid assets in relation thereto, monitoring balance sheet liquidity and maintaining a diverse range of funding sources and back-up facilities. The BT Group plc Board reviews the BT Group plc consolidated forecasts (which incorporates the British Telecommunications plc consolidated group), including cash flow forecasts, on a quarterly basis. The centralised treasury operation reviews cash flows more frequently to assess the short and medium-term requirements. These assessments ensure the group responds to possible future cash constraints in a timely manner. Liquid assets surplus to immediate operating requirements of the group are generally invested and managed by the centralised treasury operation. Requests from group companies for operating finance are met whenever possible from central resources.
     During 2009, debt amounting to £0.9bn matured consisting of Sterling floating rate notes. This was offset by new issuances of £1.5bn mainly consisting of a €1bn bond at 6.5% repayable in 2015, which was swapped £0.8bn at an average annualised pound sterling interest rate of 7.7%, and commercial paper. In addition, investments of £0.3bn matured and amounts due to the parent and ultimate parent companies increased by £1.0bn. During 2008, debt amounting to £1.9bn matured consisting of 2007 US dollar 7% notes, finance leases and commercial paper. This was more than offset by new issuances of £3.9bn mainly consisting of issuances through the group’s European Medium Term Note and US Shelf programmes with maturities ranging between 2013 and 2037 and bank loans (see note 14).
     The group has a European Medium Term Note programme and a US Shelf registration in place of which €3.9bn and $6.9bn respectively, have been utilised. During the 2009 and 2008 financial years the group issued commercial paper and held cash, cash equivalents and current asset investments in order to manage short-term liquidity requirements. At 31 March 2009, the group had an undrawn committed borrowing facility of up to £1,500m (2008: £1,500m). The facility is available for the period to January 2013. The group had an additional undrawn committed borrowing facility of £900m (2008: £935m), of which £800m (2008: £835m) was agreed in the 2009 financial year, with a further £100m being agreed after the balance sheet date in both 2009 and 2008. This facility is for a term of 364 days from March 2009 with a one-year term out.
     Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The group has no significant debt maturities until December 2010.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 77

32. Financial instruments and risk management continued
The group’s remaining contractually agreed cash flows, including interest, associated with financial liabilities based on undiscounted cash flows are as follows:

		Within one year, or	Between one and	Between two and	Between three and	Between four and
	Carrying amount	on demand	two years	three years	four years	five years	After five years
Outflow (inflow)[d]	£m	£m	£m	£m	£m	£m	£m

2009
Loans and borrowings	14,268
Principal		1,240	3,098	10	1,829	14	7,752
Interest		914	900	649	650	550	5,333
Trade and other payables[a]	5,409	5,409	–	–	–	–	–
Provisions[b]	166	59	17	15	13	8	119
Derivative financial instrument liabilities analysed based on earliest payment date[c]
Net settled	762	244	338	28	50	19	30
Gross settled	5
Outflow		414	113	–	–	–	–
Inflow		(409)	(113)	–	–	–	–

Total		7,871	4,353	702	2,542	591	13,234

Derivative financial instrument liabilities analysed based on holding instrument to maturity
Net settled	762	117	117	60	60	60	634
Gross settled	5
Outflow		414	113	–	–	–	–
Inflow		(409)	(113)	–	–	–	–

2008
Loans and borrowings	12,642
Principal		2,568	274	2,362	13	1,537	5,646
Interest		753	696	659	478	480	4,700
Trade and other payables[a]	5,966	5,966	–	–	–	–	–
Provisions[b]	127	31	25	16	14	13	66
Derivative financial instrument liabilities analysed based on earliest payment date[c]
Net settled	446	18	101	158	19	40	47
Gross settled	626
Outflow		480	526	1,701	86	211	351
Inflow		(393)	(337)	(1,318)	(47)	(147)	(327)

Total		9,423	1,285	3,578	563	2,134	10,483

Derivative financial instrument liabilities analysed based on holding investment to maturity
Net settled	446	18	18	18	20	20	66
Gross settled	626
Outflow		480	482	2,107	177	305	4,619
Inflow		(393)	(365)	(1,715)	(137)	(263)	(3,756)

a The carrying amount excludes £1,861m (2008: £1,756m) of current and £794m (2008: £707m) of non current trade and other payables which relate to non-financial liabilities.
b The carrying amount excludes £195m (2008: £50m) of current and £359m (2008: £169m) of non current provisions which relate to non-financial liabilities.
c Certain derivative financial instrument liabilities contain break clauses which, if exercised, require settlement of the derivative.
d Foreign currency related cash flows were translated at the closing rate as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.
Price risk management
The group has limited exposure to price risk.

78 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

32. Financial instruments and risk management continued
Hedging activities
The group had outstanding hedging activities as at 31 March 2009 as follows:

				Derivative fair value
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US dollar denominated	Interest rate swaps	Cash flow	2,913	–	446	2 to 22 years	Sterling
borrowings[a]							receivable at 3.0%
							Sterling
							payable at 5.9%
	Cross currency	Cash flow and	7,227	2,559	1	5 months to	Euro receivable
	swaps	fair value				22 years	at 6.0%
							US dollar receivable
							at 7.7%
							Sterling payable
							at 7.2%

Euro and US dollar step up	Forward currency	Cash flow	223	9	–	3 to 5		22 years
interest on currency	contracts					months
denominated borrowings[a]						rolling basis
Euro and US dollar	Forward currency	Cash flow	490	17	–	Less than
commercial paper[a]	contracts					3 months
						rolling basis
Purchase of US dollar	Forward currency	Cash flow	48	–	1	Less than		4 years
denominated fixed assets	contracts					1 month
Euro deferred consideration	Forward currency	Cash flow	50	1	–	Less than
on acquisition	contracts					5 months

a See note 14.
The group had outstanding hedging activities as at 31 March 2008 as follows:

Derivative fair value
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US dollar denominated	Interest rate swaps	Cash flow	2,913	1	207	3 to 23 years	Sterling
borrowings[a]							receivable at 6.1%
Sterling
payable at 5.9%
	Cross currency swaps	Cash flow and	6,433	340	625	1 to 23 years	Euro receivable
		fair value					at 5.9%
US dollar receivable
at 7.7%
Sterling payable
at 8.6%
Euro and US dollar step up interest	Forward currency	Cash flow	182	6	–	3 to 5		23 years
on currency denominated	contracts					months
borrowings[a]						rolling basis
Euro and US dollar commercial	Forward currency	Cash flow	95	14	–	Less than
paper[a]	contracts					5 months
rolling basis
Purchase of US dollar	Forward currency	Cash flow	115	–	1	Less than		5 years
denominated fixed assets	contracts					1 month

a See note 14.
Other derivatives
At 31 March 2009, the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £533m for purchases of currency (2008: £295m) and had a maturity period of under nine months (2008: under nine months). Interest rate swaps not in hedging relationships under IAS 39 had a notional principal amount of £1.9bn (2008: £1.9bn) and mature between 2014 and 2030 (2008: 2014 and 2030). The interest receivable under these swap contracts is at a weighted average rate of 6% (2008: 6.9%) and interest payable is at a weighted average rate of 7.6% (2008: 8.5%). The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements. The group entered into credit default swap contracts to economically hedge part of its US dollar denominated derivative financial assets. These contracts had a notional principal of $90m (2008: $nil) and mature within one year. The group entered into a low cost borrowing structure during 2008 which was marginally earnings positive after tax. The structure included a forward currency contract for the sale of currency with a notional principal of £512m which had matured by 31 March 2008 realising a loss of £26m.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 79

32. Financial instruments and risk management continued
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to their fair value on the balance sheet at 31 March 2009 and 2008. The carrying amounts are included in the group balance sheet under the indicated headings. The fair value of the financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent reset of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist or the carrying value of floating rate borrowings approximated to their fair values due to the frequent reset of interest rates to market rates. The fair value of the group’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models taking into account market rates of interest and foreign exchange at the balance sheet date.

	Carrying amount		Fair value
	2009	2008	2009	2008
	£m	£m	£m	£m

Financial liabilities
Listed bonds, debentures and notes	12,189	9,298	11,384	9,436
Finance leases	332	320	366	347
Other loans and borrowings	1,747	3,024	1,699	2,990

80 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the consolidated financial statements

GLOSSARY OF TERMS AND US EQUIVALENTS

Term used in UK annual report
Accounts
Associates
Capital allowances
Capital redemption reserve
Finance lease
Financial year
Freehold
Interests in associates and joint ventures
Leaver costs
Loans to associates and joint ventures
Own work capitalised

Provision for doubtful debts
Provisions
Statement of recognised income and expense
Reserves
Share premium account
US equivalent or definition
Financial statements
Equity investees
Tax depreciation
Other additional capital
Capital lease
Fiscal year
Ownership with absolute rights in perpetuity
Securities of equity investees
Termination benefits
Indebtedness of equity investees not current
Costs of labour engaged in the construction of plant and equipment for internal use
Allowance for bad and doubtful accounts receivable
Long-term liabilities other than debt and specific accounts payable
Comprehensive income
Shareholders’ equity other than paid-up capital
Additional paid-in capital or paid-in surplus (not distributable)

Glossary of terms and US equivalents	British Telecommunications plc Annual Report and Form 20-F 2009 81

REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY
Independent auditors’ report to the members of British Telecommunications plc
We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2009 which comprise the balance sheet, the accounting policies and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. These parent company financial statements are set out on pages 83 to 98.
     We have reported separately on the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2009. This separate report is set out on page 28.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of directors’ responsibilities.
     Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the parent company financial statements.
     In addition, we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
     We read other information contained in the Annual Report and Form 20-F and consider whether it is consistent with the audited parent company financial statements. The other information comprises all information set out in the contents listing on page 1, except for the consolidated financial statements and parent company financial statements of British Telecommunications plc. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.
Opinion
In our opinion:
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 March 2009;

•	the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Report of the Directors is consistent with the parent company financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
15 May 2009

82 British Telecommunications plc Annual Report and Form 20-F 2009	Report of the independent auditors – parent company

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC
BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES
I Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 1985. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.
     As permitted by Section 230(3) of the Companies Act 1985, the company’s profit and loss account has not been presented.
     The BT plc consolidated financial statements for the year ended 31 March 2009 contain a consolidated statement of cash flows. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’ not to present its own cash flow statement.
     The BT plc consolidated financial statements for the year ended 31 March 2009 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’ not to disclose transactions with other members of the BT Group.
     The BT plc consolidated financial statements for the year ended 31 March 2009 contain financial instruments disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted by FRS 29 from providing its disclosure requirements in respect of financial instruments.
     In the 2009 financial year, amounts due from group companies have been reclassified between current ‘Other investments’ and fixed asset ‘Other investments’ and Loans and borrowings due within one year and loans and borrowings due after more than one year which is considered to be a more appropriate classification given the amounts are not expected to be settled within 12 months of the balance sheet date. In addition, amounts owed by parent undertakings within current asset debtors were reclassified to fixed asset ‘Other investments’ which is also considered to be a more appropriate classification. Balance sheet comparative amounts at 31 March 2008 have been reclassified to reduce current ‘Other investments’ by £15,769m, reduce current ‘Debtors’ by £3,602m, reduce loans and borrowings falling due within one year by £36,898m, increase fixed asset ‘Other investments’ by £18,162m and increase loans and borrowings falling due after more than one year by £35,689m to provide a more consistent presentation.
II Turnover
Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover from the rendering of services and the sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the company, and the amount of turnover and the associated costs can be measured reliably. Where the company acts as agent in a transaction it recognises turnover net of directly attributable costs.
     Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Turnover from calls is recognised at the time the call is made over the company’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the company’s network.
     Turnover from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
     Turnover from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts turnover is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, turnover is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, turnover is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs or other measures of completion, such as contract milestone or customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract is deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is immediately recognised.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria applied to each element as described above.
III Research and development
Expenditure on research and development is written off as incurred.
IV Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations is charged over the period of the finance lease and represents a constant proportion of the balance of capital repayments outstanding.
     If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2009 83

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases by the lessee. Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the profit and loss account immediately.
V Foreign currencies
Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.
Vl Goodwill
Goodwill, arising from the purchase of businesses, represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     If a business is subsequently sold, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.
VII Tangible fixed assets
Tangible fixed assets are stated at historical cost less depreciation.
Cost
Cost in the case of network infrastructure and equipment includes direct labour, contractors’ charges, payments on account, materials, direct labour and directly attributable overheads.
Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, so as to write off the costs over the estimated useful life taking into account any expected residual values. Freehold land is not subject to depreciation.
     The lives assigned to other significant tangible fixed assets are:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter

Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Radio and repeater equipment	2 to 25 years
Exchange equipment	2 to 13 years
Payphones, other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 5 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually, and if necessary changes are recognised prospectively.
VIII Asset impairment (non-financial assets)
Fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.
     An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.
IX Stocks
Stocks mainly comprise items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
X Redundancy costs
Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits.
     Redundancy or leaver costs are charged against profit in the year in which the company is demonstrably committed to the employees leaving the company.
XI Post retirement benefits
The company operates a funded defined benefit pension plan, which is administered by an independent trustee for the majority of its employees.
     The company’s net obligation in respect of defined benefit pension plans, is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the scheme assets.
     The profit and loss account charge is split between an operating charge and a net finance charge. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustees at intervals of not more than three years to determine the rates of contribution payable. The pension cost is determined on advice of the company’s actuary, having regard to the results of these trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
XII Share based payment
The ultimate parent undertaking, BT Group plc, has a number of employee share schemes and share option plans, as detailed in note 30 in the BT plc consolidated financial statements, under which it makes equity settled share based payments to certain employees of the company. Equity settled share based payments are measured at fair value at the date of grant after taking into account the company’s best estimate of the number of awards expected to vest. For share based payments to employees of the company, the fair value determined at

84 British Telecommunications plc Annual Report and Form 20-F 2009	Parent company accounting policies

the date of grant is expensed on a straight line basis together with a corresponding increase in equity over the vesting period.
     Fair value is measured using either the Binomial or Monte Carlo model, whichever is the most appropriate.
XIII Deferred Taxation
Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.
XIV Dividends
Interim and final dividends are recognised when they are paid.
XV Provisions
Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Provisions are discounted to present value where the effect is material.
XVI Financial instruments
Financial assets
Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the income statement.
Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market other than:
•	those that the company intends to sell immediately or in the short-term, which are classified as held for trading;

•	those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.
Fixed asset investments
Fixed asset investments are stated at cost net of permanent diminution in value.
Available-for-sale financial assets
Non derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses which are recognised in the profit and loss account) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account, in the line which most appropriately reflects the nature of the item or transaction.
Debtors
Trade debtors are initially recognised at fair value, which is usually the original invoiced amount and subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is evidence of a risk of non-payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash
Cash includes cash in hand, bank deposits repayable on demand and bank overdrafts.
Impairment of financial assets
The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the profit and loss account. Reversals of impairment losses on debt instruments are taken through the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the profit and loss account.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Creditors
Creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or other borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2009 85

the effective interest method and if included in a fair value hedge relationship are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements are recognised in the profit and loss account.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The company uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and initially recognised and subsequently measured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the profit and loss account in net finance income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they are not designated in a hedging relationship or have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months and are designated in a hedge relationship, they are classified within either non current assets or non current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non-financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same profit and loss account line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitments, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the profit and loss account, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective. Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance income.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur. Under a cash flow hedge the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account. Under a hedge of a net investment the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the profit and loss account as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the profit and loss account using the effective interest method over the remaining term of the hedged item.

86 British Telecommunications plc Annual Report and Form 20-F 2009	Parent company accounting policies

PARENT COMPANY BALANCE SHEET
As at 31 March
British Telecommunications plc parent company balance sheet

		2009	2008
	Notes	£m	£m

Fixed assets
Intangible assets	1	382	408
Tangible assets	2	15,365	15,270
Derivative financial instruments	3	2,456	310
Investments in subsidiary undertakings, associates and joint ventures	4	44,584	45,572
Other investments	5	18,813	18,478

Total fixed assets		81,600	80,038

Current assets
Stocks		75	86
Debtors	6	3,853	4,327
Derivative financial instruments	3	244	77
Other investments	5	3,562	4,303
Cash at bank and in hand		27	187

Total current assets		7,761	8,980

Creditors: amounts falling due within one year
Loans and other borrowings	7	5,061	9,297
Derivative financial instruments	3	340	267
Other creditors	8	5,766	5,789

Total creditors: amounts falling due within one year		11,167	15,353

Net current liabilities		(3,406)	(6,373)

Total assets less current liabilities		78,194	73,665

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	60,564	55,653
Derivative financial instruments	3	427	805
Other creditors	9	738	675

Total creditors: amounts falling due after more than one year		61,729	57,133

Provisions for liabilities and charges
Deferred taxation	10	1,811	1,818
Other provisions	10	579	286

Total provisions for liabilities and charges		2,390	2,104

Net assets excluding pension (obligation) asset		14,075	14,428

Pension (obligation) asset	16	(2,793)	2,054

Net assets including pension (obligation) asset		11,282	16,482

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	12	8,000	8,000
Other reserves	13	1,238	821
Profit and loss account	12	(128)	5,489

Equity shareholders’ funds		11,282	16,482

The financial statements of the company on pages 83 to 98 were approved by the board of directors on 14 May 2009 and were signed on its behalf by
Tony Chanmugam
Director

Parent company balance sheet	British Telecommunications plc Annual Report and Form 20-F 2009 87

NOTES TO THE FINANCIAL STATEMENTS

1. Intangible fixed assets

Goodwill
£m

Cost
1 April 2008 and 31 March 2009	473

Accumulated amortisation
1 April 2008	65
Charge for the year	26

At 31 March 2009	91

Net book value
At 31 March 2009	382

At 31 March 2008	408

2. Tangible fixed assets

			Network		Assets
			infrastructure		in course of
	Land and buildings	[a]	and equipment [b]	Other [c]	construction	Total
	£m		£m	£m	£m	£m

Cost
1 April 2008	629		35,496	3,026	1,949	41,100
Additions	1		83	316	2,311	2,711
Transfers	17		2,008	1,038	(3,063)	–
Disposals and adjustments	–		(277)	(578)	(58)	(913)

At 31 March 2009	647		37,310	3,802	1,139	42,898

Accumulated depreciation
1 April 2008	300		23,845	1,709	–	25,854
Charge for the year	27		1,626	649	–	2,302
Disposals and adjustments	–		(274)	(321)	–	(595)

At 31 March 2009	327		25,197	2,037	–	27,561

Net book value at 31 March 2009	320		12,113	1,765	1,139	15,337
Engineering stores	–		–	–	28	28

Total tangible fixed assets at 31 March 2009	320		12,113	1,765	1,167	15,365

Net book value at 31 March 2008	329		11,651	1,317	1,949	15,246
Engineering stores	–		–	–	24	24

Total tangible fixed assets at 31 March 2008	329		11,651	1,317	1,973	15,270

					2009	2008
					£m	£m

[a] The net book value of land and buildings comprised:
Freehold					235	237
Long leases (over 50 years unexpired)					14	16
Short leases					71	76

Total net book value of land and buildings					320	329

b The net book value of assets held under finance leases included within network infrastructure and equipment at 31 March 2009 was £960m (2008: £679m). The depreciation charge on those assets for the year ended 31 March 2009 was £245m (2008: £259m).
c Other mainly comprises software, computers and motor vehicles.

88 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the financial statements

3. Derivative financial instruments

	2009		2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Interest rate swaps – cash flow hedge	–	446	1	207
Other interest rate swaps	107	316	25	239
Cross currency swaps – cash flow hedge	2,541	1	340	605
Cross currency swaps – fair value hedge	18	–	–	20
Forward foreign exchange contracts – cash flow hedge	27	1	20	1
Other forward foreign exchange contracts	7	2	1	–
Credit default swaps	–	1	–	–

	2,700	767	387	1,072

Analysed as:
Current	244	340	77	267
Non current	2,456	427	310	805

	2,700	767	387	1,072

Details of hedges in which the derivatives are utilised are disclosed in note 19.
4. Investments in subsidiary undertakings, associates and joint ventures

		Associates
	Subsidiary	and joint
	undertakings	ventures	Total
	£m	£m	£m

Cost
1 April 2008	62,357	8	62,365
Additions[a]	551	–	551
Disposals[b]	(14,278)	–	(14,278)

Total cost at 31 March 2009	48,630	8	48,638

Provisions and amounts written off
1 April 2008	16,787	6	16,793
Disposals	(12,739)	–	(12,739)

Total provisions and amounts written off at 31 March 2009	4,048	6	4,054

Net book value at 31 March 2009	44,582	2	44,584

Net book value at 31 March 2008	45,570	2	45,572

a Additions in 2009 include new shareholdings in Newgate Leasing Limited (£430m) and BT Holdings Limited (£55m).
b Disposals in 2009 mainly related to the utilisation of provisions relating to the liquidation of Interkom Holdings (£12,746m) and a decrease in the shareholding in BT Netherlands 4 BV (£1,511m).
Details of the principal operating subsidiary undertakings and associate are set out on page 98.
5. Other investments

	2009	2008
	£m	£m

Fixed assets
Available-for-sale assets	16	28
Loans and receivables	3	1
Loans to group undertakings	18,794	18,449

	18,813	18,478

Current assets
Available-for-sale	151	439
Loans and receivables	716	671
Loans to group undertakings	2,695	3,193

	3,562	4,303

Available-for-sale
Current available-for-sale financial assets consist of floating rate liquidity fund deposits denominated in Sterling of £97m (2008: £335m), Euro of £41m (2008: £81m) and US dollars of £13m (2008: £23m) which are immediately accessible to the company to manage liquidity.
     Non current available-for-sale financial assets include an investment in the shares of the ultimate parent company, BT Group plc of £7m (2008: £22m). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan, and the Deferred Bonus Plan.
Loans and receivables
Loans and receivable financial assets mainly consist of fixed term debt securities denominated in Sterling with a fixed coupon.
Loans to group undertakings
Loans to group undertakings which total £21,489m (2008: £21,642m) are mainly denominated in Sterling of £18,650m (2008: £19,968m), Euro of £1,200m (2008: £1,064m) and US dollars of £1,219m (2008: £266m).

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 89

6. Debtors

	2009	2008
	£m	£m

Debtors due within one year
Trade debtors	955	1,070
Amounts owed by group undertakings	–	31
Amount owed by parent undertakings	901	531
Other debtors	129	175
Current tax receivable	246	–
Accrued income	757	932
Prepayments	581	777

	3,569	3,516

Debtors due after more than one year
Other assets[a,b]	284	811

Total debtors	3,853	4,327

a Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.
b The decrease in Other assets in 2009 reflects the impact of the BT Global Services contract and financial review charges.
7. Loans and other borrowings

	2009	2008
	£m	£m

Sterling 6.375% bonds June 2037[b]	521	521
US dollar 9.125% (2008: 9.125%) notes December 2030 (minimum 8.625%a)[b]	1,914	1,380
Sterling 5.75% bonds December 2028	608	608
Sterling 3.5% indexed linked notes April 2025	330	315
Sterling 8.625% bonds March 2020	298	298
US dollar 5.95% bonds January 2018[b]	777	563
Sterling 6.625% bonds June 2017[b]	524	524
Sterling 8.0% (2008: 8.0%) notes December 2016 (minimum 7.5%a)	713	712
Euro 6.5% bonds July 2015[b]	973	–
Euro 5.25% bonds June 2014[b]	723	622
Euro 5.25% bonds January 2013[b]	935	812
US dollar 5.15% bonds January 2013[b]	599	434
Euro 7.375% (2008: 7.375%) notes February 2011 (minimum 6.875%a)[b]	1,051	903
US dollar 8.625% (2008: 8.625%) notes December 2010 (minimum 8.125%a)[b]	2,074	1,496
US dollar 8.765% bonds from group undertakings August 2009[c,f]	149	110

Total listed bonds, debentures and notes	12,189	9,298

Finance leases	12	15
Finance leases with group undertakings[f]	477	445

Total finance leases	489	460

Commercial paper[b,d]	715	107
Sterling 6.35% bank loan due August 2012	312	312
Sterling floating rate note 2008-2009 (average effective interest rate 4.2% (2008: 5.2%))	28	36
Sterling floating rate loan 2008-2009 (average effective interest rate in 2008: 6.7%)	–	402
Sterling floating rate loan 2008 (average effective interest rate in 2008: 6.3%)	–	351
Sterling floating rate loan 2008 (average effective interest rate in 2008: 6.4%)	–	100
Other loans 2008-2012	–	3
Bank overdrafts	160	256
Loans from group undertakings[e,f]	51,732	53,625

Total other loans and borrowings	52,947	55,192

Total loans and other borrowings	65,625	64,950

a The interest rate payable on these notes will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduces the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above. On 31 March 2009, both Moody’s and S&P downgraded BT’s credit rating by one ratings category to Baa2 and BBB, respectively. At the next coupon date in the 2010 financial year, the rate payable on these bonds will therefore increase by 0.5 percentage points.
b Hedged in a designated cash flow hedge.
c Hedged in a designated cash flow and fair value hedge.
d Commercial paper is denominated in Sterling £209m (2008: £nil) and Euro £506m (2008: £107m).
e Includes fixed interest bonds issued to group undertakings amounting to £5,916m (2008: £5,635m) Sterling and £50m (2008: £41m) Euros with maturities between 2009 and 2025.
f Loans from group undertakings are mainly denominated in Sterling of £49,518m (2008: £52,008m), Euro of £1,512m (2008: £1,512m) and US dollars of £1,183m (2008: £613m).
The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.

90 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the financial statements

7. Loans and other borrowings continued

	2009	2008
	£m	£m

Repayments falling due as follows:
Within one year, or on demand	5,061	9,297
Between one and two years	116	357
Between two and three years	3,183	2,414
Between three and four years	61	52
Between four and five years	1,819	1,533
After five years	55,383	51,294
Total due for repayment after more than one year	60,562	55,650

Total repayments	65,623	64,947
Fair value adjustments for hedged risk	2	3

Total loans and other borrowings	65,625	64,950

			Repayment of outstanding
	Minimum lease payments		lease obligations
	2009	2008	2009	2008
	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	189	224	177	208
In the second to fifth years inclusive	336	285	310	250
After five years	2	2	2	2

	527	511	489	460
Less: future finance charges	(38)	(51)	–	–

Total finance lease obligations	489	460	489	460

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.
8. Other creditors: falling due within one year

	2009	2008
	£m	£m

Trade creditors	2,513	2,897
Amounts owed to group undertakings	1,109	438
Corporation taxes	–	189
Other taxation and social security	409	462
Other creditors	338	328
Accrued expenses	256	413
Deferred income	1,141	1,062

Total other creditors	5,766	5,789

9. Other creditors: falling due after more than one year

	2009	2008
	£m	£m

Other creditors	738	675

10. Provisions for liabilities and charges

			Other
	Property provisions	[a]	provisions	[b]	Total
Provisions for liabilities and charges excluding deferred taxation	£m		£m		£m

Balances at 1 April 2008	210		76		286
Profit and loss account charge	8		363		371
Unwind of discount	3		–		3
Utilised in the year	(49)		(32)		(81)

Total provisions at 31 March 2009	172		407		579

a Property provisions mainly comprise onerous lease provisions on rationalisation of the company’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from 1 to 23 years. Financial liabilities comprise £166m (2008: £127m) of this balance.
b Other provisions includes:
–	Amounts provided in relation to property restructuring and rationalisation, following the 2009 BT Global Services operational review. The cash outflows associated with this provision are expected to occur over the next two years, the majority of which will be in 2010.

–	Amounts provided in relation to the BT Global Services contract and financial review charges, which will be utilised as the obligations are settled, the timing of which is currently uncertain.

–	Amounts provided for the estimated incremental and directly attributable costs arising from the group’s obligation to set up Openreach and deliver the undertakings, which will be utilised over two years.

–	Amounts provided for legal or constructive obligations arising from insurance claims and litigation, which will be utilised as the obligations are settled.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 91

10. Provisions for liabilities and charges continued
Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

£m

Balance at 1 April 2008	1,818
(Credit) recognised in the profit and loss account	(106)
Charge recognised in reserves	99

Deferred tax provision at 31 March 2009	1,811

	2009	2008
	£m	£m

Tax effect of timing differences due to:
Excess capital allowances	1,863	2,010
Share based payments	(8)	(34)
Other	(44)	(158)

Total provision for deferred taxation	1,811	1,818

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 16.
11. Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2009 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.
     The allotted, called up and fully paid share capital of the company was £2,172m at 31 March 2009 (2008: £2,172m), representing 8,689,755,905 (2008: 8,689,755,905) ordinary shares.
12. Reconciliation of movement in equity shareholders’ funds

		Share			Profit
	Share	premium		Other	and loss
	capital	account	[a]	reserves [a,c]	account	Total
	£m	£m		£m	£m	£m

At 1 April 2007	2,172	8,000		693	7,402	18,267
Profit for the year[b]	–	–		–	777	777
Actuarial gain	–	–		–	2,621	2,621
Deferred tax on actuarial gain	–	–		–	(804)	(804)
Dividends	–	–		–	(4,545)	(4,545)
Share based payment	–	–		–	38	38
Tax on items taken directly to equity	–	–		(32)	–	(32)
Loss on available-for-sale assets	–	–		(8)	–	(8)
Increase in fair value of cash flow hedges	–	–		446	–	446
Reclassified and reported in non current assets	–	–		11	–	11
Recognised in profit and loss in the year	–	–		(289)	–	(289)

At 1 April 2008	2,172	8,000		821	5,489	16,482
Profit for the year[b]	–	–		–	345	345
Actuarial losses	–	–		–	(7,025)	(7,025)
Deferred tax on actuarial losses	–	–		–	1,967	1,967
Dividends	–	–		–	(925)	(925)
Share based payment	–	–		–	21	21
Tax on items taken directly to equity	–	–		(155)	–	(155)
Loss on available-for-sale assets	–	–		(12)	–	(12)
Increase in fair value of cash flow hedges	–	–		2,719	–	2,719
Reclassified and reported in non current assets	–	–		(5)	–	(5)
Recognised in profit and loss in the year	–	–		(2,130)	–	(2,130)

At 31 March 2009	2,172	8,000		1,238	(128)	11,282

a The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.
b As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £345m (2008: £777m) before dividends paid of £925m (2008: £4,545m).
c A breakdown of other reserves is provided in note 13.

92 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the financial statements

13. Reconciliation of movement in other reserves

	Available-for-sale	Cash flow	Capital redemption	Total
	reserve	reserve	reserve	other reserves
	£m	£m	£m	£m

At 1 April 2007	10	(69)	752	693
Loss on available-for-sale assets	(8)	–	–	(8)
Net fair value gains	–	446	–	446
Recognised in profit and loss in the year	(6)	(283)	–	(289)
Reclassified and reported in non current assets	–	11	–	11
Tax on items taken directly to equity	–	(32)	–	(32)

At 1 April 2008	(4)	73	752	821
Loss on available-for-sale assets	(12)	–	–	(12)
Net fair value gains	–	2,719	–	2,719
Recognised in profit and loss in the year	3	(2,133)	–	(2,130)
Reclassified and reported in non current assets	–	(5)	–	(5)
Tax on items taken directly to equity	–	(155)	–	(155)

At 31 March 2009	(13)	499	752	1,238

14. Related party transactions
The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.
     Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.
     The results of the company are included in the consolidated financial statements of BT Group plc. Consequently, the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’, from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.
15. Financial commitments and contingent liabilities

	2009	2008
	£m	£m

Contracts placed for capital expenditure not provided in the accounts	433	724

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	22	13
Between one and five years	136	120
After five years	345	366

Total payable within one year	503	499

Operating lease commitments were mainly in respect of leases of land and buildings.
     At 31 March 2009, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the company’s business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the company generally carries its own risks.
     The company has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum exposure is US$110m as at 31 March 2009 (2008: US$72m), approximately £77m (2008: £36m), although this could increase by a further US$399m (2008: US$402m), approximately £278m (2008: £202m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the company.
     There have been criminal proceedings in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS (universal mobile telecommunication system) auction in 2000. Blu, in which BT held a minority interest, participated in that auction process. On 20 July 2005, the former BT employee was found not culpable of the fraud charge brought by the Rome Public Prosecutor. All the other defendants were also acquitted. The Public Prosecutor has appealed the court’s decision. If the appeal is successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such claim.
     The European Commission formally investigated the way the UK government set BT’s property rates and those paid by Kingston Communications, and whether or not the Government complied with European Community Treaty rules on state aid. It concluded that no state aid had been granted. The Commission’s decision has now been appealed, but the company continues to believe that any allegation of state aid is groundless, and that the appeal will not succeed.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 93

16. Retirement benefits
Background
The company offers retirement benefit plans to its employees. The company’s main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme. This scheme has been closed to new entrants since 31 March 2001 when it was replaced by a defined contribution scheme, the BT Retirement Plan (BTRP). The total pension cost of the company for the year included within staff costs was £500m (2008: £600m). The total cost relating to the BTPS was £455m (2008: £561m), of which £451m (2008: £557m) was borne by the company. An element of the total charge relating to the BTPS is recharged to fellow subsidiary undertakings who are participating employers in the pension scheme. The company retains the full liability of the BTPS.
Defined contribution schemes
The profit and loss charge in respect of defined contribution schemes represents the contribution payable by the company based on a fixed percentage of employees’ pay. The pension cost for the year in respect of the company’s main defined contribution scheme was £47m (2008: £37m) and £4m (2008: £3m) of contributions were outstanding at 31 March 2009.
Defined benefit schemes
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the trust deed of the BTPS, there are nine trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustees. Four trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the trustee directors will normally hold senior positions with the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment.
     The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2009, the schemes assets did not include any ordinary shares of the ultimate parent company, BT Group plc. At 31 March 2008, the UK equities included 10m ordinary shares of the ultimate parent company, BT Group plc, with a market value of £22m.
Amounts recognised in respect of defined benefit schemes
The net pension asset (obligation) is set out below:

	2009			2008
		Present			Present
		value of	Asset		value of	Asset
	Assets	liabilities	(obligation)	Assets	liabilities	(obligation)
	£m	£m	£m	£m	£m	£m

BTPS	29,227	(33,070)	(3,843)	37,331	(34,444)	2,887
Other schemes	–	(38)	(38)	–	(34)	(34)

Total (deficit) asset	29,227	(33,108)	(3,881)	37,331	(34,478)	2,853
Deferred tax asset (liability)			1,088			(799)

Net pension (obligation) asset			(2,793)			2,054

Amounts recognised in the profit and loss account in respect of the group’s pension schemes are as follows:

	2009	2008
	£m	£m

Current service cost (including defined contribution schemes)	500	600

Total operating charge	500	600
Expected return on pension scheme assets	(2,621)	(2,448)
Interest on pension scheme liabilities	2,308	2,028

Net finance income	(313)	(420)

Amount charged to profit before taxation	187	180

An analysis of actuarial gains and losses and the actual return on plan assets is shown below:

	2009	2008
	£m	£m

Actuarial (loss) gain	(7,025)	2,621
Cumulative actuarial (loss) gain	(568)	6,457
Actual return on plan assets	(6,819)	(124)

94 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the financial statements

16. Retirement benefits continued
Changes in the present value of the defined benefit pension obligation are as follows:

	2009	2008
	£m	£m

Opening defined benefit pension obligation	(34,478)	(38,615)
Service cost	(455)	(561)
Interest cost	(2,308)	(2,028)
Contributions by employees	(17)	(19)
Actuarial gain	2,415	5,194
Benefits paid	1,735	1,551

Closing defined benefit pension obligation	(33,108)	(34,478)

The present value of the obligation is derived from long-term cash flow projections and is thus inherently uncertain.
     Changes in the fair value of plan assets are as follows:

	2009	2008
	£m	£m

Opening fair value of plan assets	37,331	38,287
Expected return	2,621	2,448
Actuarial (loss) gain	(9,440)	(2,572)
Contributions by employer	433	700
Contributions by employees	17	19
Benefits paid	(1,735)	(1,551)

Closing fair value of plan assets	29,227	37,331

The expected long-term rate of return and fair values of the assets of the BTPS at 31 March are disclosed in note 27 of the consolidated financial statements.
     The history of experience gains and losses which have been recognised under FRS 17 were:

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(33,108)	(34,478)	(38,615)	(38,042)	(34,307)
Fair value of plan assets	29,227	37,331	38,287	35,550	29,550

Net pension (obligation) asset	(3,881)	2,853	(328)	(2,492)	(4,757)
Experience adjustment on defined benefit obligation – (loss)/gain	(238)	(22)	190	(527)	(437)
Percentage of the present value of the defined benefit obligation	0.7%	0.1%	0.5%	1.4%	1.3%
Experience adjustment on plan assets – (loss) gain	(9,440)	(2,572)	977	4,846	1,664
Percentage of the plan assets	32.3%	6.9%	2.6%	13.6%	5.6%

The company expects to contribute approximately £775m to the BTPS in 2010, including deficiency contributions of £525m.
     Details of the measurement of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 27 of the consolidated financial statements of BT plc.
17. Employees and Directors
The average number of persons employed by the company (including Directors) during the year was:

	2009	2008
	000	000

Average monthly number of employees	86.8	91.2

The aggregate staff costs were as follows:

	2009	2008
	£m	£m

Wages and salaries	3,353	3,604
Share-based payment	21	60
Social security	286	310
Other pension costs	500	600

	4,160	4,574

18. Directors’ remuneration
Information covering Directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 28 to the consolidated financial statements of BT plc.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 95

19. Derivatives
The majority of the company’s long-term listed bonds, debentures and notes have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2009 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
     The company also uses financial instruments to hedge some of its currency exposures arising from its short-term investment funds, assets, liabilities and forward purchase commitments. The financial instruments used comprise forward currency contracts.
     The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
Hedging activities
The group had outstanding hedging activities as at 31 March 2009 as follows:

Derivative fair value
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US dollar	Interest rate swaps	Cash flow	2,913	–	446	2 to 22 years	Sterling
denominated							receivable at 3.0%
borrowings[a]							Sterling
payable at 5.9%
	Cross currency	Cash flow and	7,227	2,559	1	5 months to	Euro receivable
	swaps	fair value				22 years	at 6.0%
US dollar receivable
at 7.7%
Sterling
payable at 7.2%
Euro and US dollar step up	Forward currency	Cash flow	223	9	–	3 to 5		22 years
interest on currency	contracts					months
denominated borrowings[a]						rolling basis
Euro and US dollar	Forward currency	Cash flow	490	17	–	Less than
commercial paper[a]	contracts					3 months
rolling basis
Purchase of US dollar	Forward currency	Cash flow	48	–	1	Less than		4 years
denominated fixed assets	contracts					1 month
Euro deferred	Forward currency	Cash flow	50	1	–	Less than
consideration on acquisition	contracts					5 months

[a] Refer to note 7.
The group had outstanding hedging activities as at 31 March 2008 as follows:

Derivative fair value
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US dollar	Interest rate swaps	Cash flow	2,913	1	207	3 to 23 years	Sterling
denominated							receivable at 6.1%
borrowings[a]							Sterling
payable at 5.9%
	Cross currency swaps	Cash flow and	6,433	340	625	1 to 23 years	Euro receivable
		fair value					at 5.9%
US dollar receivable
at 7.7%
Sterling
payable at 8.6%
Euro and US dollar step up	Forward currency	Cash flow	182	6	–	3 to 5		23 years
interest on currency	contracts					months
denominated borrowings[a]						rolling basis
Euro and US dollar	Forward currency	Cash flow	95	14	–	Less than
commercial paper[a]	contracts					5 months
rolling basis
Purchase of US dollar	Forward currency	Cash flow	115	–	1	Less than		5 years
denominated fixed assets	contracts					1 month

[a] Refer to note 7.

96 British Telecommunications plc Annual Report and Form 20-F 2009	Notes to the financial statements

19. Derivatives continued
Other derivatives
At 31 March 2009, the company held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with FRS 26. Foreign currency forward contracts were economically hedging operational purchases and sales and had a notional principal amount of £533m for purchases of currency (2008: £295m) and a maturity period of under nine months (2008: under nine months). Interest rate swaps not in hedging relationships under FRS 26 had a notional principal amount of £1.9bn (2008: £1.9bn) and mature between 2014 and 2030 (2008: 2014 and 2030). The interest receivable under these swap contracts is at a weighted average rate of 6% (2008: 6.9%) and interest payable is at a weighted average rate of 7.6% (2008: 8.5%). The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements. The company entered into credit default swap contracts to economically hedge part of its dollar denominated derivative financial assets. These contracts had a notional principal of $90m (2008: $nil) and mature within one year.
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2009 and 2008. The carrying amounts are included in the company balance sheet under the indicated headings. The fair value of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. In particular, the fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent reset of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, debentures, notes, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The carrying value of floating rate borrowings approximated to their fair values due to the frequent reset of interest rates to market rates. The fair value of the company’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the company would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value
	2009	2008	2009	2008
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds, debentures and notes	12,189	9,298	11,384	9,436
Finance leases	489	460	523	487
Other loans and borrowings	52,947	55,192	53,674	55,068

20. Audit Services
Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 31 to the consolidated financial statements of BT plc.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2009 97

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE
The table below gives brief details of the group’s principala operating subsidiaries and associateb at 31 March 2009. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation.

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[c]	of operations[d]

Basilica Computing Limited[e,f]	IT solutions provider	100% ordinary	UK

BT Americas Inc[d,e]	Communication related services, systems integration and products provider	100% common	International

BT Australasia Pty Limited[e]	Communication related services and products provider	100% ordinary 100% preference	Australia

BT Centre Nominee 2 Limited[e]	Property holding company	100% ordinary	UK

BT Communications Ireland Limited[e]	Telecommunication service provider	100% ordinary	Ireland

BT Conferencing Inc[e]	Audio, video and web collaboration service provider	100% common	USA

BT Conferencing Video Inc[g]	Audio, video and web collaboration service provider	100% common	USA

BT Convergent Solutions Limited[e]	Communication related services and products provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, SAe	Communication related services and products provider	100% ordinary	Spain

BT Fleet Limited[e]	Fleet management company	100% ordinary	UK

BT France SAe	Communication related services, systems integration and products provider	100% ordinary	France

BT Frontline Pte Ltd[e,h]	Communication related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co oHG[e]	Communication related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[e]	Communications related services	100% ordinary	India

BT Global Services Limited[e]	International telecommunication network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[e]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong

BT Infrastructures Critiques[e,i]	IT systems and network provider	100% ordinary	France

BT INS Inc[e]	Information telecommunication consulting and software solutions provider	100% common	USA

BT Italia SpA[e]	Communication related services and products provider	97.3% ordinary	Italy

BT Limited[e]	International telecommunication network systems provider	100% ordinary	International

BT Nederland NV	Communication related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited	Payment services provider	100% ordinary	UK

BT Professional Services Nederland BVe	Systems integration and application development	100% ordinary	Netherlands

BT Services SAe,i	Technology consulting and engineering services	98.9% ordinary	France

BT Singapore Pte Ltd[e]	Communication related services and products provider	100% ordinary	Singapore

BT US Investments Limited[b,e]	Investment holding company	100% ordinary	Jersey

Communications Global Network Services Limited[d,e]	Communication related services and products provider	100% ordinary	International

Communications Networking Services (UK)[e]	Communication related services and products provider	100% ordinary	UK

dabs.com plc	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[e]	Global managed network service provider	100% common	USA

Infonet USA Corporation[e]	Global managed network service provider	100% common	USA

Radianz Americas Inc[e]	Global managed network service provider	100% preference	USA
100% common

a The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.
b The principal operating subsidiaries (listed above) have a reporting date of 31 March, except BT US Investments Limited which changed its reporting date to 31 October in order to meet its corporate objectives.
c The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
d All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the USA and Bermuda respectively.
e Held through intermediate holding company.
f On 1 April 2009, Basilica Computing Limited sold its business and net assets to BT Lynx Limited. BT Lynx Limited changed its name to BT Engage Limited on 1 April 2009.
g In June 2008, Wire One Communications Inc changed its name to BT Conferencing Video Inc.
h In April 2008, Frontline Technologies Corporation Limited changed its name to BT Frontline Pte Ltd.
i On 1 April 2009, BT Infrastructures Critiques sold its business and net assets to NET2S SA. Net2S SA changed its name to BT Services SA on 1 April 2009.

		Share capital
			Percentage	Country
Associate	Activity	Issued[j]	owned[l]	of operations	[k]

Tech Mahindra Limited	IT systems integrator and transformation consultancy provider	121,733,634	34.5%	India

j Issued share capital comprises ordinary or common shares, unless otherwise stated.
k Incorporated in the country of operations.
l Held through an intermediate holding company.

98 British Telecommunications plc Annual Report and Form 20-F 2009	Subsidiary undertakings and associate

ADDITIONAL INFORMATION FOR SHAREHOLDERS
Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: revenue; EBITDA before specific items and leaver costs; expected levels of free cash flow; expected cost savings and reductions in operating costs; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in networked IT services, broadband and mobility; BT’s network development and 21CN; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; capital expenditure and investment plans (including expected reductions in capital expenditure); adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
     Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of BT Global Services’ revised operating model and restructuring plan not being achieved; the results of the pension fund actuarial valuation; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Principal risks and uncertainties. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom — taking over the telecommunications business.
     British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     BT Group was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.
     The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the USA is David Eveleigh, 2160 East Grand Avenue, El Segundo, CA 90245, USA.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2009 99

Notes prices
On 5 December 2000 BT issued four series of notes comprising US$2.8bn 8.625% notes due 2030 (the thirty-year 2000 Notes), US$3.0bn 8.125% notes due 2010 (the ten-year 2000 Notes), US$3.1bn 7.625% notes due 2005 (the five-year 2000 Notes) and US$1.1bn floating rate notes due 2003 (the three-year 2000 Notes, and, together with the thirty-year 2000 Notes, the ten-year 2000 Notes, the five-year 2000 Notes, the 2000 Notes). The three-year 2000 Notes were redeemed at par on 15 December 2003 and the five-year 2000 Notes were redeemed at par on 15 December 2005. On 5 December 2007, BT issued two series of notes comprising US$600,000,000 5.15% senior notes due 2013 (the five-year 2007 Notes) and US$600,000,000 5.95% senior notes due 2018 (the ten-year 2007 Notes and, together with the five-year 2007 Notes, the 2007 Notes). On 19 March 2008, BT issued two series of notes comprising US$250,000,000 5.15% senior notes due 2013 (the five-year 2008 Notes) and US$500,000,000 5.95% senior notes due 2018 (the ten-year 2008 Notes and, together with the five-year 2008 Notes, the 2008 Notes).
     The high and low prices for the outstanding 2000 Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes
	High	Low	High	Low
Year ended 31 March 2001	109.33	100.33	106.13	100.28

Year ended 31 March 2002	123.49	102.07	115.60	103.12

Year ended 31 March 2003	131.37	108.44	122.45	107.05

Year ended 31 March 2004	142.40	121.62	128.58	118.03

Year ended 31 March 2005	140.53	121.40	123.24	115.57

Year ended 31 March 2006	141.95	127.65	118.74	109.75

Year ended 31 March 2007	141.83	120.97	113.10	101.40

Year ended 31 March 2008
First quarter	140.17	128.62	111.82	108.86
Second quarter	135.08	128.93	110.67	108.96
Third quarter	137.85	129.59	111.65	109.34
Fourth quarter	134.87	121.62	112.36	109.64
Full period	140.17	121.62	112.36	108.86

Year ended 31 March 2009
First quarter	129.73	120.71	109.55	107.13
Second quarter	125.96	103.41	108.91	106.63
Third quarter	110.91	83.15	109.17	97.20
Fourth quarter	108.96	89.31	106.15	102.47
Full period	129.73	83.15	109.55	97.20

Last six months
November 2008	95.90	92.03	101.46	97.61
December 2008	110.91	95.20	105.12	99.24
January 2009	108.96	100.61	106.15	102.47
February 2009	103.36	99.16	106.00	104.13
March 2009	100.82	89.31	105.13	104.15
April 2009	98.88	91.53	105.21	104.33

100 British Telecommunications plc Annual Report and Form 20-F 2009	Additional information for shareholders

The high and low prices for the 2007 Notes and 2008 Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Five-year 2007 Notes		Ten-year 2007 Notes		Five-year 2008 Notes		Ten-year 2008 Notes
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2008
First quarter	–	–	–	–	–	–	–	–
Second quarter	–	–	–	–	–	–	–	–
Third quarter	99.96	98.78	100.27	98.16	–	–	–	–
Fourth quarter	103.04	97.72	104.13	95.49	103.04	97.72	104.13	95.49
Full period	103.04	97.72	104.13	95.49	103.04	97.72	104.13	95.49

Year ended 31 March 2009
First quarter	100.37	96.49	100.22	94.81	100.37	96.49	100.22	94.81
Second quarter	99.38	95.89	97.42	87.36	99.38	95.89	97.42	87.36
Third quarter	96.59	91.40	96.58	81.16	96.59	91.40	96.58	81.16
Fourth quarter	97.87	91.88	88.15	81.03	97.87	91.88	88.15	81.03
Full period	100.37	91.40	100.22	81.03	100.37	91.40	100.22	81.03

Last six months
November 2008	94.12	90.45	86.96	78.68	94.12	90.45	86.96	78.68
December 2008	96.11	91.40	88.85	81.16	96.11	91.40	88.85	81.16
January 2009	97.87	92.83	88.15	84.00	97.87	92.83	88.15	84.00
February 2009	93.69	92.08	86.65	82.63	93.69	92.08	86.65	82.63
March 2009	93.35	91.88	84.46	81.03	93.35	91.88	84.46	81.03
April 2009	95.69	92.33	84.54	80.52	95.69	92.33	84.54	80.52

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2009 101

Memorandum and Articles of Association
The following is a summary of the principal provisions of the company’s memorandum and articles of association (‘Memorandum’ and ‘Articles’), a copy of which has been filed with the Registrar of Companies.
Memorandum
The Memorandum provides that the company’s principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.
Articles
(a) Voting rights
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘shareholder’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.
     Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.
     Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder’s proxy).
(b) Changes in capital
The company may by ordinary resolution:
(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;
(ii)	subject to the Companies Act, divide all or part of its share capital into shares of a smaller amount;
(iii)	cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and
(iv)	increase its share capital.
The company may also:
(i)	buy back its own shares; and
(ii)	by special resolution reduce its share capital, any capital redemption reserve and any share premium account.
(c) Dividends
The company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.
     Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.
(d) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could give them a liability.
(e) Transfer of shares
Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.
(f) General meetings of shareholders
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.
(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.
(h) Directors
Directors’ remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.
(i) Directors’ votes
A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders’ meetings. Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he/she is interested as set out in the Articles.

102 British Telecommunications plc Annual Report and Form 20-F 2009	Additional information for shareholders

Articles continued
Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director’s right to vote and be counted in a quorum on resolutions in which he/she is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.
(j) Directors’ interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
(i)	have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);

(ii)	have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);

(iii)	hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and

(iv)	alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.
A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.
     When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.
(k) Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.
(l) Directors’ borrowing powers
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.
Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.
Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC’s website at www.sec.gov.
CROSS REFERENCE TO FORM 20-F
The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable
3D	Risk factors	Business review
		Principal risks and uncertainties	11

4	Information on the company
4A	History and development of the company	Business review
		Introduction	2
		How we are structured	3
		Additional information for shareholders
		Background	99
		Financial review
		Balance sheet
		Capital expenditure	19
		Acquisitions	19
4B	Business overview	Business review	2
		Financial review
		Line of business results	14
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	99
4C	Organisational structure	Business review
		Introduction	2
		Subsidiary undertakings and associate	98
4D	Property, plants and equipment	Business review
		Our property portfolio	11

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2009 103

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

5	Operating and financial review and prospects
5A	Operating results	Financial review	13
		Consolidated financial statements
		Accounting policies	30
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	99
5B	Liquidity and capital resources	Financial review	13
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	99
		Consolidated financial statements
		Notes to the consolidated financial statements
		Loans and other borrowings	57
		Financial commitments and contingent liabilities	62
		Financial instruments and risk management	74
5C	Research and development, patents and licences	Business review
		Our resources	6
		Our global research and development capabilities	8
5D	Trend information	Financial review	13
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	99
5E	Off-balance sheet arrangements	Financial review
		Capital management
		Off-balance sheet arrangements	21
5F	Tabular disclosure of contractual obligations	Financial review
		Capital management
		Capital resources	20
6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Business review
		Our resources
		Our people	7
		Consolidated financial statements
		Notes to consolidated financial statements
		Employees	70
6E	Share ownership	Omitted due to reduced disclosure format
7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements
		Notes to the consolidated financial statements
		Related party transactions	62
7C	Interests of experts and counsel	Not applicable
8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below.
		Business review
		Legal proceedings	11
		Financial review
		Other group items
		Dividends	18
		Consolidated financial statements
		Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	62
		Additional information for shareholders
		Articles
		Dividends	102
8B	Significant changes	Financial review
		Capital management
		Capital resources	20

9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Memorandum and articles of association	Additional information for shareholders
		Memorandum and Articles of Association	102
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	103
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	103
10I	Subsidiary information	Not applicable

104 British Telecommunications plc Annual Report and Form 20-F 2009	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

11	Quantitative and qualitative	Financial review
	disclosures about market risk	Financial risk management	21
		Consolidated financial statements
		Accounting policies
		Financial instruments	33
		Notes to the consolidated financial statements
		Financial instruments and risk management	74
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders and use of proceeds	Not applicable
15	Controls and Procedures	Statutory information
		US Sarbanes-Oxley Act of 2002	26
16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of Ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Consolidated financial statements
		Notes to the financial statements
		Audit and non audit services	74
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable
16F	Change in registrant's certifying accountants	Not applicable
16G	Corporate governance	Omitted due to reduced disclosure format
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors – Consolidated financial statements	28
		United States opinion	29
		Consolidated financial statements
		Notes to the consolidated financial statements	42
		Accounting policies	30

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2009 105

British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
Produced by BT Group
Designed by Greentarget, London
Typeset by Bowne
Printed in England by St Ives Direct, Crayford
Printed on elemental chlorine-free paper
Sourced from sustainably managed forests
PHME 57861